As submitted confidentially to the U.S. Securities and Exchange Commission on September 15, 2023. This draft Registration Statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The Great Restaurant Development Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	5812	Not Applicable
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

(+852) 2487 3337

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 Telephone: 212-588-0022	Benjamin A. Tan Esq. Sichenzia Ross Ference LLP 1185 Avenue of the America, 31st Floor, New York, NY 10036 Telephone: 212-930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the public offering by the Registrant of Ordinary Shares of the Registrant and by Sincere Virtue Limited, as a selling shareholder, of up to Ordinary Shares of the Registrant (the “Public Offering Prospectus”) through the underwriter named on the cover page of the Public Offering Prospectus.

●	Resale Prospectus. A prospectus to be used for the resale by Sincere Virtue Limited of up to Ordinary Shares of the Registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different outside and inside front covers;
●	the Offering section in the Prospectus Summary section on page 17 of the Public Offering Prospectus is removed and replaced with the Offering section on page 1 of the Resale Prospectus;
●	the Use of Proceeds section on page 42 of the Public Offering Prospectus is removed and replaced with the Use of Proceeds section on page 1 of the Resale Prospectus;
●	the Capitalization and Dilution sections on page 43 and page 45 of the Public Offering Prospectus are deleted from the Resale Prospectus respectively;
●	a Selling Shareholder section is included in the Resale Prospectus beginning on page 1 of the Resale Prospectus;
●	references in the Public Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus;
●	the Underwriting section on page 124 of the Public Offering Prospectus is removed and replaced with a Plan of Distribution section on page 2 of the Resale Prospectus;
●	the Legal Matters section on page 128 of the Public Offering Prospectus is removed and replaced with the Legal Matters section on page 3 of the Resale Prospectus; and
●	the outside back cover of the Public Offering Prospectus is removed and replaced with the outside back cover of the Resale Prospectus.

The Registrant has included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Resale Prospectus as compared to the Public Offering Prospectus.

i

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission of which this prospectus is a part is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated September 15, 2023

The Great Restaurant Development Holdings Limited

Ordinary Shares

This is an initial public offering by our Company of ordinary shares (“Ordinary Shares”). We are a Cayman Islands exempted company with limited liability with a principal place of business in Hong Kong through our wholly-owned subsidiary, First Grade Group (H.K.) Company Limited (“First Grade” or “Operating Subsidiary”).

We are offering         Ordinary Shares on a firm commitment basis. In addition, Sincere Virtue Limited (“Sincere Virtue” or “Selling Shareholder” or “Controlling Shareholder”) is offering          Ordinary Shares to be sold in the offering (“Offering”). We anticipate that the initial public offering price of the Ordinary Shares will be between US$         and US$         per Ordinary Share.

Prior to this Offering, there has been no public market for our Ordinary Shares. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “HPOT.” This Offering is contingent upon the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange and, if this listing is not successful, this Offering cannot be completed. We will not consummate and close this Offering without a listing approval letter from the Nasdaq Capital Market.

We were incorporated in the Cayman Islands on March 8, 2018, as a holding company of our business, which is primarily operated through our wholly-owned subsidiary, First Grade. Our Company is not a Chinese or Hong Kong operating company but a Cayman Islands holding company with operations conducted by our subsidiary in Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong” or “HK”). As a holding company with no material operations of our own, we conduct our operations solely through our HK-incorporated wholly-owned subsidiary, First Grade. You are investing in Ordinary Shares of our Company, the Cayman Islands holding company. Investors of our Ordinary Shares are not purchasing and may never directly hold equity interests in First Grade.

Neither we nor our HK based subsidiary is required to obtain permission from the People’s Republic of China (“China” or “PRC”) government to list our Ordinary Shares on the Nasdaq Capital Market.

We do not expect to be subject to the cybersecurity review by the China Securities Regulatory Commission (“CSRC”) and the Cyberspace Administration of China (“CAC”) in relation to this Offering, given that: (1) our Operating Subsidiary is incorporated in Hong Kong and is located in Hong Kong, (2) we have no subsidiary, variable interest entity (“VIE”) structure or any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures of Overseas Securities Issuance and Listing by Domestic Enterprises (the “Trial Overseas Listing Measures”) to have an impact on our business, operations or this Offering, as we do not believe that our Operating Subsidiary would be deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiary was incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Overseas Listing Measures remains unclear whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiary has in aggregate collected and stored personal information of less than one million users, and that data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities; (iii) all of the data our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review.

ii

The national laws adopted by the PRC are generally not applicable to Hong Kong according to the Basic Law. The Basic Law came into effect on July 1, 1997. It is the constitutional document of Hong Kong, which sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems” is a prominent feature of the Basic Law, which dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover of Hong Kong by the United Kingdom in 1997. Under the principle of “one country, two systems”, Hong Kong’s legal system, which is different from that of the PRC, is based on common law, supplemented by statutes.

Pursuant to Article 18 of the Basic Law, national laws adopted by the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws in relation to the national flag, national anthem, and diplomatic privileges and immunities. Further, there is no legislation stating that the laws in Hong Kong should be commensurate with those in the PRC. Despite the foregoing, the legal and operational risks of operating in China also apply to businesses operating in Hong Kong and Macau.

However, there remains uncertainty as to how the existing PRC regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC and the CSRC, may adopt new laws, regulations, rules, or detailed implementation and interpretation. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

Based on the foregoing, we cannot assure you that PRC regulatory agencies, including the CAC and the CSRC, will take the same view as we do. Similarly, there is no assurance that we can fully or timely comply with such laws promulgated by the CAC and the CSRC if an alternative view is applied to Hong Kong. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC or filing procedures with the CSRC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

We believe that we have been in compliance with the data privacy and personal information requirements of the CAC for the above-mentioned reasons. Further, we are not a PRC based “domestic company” for the purposes of the Trial Overseas Listing Measures.

As of the date of this prospectus, our Company and its subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. None of our business activities appears to be within the immediate targeted areas of concern by the Chinese government. For more details, see “Risk Factors — Risks Relating to Doing Business in the Jurisdiction in which our Operating Subsidiary Operates — We may become subject to a variety of PRC laws and other regulations regarding data protection or cybersecurity, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations.”

iii

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), the Public Company Accounting Oversight Board United States (“PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) the PRC because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, as more stringent criteria have been imposed by the United States Securities and Exchange Commission (“SEC”) and the PCAOB recently, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the HFCAA if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, thus reducing the time period for triggering the prohibition on trading. Our auditor WWC, P.C. (“WWC”) is not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. Our auditor is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis, with the last inspections in December 2021. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the CSRC and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. See “A recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.” on page 32.

First Grade conducts its business in Hong Kong and some customers of our restaurants may be PRC individuals. Conducting business in Hong Kong involves risks of uncertainty about any actions the Chinese government or authorities in Hong Kong may take. See “Prospectus Summary - Recent Regulatory Development in the PRC” beginning on page 12 and “Risk Factors – Risks Relating to Doing Business in the Jurisdiction in which our Operating Subsidiary Operates” beginning on page 27.

There are significant legal and operational risks associated with being based in or having the majority of our operations in Hong Kong, including potential changes in the legal, political and economic policies of the Chinese government, and the relations between China and the United States. Chinese or U.S. regulations may materially and adversely affect our business, financial condition and results of operations. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our securities to significantly decline or become worthless.

Upon completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules as long as our majority and eventual controlling shareholder Sincere Virtue will be the beneficial owner of an aggregate of           Ordinary Shares, which will represent      % of the total issued and outstanding Ordinary Shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors;

●	an exemption from the rule that director nominees be selected or recommended for selection by either a majority of the independent directors or a nomination committee comprised solely of independent directors; and

●	an exemption from the rule that independent directors have regularly scheduled meetings with only the independent directors present.

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As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nomination and compensation committees might not consist entirely of independent directors upon closing of the Offering. If we cease to remain as a foreign private issuer, we may rely on these exemptions. Furthermore, Sincere Virtue will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. For additional information, see “Risks Relating to Our Initial Public Offering and Ownership of Our Ordinary Shares - Our Controlling Shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions” on page 38.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Investing in our Ordinary Shares involves risks. Please see “Implications of Our Being an Emerging Growth Company” and “Implications of Our Being a Foreign Private Issuer” beginning on page 14 of this prospectus for more information.

	Per Share	Total(3)
Public offering price(1)	US$	US$	(4)
Underwriting discounts and commissions to be paid by us (2)	US$	US$
Proceeds to the Company before expenses to us (3)	US$	US$
Proceeds to the Selling Shareholder(3)	US$	US$

(1) Initial public offering price per share is assumed to be US$ , which is the midpoint of the range set forth on the cover page of this prospectus.

(2) We have agreed to pay the underwriters a discount/commission equal to 7% of the initial offering price. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sales of the Ordinary Shares in this Offering payable to the underwriters. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 124.

(3) Excludes fees and expenses payable to the underwriters. See “Underwriting – Discounts, Commission and Expenses” on page 124.

(4) Includes US$            gross proceeds from the sale of              Ordinary Shares offered by our Company and US$ gross proceeds from the sale of            Ordinary Shares offered by the Selling Shareholder.

This Offering is being conducted on a firm commitment basis and underwriters are obligated to take and pay for all of the shares if any such shares are taken. If we complete this Offering, net proceeds will be delivered to the Selling Shareholder and to us on the closing date. The underwriters expect to deliver the Ordinary Shares to the purchasers against payment therefor on or about                 2023. If the underwriters exercise the option in full, the total underwriting discounts payable will be $              , and the total proceeds to us, before expenses, will be $          .

Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should not assume that the information contained in the Registration Statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares being registered in the Registration Statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Eddid Securities USA Inc.

The date of this prospectus is [●], 2023

v

Until                , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

vi

ABOUT THIS PROSPECTUS

Neither we, the Selling Shareholder nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, the Selling Shareholder nor the underwriters take responsibility for, nor provide any assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we, the Selling Shareholder nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our reporting currency is the Hong Kong dollar. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

This prospectus contains translations of certain HK$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended December 31,
	2021	2022
Period Ended HK$: USD exchange rate	7.7996	7.8015
Period Average HK$: USD exchange rate	7.7727	7.8306

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Investors should not place undue reliance on the facts, statistics and data contained in this prospectus with respect to the economies and the industry. Certain market and industry data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All market and industry data used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe the information from industry publications and other third-party sources included in this prospectus is reliable, we do not guarantee the accuracy and completeness of such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, certain of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and place in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the business in which we operate;

●	the regulatory environment and industry outlook in general;

●	future developments in the food and beverage business and actions of our competitors;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	the overall economic environment and general market and economic conditions in Hong Kong;

●	our ability to execute our strategies;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in consumer performances, tastes and trends; and

●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the Registration Statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

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DEFINITIONS

“Anti-epidemic Fund”	means the six rounds of anti-epidemic fund amounting to HK$348.47 billion granted by the Hong Kong government to (i) help businesses stay afloat; (ii) keep workers in employment; (iii) relieve financial burdens of individuals and businesses; and (iv) assist the economy to recover once the Pandemic is contained.

“Articles of Association”	means the amended and restated articles of association of our Company adopted on August 3, 2023, as amended from time to time, a copy of which is filed as Exhibit 3.1 to this Registration Statement.

“Basic Law”	means the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China.

“Business Day”	means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“BVI”	means British Virgin Islands.

“CAC”	means the Cyberspace Administration of China.

“CAGR”	means compound annual growth rate.

“Chicken Rice Box”	means chicken rice featuring different ingredients cooked with our Signature Chicken Sauce in our own food factory, which is packed in a sealed microwavable plastic container and frozen before it is being sold to a customer through our restaurants or online food delivery platforms.

“China” or the “PRC”	means the People’s Republic of China, excluding, for the purpose of this prospectus only, the special administrative regions of Hong Kong, the Macau Special Administrative Region and Taiwan.

“Companies Act”	means the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time.

“Companies Ordinance”	means the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Company”, “the Company”, or “our Company”	means The Great Restaurant Development Holdings Limited, a company incorporated in the Cayman Islands as an exempted company with limited liability on March 8, 2018.

“COVID-19”	means the novel strain of coronavirus identified in 2019, an infectious virus causing severe acute respiratory syndrome, which was deemed a pandemic by the World Health Organization.

“COVID-19 Business and Premises Regulation”	means Prevention and Control of Disease (Requirements and Directions) (Business and Premises) Regulation (Chapter 599F of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“COVID-19 Catering Business Premises Directions”	means directions issued by the Secretary FH under the COVID-19 Business and Premises Regulation which are applicable to catering business premises for preventing, protecting against, delaying or otherwise controlling the incidence or transmission of COVID-19 in Hong Kong, which covers the mode of operation of the business or activity of any catering business premises, the closing of any catering business premises and the opening hours of any catering business premises.

3

“CSRC”	means the China Securities Regulatory Commission.

“Director(s)”	means the director(s) of our Company.

“Dutiable Commodities (Liquor) Regulations”	means the Dutiable Commodities (Liquor) Regulations (Chapter 109B of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Dutiable Commodities Ordinance”	means the Dutiable Commodities Ordinance (Chapter 109 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Electronic Payment”	means an instant electronic payment made via a mobile payment app (including Alipay, WeChat Pay, BoC Pay and PayMe) or a reusable contactless stored value smart card known as “Octopus” in Hong Kong.

“Employees’ Compensation Ordinance”	means the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Employment Ordinance”	means the Employment Ordinance (Chapter 57 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time).

“Environmental Protection Department”	means the Environmental Protection Department of Hong Kong.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended.

“FEHD”	means the Food and Environmental Hygiene Department of Hong Kong.

“FINRA”	means Financial Industry Regulatory Authority, Inc.

“Fire Services Department”	means the Hong Kong Fire Services Department.

“First Grade” or “Operating Subsidiary”	means First Grade Group (H.K.) Company Limited, a company incorporated in Hong Kong with limited liability on April 12, 2011 and an indirect wholly-owned subsidiary of our Company.

“Food Business Regulation”	means the Food Business Regulation (Chapter 132X of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Frost & Sullivan”	means Frost & Sullivan Limited, an independent business consulting firm.

“Frost & Sullivan Report”	means the market research report commissioned by us and prepared by Frost & Sullivan.

“Group,” “our Group,” “we” or “us”	means our Company and our subsidiaries, including our Operating Subsidiary.

“HK$,” “Hong Kong dollars” or “HK dollars”	means Hong Kong dollars, the lawful currency of Hong Kong.

“Hong Kong” or “HK”	means the Hong Kong Special Administrative Region of the PRC, comprising the Hong Kong Island, the Kowloon Peninsula and the New Territories.

“Independent Third Party(ies)”	means a person or company who or which is independent of and is not a 5% beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% beneficial owner of the Company.

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“Liquor Licensing Board”	means the Liquor Licensing Board of Hong Kong.

“Listing”	means the listing of our Ordinary Shares on the Nasdaq Capital Market or other national securities exchange.

“Mandatory Provident Fund Schemes Ordinance”	means the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Memorandum of Association” or “Memorandum”

means the amended and restated memorandum of association of our Company adopted on August 3, 2023 and as supplemented, amended or otherwise modified from time to time, a copy of which is filed as Exhibit 3.1 to our Registration Statement of which this prospectus forms a part.

“Memorandum and Articles of Association”	means the Memorandum of Association and the Articles of Association.

“Minimum Wage Ordinance”	means the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“MPF”	means mandatory provident fund to be contributed by an employer in accordance with the Mandatory Provident Fund Schemes Ordinance.

“MPF Authority”	means the Mandatory Provident Fund Scheme Authority of Hong Kong.

“Mr. Chu”	means Mr. Tak Wah Chu, Co-chairman and an executive Director of our Company.

“Mr. Law”	means Mr. Siu Ming Law, Co-chairman, Chief Executive Officer and an executive Director of our Company.

“Offering”	means the offer of Ordinary Share by our Company and the Selling Shareholder pursuant to this prospectus.

“Ordinary Shares”	means ordinary share(s) with par value of US$0.001 per share in the share capital of our Company.

“Pandemic”	means the pandemic of COVID-19 which persisted from early 2020 to late 2022.

“POS System”	means our point-of-sale system which captures our customers’ spending data, including time and date of meal, quantities of each menu item sold, drinks consumption and means of payment.

“Prevention and Control of Disease Ordinance”	means the Prevention and Control of Disease Ordinance (Chapter 599 of the Laws of Hong Kong), as amended, supplemented, or otherwise modified from time to time.

“Public Health and Municipal Services Ordinance”	means the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong), as amended, supplemented or modified from time to time.

“Regulation S”	means Regulation S under the U.S. Securities Act.

“Sarbanes Oxley Act”	means The Sarbanes-Oxley Act of 2002.

“SEC”	means the United States Securities and Exchange Commission.

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“Secretary FH”	means the Secretary for Food and Health in Hong Kong.

“Signature Chicken Sauce”	means our self-formulated and homemade signature chicken sauce, which can be served with different level of spiciness according to the taste preference of our customers.

“Sincere Virtue” or “Selling Shareholder” or “Controlling Shareholder”	means Sincere Virtue Limited, a company incorporated in the BVI with limited liability on January 15, 2018 and owned as to 50% by Mr. Law and 50% by Mr. Chu, being an existing shareholder of our Company that is selling a portion of its Ordinary Shares pursuant to this prospectus.

“Specialty Chicken Hotpot”	means our signature chicken hotpot which is first served as a chicken claypot dish cooked with our Signature Chicken Sauce and the leftovers of which, plus any refills of our Signature Chicken Sauce, may be used at the customer’s option as a soup base to cook his/her selected raw ingredients as a self-serve hotpot.

“U.S.,” “United States” or “US”	means the United States of America.

“US$” or “U.S. dollars”	means United States dollars, the lawful currency of the United States of America.

“U.S. GAAP”	means the generally accepted accounting principles in the United States of America.

“U.S. Securities Act”	means the United States Securities Act of 1933, as amended.

“VIE”	means variable interest entity.

“Water Pollution Control Ordinance”	means the Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong), as amended, supplemented or modified from time to time.

“West Image”	means West Image Limited, a BVI business company incorporated in the BVI with limited liability on January 2, 2013 and our direct wholly-owned subsidiary.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

We operate a multi-award-winning Chinese restaurant chain and specialize in various types of Specialty Chicken Hotpot under the brand name “The Great Restaurant (一品雞煲火鍋)” in Hong Kong. As of the date of this prospectus, we operate seven restaurants in our chain, out of which three are located in the New Territories, three in the Kowloon Peninsula and one on Hong Kong Island. We have over 12 years of experience in the restaurant services industry in Hong Kong and utilize one food factory to support our operations.

Our Competitive Strengths

Strong brand recognition in the hotpot restaurant market in Hong Kong

We operate a multi-award-winning Chinese restaurant chain that specializes in various types of Specialty Chicken Hotpot under the brand name “The Great Restaurant (一品雞煲火鍋)” in Hong Kong. With our over 12 years of operating history, we believe that we have built our “The Great Restaurant (一品雞煲火鍋)” brand name to represent high-quality specialty chicken hotpot dining in Hong Kong among locals and tourists. We have received the various awards over the years that reflect our market recognition in Hong Kong.

Strategic locations of our restaurants and food factory

Our locations are either strategically located on the street level with high pedestrian traffic or in the basements/lower floors of shopping malls or commercial buildings with direct access by private stairways or escalators from the street level with feature conspicuous signages of our “The Great Restaurant (一品雞煲火鍋)” brand name. Moreover, we have opened our restaurant storefronts in a variety of locales, all of which are densely populated middle-income residential or mixed commercial and residential districts in Hong Kong.

Our Specialty Chicken Hotpots, Signature Chicken Sauce and our strong commitment to food quality

Specialty Chicken Hotpot

We created the concept of our signature Specialty Chicken Hotpot. This dish incorporates the combination of a claypot dish and a self-serve hotpot, both of which are popular and used in traditional Chinese cuisine. We believe combining both the claypot dish and self-serve hotpot is a modern and fresh take on traditional Chinese cuisine that is equally intriguing as it is delicious. We believe our success lies in the novelty of our Specialty Chicken Hotpots and the iconic taste of our self-formulated and homemade Signature Chicken Sauce.

Fresh and quality food

We endeavor to use fresh ingredients as much as possible. Therefore, we generally arrange for our suppliers to directly deliver all fresh ingredients to our restaurants for preservation of freshness.

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We deploy an efficient and standardized operations management system

We believe our standardized operations and efficient management system have enabled us to control our operation costs, maximize profitability, achieve economies of scale, maintain quality control and establish a scalable business model, as evidenced by our growth to date. Our standardized and efficient operations primarily consist of the following elements:

●	Our food factory

●	Our standardized quality control system and menu

●	Our POS System

●	Our Comprehensive staff training

Established and stable relationship with our major suppliers

As of the date of this prospectus, we maintained established business relationship for an average of over eight years with our five largest suppliers during the years ended December 31, 2021 and 2022. Our established and stable business relationships with our major suppliers enable us to secure continuous, timely and steady supply of quality food ingredients at commercially viable prices. This supply of high-quality ingredients enables us to offer stable, safe and fresh food offerings to our customers at an affordable price.

A team of experienced managerial personnel

Our executive Directors and members of senior management are highly experienced in the catering services industry and restaurant management. Our Group was founded in 2011 by Mr. Law and Mr. Chu who we believe have been instrumental in the growth and development of our Group over our 12 years of operations. Mr. Wong Ka Wah, our culinary director, who has over 40 years of experience in the catering services industry, is responsible for the creation of new dishes and control of output quality. Similarly, Mr. Lo Tung Ming, our executive chef, is critical to our operations due to his over 16 years of experience in the catering services industry. To that end, he is in charge of the daily operation of our food factory, the procurement of ingredients and managing our relationship with the suppliers. Further, Ms. Weng Shuling, our general manager, who has over 16 years of experience in the catering services industry, is responsible for overseeing the daily operation of our restaurants. All of them joined our Group since our founding in 2011 and have established good rapport with our executive Directors.

Our Growth Strategies

We intend to leverage our successful track record, our brand image and the experience of our management team to facilitate an expansion plan that we believe will increase our share in the hotpot restaurant market in Hong Kong. To this end, we intend to implement the following strategic growth strategies:

●	expand our restaurant network;
●	expand the production and/or sales channels of our peripheral food products including our Chicken Rice Boxes;
●	set up a new food factory encompassing an automatic production line for our Chicken Rice Boxes and a training center;
●	enhance our brand awareness in Hong Kong and Southeast Asia;
●	set up a new head office;
●	invest in service and system upgrade to improve operational efficiency; and
●	redesign and refurbish our existing restaurants.

Corporate Information

We were incorporated in the Cayman Islands on March 8, 2018. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our administrative office is located at Ground Floor and 1st Floor, No. 73 Chung On Street, Tsuen Wan, New Territories, Hong Kong. Our telephone number is +852 2487 3337. Our website address is https://thegreatrestaurant.neocities.org. The information contained on our website (https://thegreatrestaurant.neocities.org) does not form part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

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Transfers of Cash to and From Our Subsidiaries

Our business is primarily conducted through our indirectly wholly-owned HK subsidiary, First Grade. The Cayman Islands holding company will rely on dividends paid by its subsidiaries, West Image, our wholly-owned BVI subsidiary and the latter’s wholly-owned HK subsidiary, First Grade, for our Company’s working capital and cash needs, including the funds necessary to pay any dividends. Our Company and West Image are Cayman Islands and BVI holding companies, respectively. Only First Grade operates in HK.

During the normal course of our business, cash is maintained by our Operating Subsidiary, First Grade, in 23 separate Hong Kong Dollar bank accounts and one foreign currency savings account in HK.

For the financial years ended December 31, 2021 and 2022, there has not been any transfers, dividends, or distributions between the holding company, our Company, its subsidiaries, or to its investors. If we decide to pay dividends on any of our Ordinary Shares, as a holding company, we will depend on the receipt of funds from our Operating Subsidiary through dividend payments. We are permitted under the laws of the Cayman Islands to provide funding to our Operating Subsidiary through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

We currently intend to retain all of our available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Cayman Islands. Subject to the Cayman Act and our Memorandum and Articles of Association, our board of Directors may declare dividends and distributions on our Ordinary Shares and authorize payment of the dividends or distributions out of the funds of the Company. No dividend or distribution shall be paid except out of our realized or unrealized profits, or out of our share premium account unless immediately following the payment we are able to pay our debts as they fall due in the ordinary course of business. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either its profit or share premium account, provided that in no circumstances may a dividend be paid if such payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

British Virgin Islands. Under BVI law, the board of directors of our BVI subsidiary may authorize payment of a dividend to its shareholders as such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

Hong Kong. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

For more information, see “Dividend Policy,” “Risk Factors”, “Summary Consolidated Financial and Data” and “Consolidated Statements of Changes in Shareholders’ Equity” in the Report of the independent registered public accounting firm.

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Risks and Challenges

Investing in our Ordinary Shares involves risks. You should carefully read and consider all of the information contained in this prospectus (including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto) before making an investment decision. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 19 of this prospectus, which you should carefully consider before making a decision to invest in our Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, and you may lose all or part of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of forward-looking statements, and the significance of forward-looking statements in the context of this prospectus.

The following is a summary of what our management views as our most significant risk factors:

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business, beginning on page 19 of this prospectus, include but are not limited to the following:

●	Our success depends significantly on the market’s recognition of our brand, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

●	Our auditor has expressed substantial doubt about our ability to continue as a going concern.

●

Health-related outbreaks amounting to epidemics and/or pandemics of infectious or contagious diseases, diseases of animals, food-borne illnesses as well as negative publicity relating to such incidents may from time to time adversely affect our financial condition and results of operations in the future.

●	Our business is heavily dependent on the macroeconomic conditions of Hong Kong, the overall economic growth of which could adversely affect our business.

●	Our current restaurant locations or rental rates may become unattractive and the lack of new suitable locations on commercially viable terms, or any increase in rental costs may result in a failure to renew the existing tenancy agreements of our leased properties or a failure to seek new premises elsewhere for existing and new restaurants, and/or may affect our expansion plan.

●	Our success depends on our key management personnel and experienced and capable personnel, as well as our ability to attract, motivate and retain a sufficient number of capable employees.

●	The hotpot restaurant market in Hong Kong is highly competitive.

Risks Relating to Doing Business in the Jurisdiction in which our Operating Subsidiary Operates

Risks and uncertainties relating to doing business in the jurisdiction in which our Operating Subsidiary operates, beginning on page 27 of this prospectus, include but are not limited to the following:

●	Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight over the conduct of our business, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations and rules and the enforcement of laws of the Chinese government may also occur and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	We may become subject to a variety of PRC laws and other regulations regarding data protection or cybersecurity, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition, and results of operations.

●	The Hong Kong legal system is subject to uncertainties in the interpretation and enforcement of PRC laws and regulations, which could change at any time and could limit the legal protections available to our Operating Subsidiary.

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●	We may be affected by adverse changes in the political, economic, regulatory or social conditions in Hong Kong and in the countries in which we and our customers and suppliers operate.

●	HK and PRC’s legal systems are evolving and have uncertainties that could limit the legal protection available to you and us.

Risks Relating to Our Initial Public Offering and Ownership of Our Ordinary Shares

Risks and uncertainties relating to our securities and this Offering, beginning on page 34 of this prospectus, include but are not limited to the following:

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and could result in significant losses and you may not be able to resell your shares at or above the initial public offering price.

●	Because we may not expect to pay dividends in the foreseeable future, you may rely on price appreciation of our Ordinary Shares for a return on your investment.

●	Because our public offering price is substantially higher than our net tangible book value per Ordinary Share, you will experience immediate and substantial dilution.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Because we are a Cayman Islands company and all of our business is conducted in HK, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Holding Foreign Companies Accountable Act (the “HFCAA”)

The HFCAA states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibitions requirements described above.

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On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. WWC, P.C. is headquartered in the United States of America and has been inspected by the PCAOB on a regular basis, with the last inspection in December 2021. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. See “Risks Relating to Doing Business in the Jurisdiction in which our Operating Subsidiary Operates - A recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering” on page 32. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. We cannot assure you whether the Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. It includes three provisions that, if abided by, would grant the PCAOB complete access for the first time: (1) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates – without consultation with, nor input from, Chinese authorities; (2) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

Recent Regulatory Development in the PRC

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on certain illegal activities in the securities market, enhancing supervision over Chinese-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

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On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain illegal activities in the securities markets to promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Chinese-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the circumstances that processing of personal information of natural persons within the territory of China and that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On 17 February 2023, the CSRC issued the Trial Overseas Listing Measures which came into effect on March 31, 2023. Under the Trial Overseas Listing Measures, a domestic enterprise conducting overseas issuance and listing (includes direct and indirect overseas issuance and listing) shall conduct and complete relevant filing procedures with the CSRC. Any overseas issuance and listing conducted by an issuer that concurrently meets the following conditions shall be determined as indirect overseas issuance and listing by a domestic enterprise: (i) 50% or more of its operating revenue, total profit, total assets or net assets as recorded in its audited consolidated financial statements for the most recent financial year is being accounted for by domestic companies; and (ii) the main parts of its business activities are conducted in mainland China, its principal places of business are located in mainland China, or the senior management in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, replacing the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must undergo a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our Operating Subsidiary may collect and store certain data (including certain personal information) from our customers, who may be PRC individuals, in connection with our business and operations and for “Know Your Customer” purposes (to combat money laundering). Given that (1) our Operating Subsidiary is incorporated in Hong Kong and is located in Hong Kong, (2) we have no subsidiary, VIE structure or any direct operations in mainland China, and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Overseas Listing Measures to have an impact on our business, operations or this Offering, as we do not believe that our Operating Subsidiary would be deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiary was incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Overseas Listing Measures remains unclear whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiary has in aggregate collected and stored personal information of less than one million users, and that data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities; (iii) all of the data our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review.

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However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary, its ability to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our Operating Subsidiary is deemed to be an “Operator,” or if the Trial Overseas Listing Measures, Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiary, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If our Operating Subsidiary fails to receive or maintain such permissions or if the required approvals are denied, our Operating Subsidiary may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

Implications of Being a “Controlled Company”

Upon completion of this Offering, Sincere Virtue will be the beneficial owner of an aggregate of            Ordinary Shares which will represent           % of the then total issued and outstanding Ordinary Shares. As a result, we will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore eligible for certain exemptions from the corporate governance requirements of the Nasdaq listing rules. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors;
●	an exemption from the rule that director nominees be selected or recommended for selection by either a majority of the independent directors or a nomination committee comprised solely of independent directors; and
●	an exemption from the rule that independent directors have regularly scheduled meetings with only the independent directors present.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

In addition, our Controlling Shareholder will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

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●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this Offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

Implications of Our Being a Foreign Private Issuer

Upon completion of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq. Following this Offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq, such that a majority of the directors on our board of directors are not required to be independent directors.

Corporate Structure

We were incorporated in the Cayman Islands on March 8, 2018. Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our principal executive office is at Ground Floor and 1st Floor, No. 73 Chung On Street, Tsuen Wan, New Territories, Hong Kong. Our telephone number is +852 2487 3337. Our website address is https://thegreatrestaurant.neocities.org. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

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The chart below sets out our corporate structure as of the date of this prospectus.

A description of our principal subsidiary is set out below.

First Grade was incorporated in Hong Kong as a private company limited by shares on April 12, 2011. Since May 2011, First Grade has been owned directly or indirectly as to 50% by Mr. Law and 50% by Mr. Chu. Following an internal group reorganization completed in March 2019, First Grade became our indirect wholly-owned subsidiary. Since its incorporation, First Grade has been operating our restaurants under the brand “The Great Restaurant (一品雞煲火鍋)”.

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THE OFFERING

Offering Price	The initial public offering price will be between US$ and US$ per Ordinary Share

Ordinary Shares offered by us	Ordinary Shares US$0.001 par value

Ordinary Shares offered by the Selling Shareholder	Ordinary Shares

Ordinary Shares issued and outstanding prior to this Offering	Ordinary Shares

Ordinary Shares issued and outstanding immediate after this Offering	Ordinary Shares

Gross Proceeds	US$

Use of proceeds	We estimate that we will receive net proceeds from this Offering of up to US$ , based on an assumed price to the public in this Offering of US$ (being the estimated mid-point of the offer price range stated in the cover of this prospectus), after deducting underwriting fees and commissions and estimated offering expenses. We currently intend to use the net proceeds from this Offering (i) to expand our restaurant network; (ii) to expand the production and/or sales channels of our peripheral food products including our Chicken Rice Boxes; (iii) to set up a new food factory encompassing an automatic production line for Chicken Rice Boxes and a training center; (iv) to enhance our brand awareness in Hong Kong and Southeast Asia; (v) to set up a new head office; (vi) to invest in service and system upgrade to improve operational efficiency; (vii) redesign and refurbish our existing restaurants; and (viii) for working capital and general corporate purpose.

Dividend policy	Our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividends paid, if any; (g) capital requirements and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board of directors may consider relevant. See “Dividend Policy” for more information.

Lock-up	We, each of our directors and executive officers and our principal shareholders, except for the Selling Shareholder with respect to their Ordinary Shares sold in this Offering and Sincere Virtue with respect to certain Ordinary Shares registered for resale under the Resale Prospectus, have agreed, subject to certain exceptions, for a period of 180 days after the closing of the Offering, not to, except in connection with this Offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting—Lock-Up Agreements.”

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Risk factors	Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 19 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Listing	We plan to apply for the listing of the Ordinary Shares on the Nasdaq Capital Market.

Proposed trading symbol	We plan to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “HPOT”.

Transfer agent

Payment and settlement	The underwriters expect to deliver the Ordinary Shares against payment therefor through the facilities of the Depository Trust Company on , 2023.

Summary Financial Data

The following summary consolidated statements of operations and cash flow data for the years ended December 31, 2021 and 2022 have been derived from our consolidated financial statements included elsewhere in this prospectus. You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus, “Selected Consolidated Financial and Other Data,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Results of Operations Data:

	For the financial year ended December 31, 2021	For the financial year ended December 31, 2022
	$’000	$’000

Revenues	13,682	13,009
Net income	236	475
Net income per share attributable to ordinary shareholders	0.24	0.48
Weighted average number of Ordinary Shares outstanding	1,000,000	1,000,000

Balance Sheet Data:

	As at December 31, 2021	As at December 31, 2022
	$’000	$’000

Cash and cash equivalents	1,969	4,276
Working capital	(4,162)	(3,920)
Total assets	11,102	11,936
Total liabilities	10,692	11,425
Total liabilities and shareholders’ equity	11,102	11,936

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RISK FACTORS

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our auditor has expressed substantial doubt about our ability to continue as a going concern.

The audited financial statements for the fiscal year ended December 31, 2022, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern based upon our working capital deficits for the years ended December 31, 2021, and 2022. Our ability to continue as a going concern is dependent on obtaining necessary financing or negotiating terms of existing short-term liabilities to meet our current and future liquidity needs. As such an uncertainty exists that may cast significant doubt on our ability to continue as a going concern. The audited consolidated financial statements for fiscal year ended December 31, 2022, do not include any adjustments that might result from the outcome of this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our potential inability to continue as a going concern may materially and adversely affect the price of our shares and our ability to raise new capital or to continue our operations.

Our success depends significantly on the market’s recognition of our brand, and if we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

We operate all of our restaurants under our single brand, “The Great Restaurant (一品雞煲火鍋)”. Our success depends extensively on the market’s recognition of our brand, however, our ability to maintain our brand recognition depends on a number of factors of which are beyond our control including customer taste and preference. We must therefore continue to distinguish ourselves from other market players in the Chinese restaurant market (and the hotpot restaurant market in particular) and strengthen customers’ preference towards our brand. Our continued success in maintaining and enhancing our brand and image depends, to a large extent, on our ability to promote our brand by expanding our restaurant network. This image depends on our ability to maintain the highest level of food quality and customer service across our restaurants to prevent customers from experiencing any instances of poor hygiene, bad food quality, poor customer service or personal injury which could tarnish our brand and our business. If we are unable to do so, the value of our brand or image will be diminished and our business and results of operations may be materially and adversely affected. As we continue to grow in size, expand our food offerings and services and extend our geographic reach, maintaining quality and consistency may be more difficult and we cannot assure you that customers’ confidence in our brand name will not be diminished.

Food safety concerns and concerns about the health risk of our products may have an adverse effect on our business.

Food safety is a top priority for us, and we dedicate substantial resources so our customers may enjoy safe and high-quality food products. However, in the catering services industry we face risks of food contamination and related liability claims. Our food quality depends partly on the quality of food ingredients and raw materials provided by our suppliers and we may be unable to detect all defects in our supplies. Any food contamination occurring at our food factory, our restaurants or during the transportation from our food factory to our restaurants that we fail to detect or prevent could adversely affect the quality of food served in our restaurants. As a restaurant chain, we are susceptible to liabilities arising from claims and complaints of foodborne illnesses incidents even if they may be due to matters beyond our control, including improper customer use of our hotpots.

Any failure to detect defective food supplies, or to observe proper hygiene, cleanliness and other quality control requirements or standards in our operations could adversely affect the quality of the food that we offer at our restaurants, which could lead to related liability claims, complaints and negative publicity, reduced customer traffic at our restaurants, imposition of penalties on us by relevant authorities and compensation ordered by courts and revocation or suspension of our food and beverage licenses. Similarly, some of our products contain dairy, fats, sugar and other compounds and allergens, the health effects of which are the subject of public scrutiny, including the suggestion that excessive consumption of dairy, sugar and other compounds can lead to a variety of adverse health effects. An unfavorable report on the health effects of other compounds present in our products, or negative publicity or litigation arising from other health risks such as obesity, could significantly reduce the demand for our beverages and food products. Additionally, there may be new laws and regulations that could impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. A decrease in customer traffic as a result of these health concerns or negative publicity could materially and adversely affect our image and our business.

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In the event of negative publicity from the media regarding foodborne illnesses, negative publicity from articles of industry findings or research reports criticizing our food quality or any customer complaints due to poor hygiene, bad food quality, poor customer service or personal injury regardless of their genuineness or validity, could force us to divert management from other business concerns and, in turn, adversely affect our business. If complaints are not handled properly, effectively and efficiently, the reputation of our brand and our restaurant chain, rather than a single restaurant, may be affected. If we fail to restore and maintain our reputation, we may lose the ability to retain our customers or attract new customers, which may materially and adversely impair our restaurant business and may jeopardize our results of operations, financial conditions and business prospects.

Health-related outbreaks amounting to epidemics and/or pandemics of infectious or contagious diseases, diseases of animals, foodborne illnesses as well as negative publicity relating to such incidents may from time to time adversely affect our financial condition and results of operations in the future.

Any outbreak, epidemic and/or pandemic of infectious or contagious diseases such as Severe Acute Respiratory Syndrome (SARS) and COVID-19 in Hong Kong could lead to a reduction in our customer traffic and total customer spending. During the Pandemic, the Hong Kong government issued many COVID-19 Catering Business Premises Directions which significantly restricted the operation of catering businesses, such as restricting dine-in service, limiting the number of seats per table, imposing a minimum distance between tables and mandatory closure of restaurant for disinfection if any employee or customer of such restaurant is infected with COVID-19, which have materially and adversely affected the catering services industry in Hong Kong. These restrictions have resulted in a shift from dine-in orders to takeaway/online food delivery orders. We are usually charged a fee by the online food delivery platforms equal to an agreed percentage of the price of the food items for each delivery order fulfilled by them. There is no assurance that we will be able to partly or fully transfer such cost to the customers by price adjustment, in which event our profitability may be materially and adversely affected. There is also no assurance that the online food delivery platforms will not increase such fees in the future. There is no guarantee that there will not be any further major outbreak of COVID-19 or outbreak of other infectious or contagious diseases in Hong Kong and that the Hong Kong government will not impose similar or more stringent restrictions on the operation of our restaurants and food factory again. Our Directors have determined that any further major outbreak of COVID-19 or the outbreak of other infections or contagions in Hong Kong could have a material adverse impact on the macroeconomic condition of Hong Kong, which, in turn, will negatively affect our business operations, financial performance and business prospects.

In addition, any negative publicity relating to the aforementioned and other health-related matters such as excessive level of medicine and chemicals contained in poultry and seafood, or outbreak of Bovine Spongiform Encephalopathy (also known as mad cow disease) or Avian influenza A(H7N9) (also known as bird flu) may affect consumers’ perception of food safety in general. An outbreak of any epidemics or pandemics in Hong Kong, especially in the areas where we have restaurants, may result in quarantines, temporary closures of our restaurants, travel restrictions or the sickness or death of key personnel and our customers. Any of the above may cause material disruptions to our operations, which, in turn, may materially and adversely affect our financial condition and results of operations.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the global economy commencing in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

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Our business is heavily dependent on the macroeconomic conditions of Hong Kong, the overall economic growth of which could adversely affect our business. -

We generate all our revenue from restaurant operations in Hong Kong and our economic growth is closely related to the macroeconomic conditions of Hong Kong. Any deterioration in the Hong Kong economy may lead to contraction of consumer discretionary expenditure on food, fear of a recession and decrease in consumer confidence. These factors may lead to a reduction in customer traffic and average spending per dine-in customer per visit at our restaurants, which could materially and adversely affect our financial condition and results of operations.

Our success also depends, to a significant extent, on discretionary customer spending, which is influenced by general economic conditions. Accordingly, we may experience decline in sales during economic downturns or prolonged periods of high unemployment rates. Any material decline in the amount of discretionary spending in Hong Kong may have a material adverse effect on our business, results of operations and financial conditions.

Fluctuations in the cost of both ingredients used in our restaurants and our supply chain inputs may lead to declines in our margins and operating results.

Our success depends on reliable sources of food ingredients such as poultry, meat, seafood, vegetables and beverages at stable competitive prices delivered to us in a timely manner. However, the prices and supply of food ingredients are subject to a variety of factors, some of which are beyond our control. These factors include fluctuations in aggregate supply and demand and external conditions, such as seasonal shifts, climate, natural disasters, diseases, suppliers’ ceasing operations, delays in logistics and transportation, labor strikes or changes in laws and regulations. Our business prides itself in its ability to offer delicious Chinese food to patrons for an affordable price. Any rise in our costs, particularly a rise in the cost of the ingredients we use, may lead to declines in our margins and operating costs.

Our suppliers may also be affected by increasing costs of production and transportation, rising labor costs and other expenses that they may pass onto us from time to time. Moreover, since we generally do not enter into long-term contracts with our suppliers, there is no assurance that we can continue to purchase food ingredients from our suppliers at commercially agreeable prices and that those supplies will arrive in a timely manner. We cannot ensure that our major suppliers will continue to provide us with food ingredients and beverages that satisfy our selection criteria and quality requirements at reasonable prices and in a timely manner. If we are unable to manage our costs, or to pass such additional costs onto our customers, or to locate alternative suppliers within a short period of time on commercially viable terms in the event that our relationship with major suppliers deteriorates, our profit margin could be adversely affected. Alternatively, we may be required to remove certain menu offerings of our restaurants, which in turn could adversely affect our results of operations.

Our current restaurant locations or rental rates may become unattractive and the lack of new suitable locations on commercially viable terms, or any increase in rental costs may result in a failure to renew the existing tenancy agreements of our leased properties or a failure to seek new premises elsewhere for existing and new restaurants, and/or may affect our expansion plan.

All our restaurant premises are leased properties and we may be exposed to fluctuations in our rental costs. We may be unable to accurately predict rental rates when we renew our existing tenancy agreements and substantial increase in rentals will adversely affect our profitability and financial position. In addition, some of our less desirable locations may be subject to long-term non-cancelable leases, so that even if we decide to close such restaurants, we may nonetheless be required to perform our obligations under such leases or pay penalties for terminating the leases, which will increase our operating costs. As such, any non-renewal or early termination of tenancy agreement could cause disruption to our business and as a result adversely affect our profitability and financial position.

The success of any restaurant depends substantially on its locations and we maintain stringent selection criteria. In particular, we require our restaurants to be located in areas with high pedestrian traffic, a wide range of modes of transportation and easy access by customers. The floor area of each of our restaurants must be large enough to accommodate customers’ needs. In view of our stringent criteria in selecting restaurant locations, commercially viable choices in Hong Kong are limited. Neighborhood or economic conditions where our restaurants are located could deteriorate in the future, thus resulting in potentially reduced sales in these locations. If we cannot obtain desirable locations at reasonable prices, our ability to effect our growth strategy will be adversely affected. If we are to relocate or open new restaurants, we cannot assure that we would be able to find suitable premises for our restaurants at commercially viable terms. There is also no assurance that we can negotiate the terms of renewal with the landlords before the expiry of our existing tenancy agreements.

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Our business depends significantly on market recognition of our brand and recipes. Measures taken to prevent intellectual property infringement or taken to protect our recipes may be insufficient.

We registered one trademark associated with the logo and brand name of “The Great Restaurant (一品雞煲火鍋)” in Hong Kong. Any occurrence of counterfeiting or imitation could negatively impact our reputation and brand name and could result in a reduction of our market share, cause a long-term or even permanent decline in our sales and profitability and increase our administrative costs in respect of detection and enforcement of our intellectual property rights.

We consider our trademark, brand name and other intellectual property to be material for our business. Preventing intellectual property infringement is difficult, costly and time-consuming. Continued unauthorized use of our intellectual properties by unrelated third parties may damage our reputation and brand image. The measures we have taken to protect our trademark and other intellectual property rights may not be adequate to prevent unauthorized use of our intellectual properties by unrelated third parties. If we are unable to adequately protect our trademark and other intellectual properties, our brand image may be harmed, and our results of operations may suffer as a result.

Our Signature Chicken Sauce is well known to our customers and is essential to our success and competitiveness in the catering services industry. Since we do not have any intellectual property rights over our self-formulated Signature Chicken Sauce, we may be unable to protect the recipe of our Signature Chicken Sauce.

In addition, if our competitors infringe, misappropriate or otherwise violate any eventual intellectual property rights obtained by us that are critical to our success and competitive position despite efforts to prevent such infringement, we may be required to commence litigation proceedings to protect and enforce our trademark and other intellectual property rights. Any commencement of litigation could result in substantial costs and lead to a diversion of our resources, which could negatively affect our results of operations, profitability and business prospects. Moreover, any negative publicity and complaints regarding any infringing party’s unauthorized use of any eventual intellectual property rights obtained by us and tied to our brand “The Great Restaurant (一品雞煲火鍋)” (or any party’s legitimate use of similar trademarks, brands and logos such as “Great (一品”) could also confuse, dilute or tarnish, directly or indirectly, our restaurants’ brand appeal, which could materially damage our results of operations, profitability and business prospects.

We rely on a limited number of third-party suppliers and service providers to provide products and services to us, and the loss of any of these suppliers or service providers or a significant interruption in the operations of these suppliers or service providers could negatively impact our business.

We work with a limited number of raw material suppliers, delivery service providers and fulfillment service providers in the daily operations of our restaurants and food factory. As we continue to expand our operations and, in turn, our customer base, our existing suppliers and service providers may not be able to adequately accommodate the growth of our business, and we may not be able to find additional suppliers and service providers who can meet our requirements, standards and expectations.

Any significant interruption in the businesses of our suppliers and service providers could have a material adverse effect on the availability, quality and cost of our supplies, our customer relationships and restaurant or food factory operations. For example, during the outbreak of COVID-19, in certain regions in mainland China, operations of our suppliers in these regions have been adversely impacted by lockdown measures and travel restrictions, which further led to temporary increases in freight costs. In addition, our limited agreements with suppliers and service providers generally do not prohibit them from working with our competitors, and these parties may be more incentivized to prioritize the orders of our competitors in case of a short supply. Any deterioration in our cooperative relationships with our suppliers and service providers, any adverse change in our contractual terms with them, or the suspension or termination of our agreements with them could have a material adverse effect on our business, financial condition and results of operations. If we were to change suppliers, there is no assurance that we will be able to find suitable replacements in time, or at all, or that our contractual terms with any new supplier or service provider will be as favorable as our exiting arrangements.

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We rely on our food factory to procure, process, supply and store certain of our food ingredients to be used in our restaurants and a significant interruption in the operations of our food factory could negatively impact our business.

We operate a food factory to serve as (i) the central kitchen for both processing certain ingredients (including our Signature Chicken Sauce and other ingredients which require additional processing, such as bovine offal, mashed seafood and meat), and the production of our Chicken Rice Boxes; (ii) the storage of processed ingredients, our Signature Chicken Sauce, Chicken Rice Boxes as well as other frozen meat and seafood, dried seafood, sauces, seasonings, soup bases and other supplies (such as utensils and takeaway containers); and (iii) the procurement center for our Group in managing supplies and ingredients.

Our food factory is an indispensable part of our operations because it has an industrial grade kitchen equipped with a number of kitchen appliances to process ingredients and to cook the chicken and rice that make up our Chicken Rice Boxes, two cold rooms (one maintained at minus two degrees Celsius for the storage of dried seafood and frozen food and the other maintained at minus 10-18 degrees Celsius for the storage of processed ingredients), an air-conditioned room with two freezers for the packing and storage of our Chicken Rice Boxes and various storage areas at normal room temperature for keeping non-perishable items. Any disruption of operations at our food factory arising from electricity and water suspensions, or severe delays in transportation and logistics may result in failure to store, process or deliver food ingredients and Chicken Rice Boxes to our restaurants or customers in a timely manner. Additionally, limited use or a break in operations of our food factory could cause spoilage of certain of our food products and ingredients. Should any limited use or break of operations at our food factory be prolonged, our food processing procedure may need to be relocated to smaller commercial kitchens at each of our restaurants which, in turn, could increase the workload of our restaurant staff. It may also cause our restaurants to remove certain items from our menu, whether temporarily or for a longer period which could, in turn, affect our brand value and result in an adverse impact on our financial performance and result of operations.

Market uncertainties and government approvals could materially and adversely affect our ability to operate our business and execute our business strategy and ultimately our planned expansion.

Our ability to successfully implement our expansion plans, which include, among others, the opening of new restaurants, is subject to a number of market-based uncertainties. Uncertainties known to us at the time of this prospectus which are subject to factors out of our control include, but are not limited to, our ability to identify suitable locations for our new restaurants while taking into account factors such as industry competition, customer demographics, property lease terms, the estimated investment payback periods, accessibility and convenience of our planned location.

Expanding our operations is also subject to FEHD licensing requirements, approval of the size and condition of our selected restaurant sites. There can be no assurance that our HK subsidiary will be able to obtain or convert all of the approvals, licenses and permits required for any expanded business operations in a timely manner, and our HK subsidiary may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new restaurants, which could adversely affect the business operations, financial condition and prospects of our HK subsidiary, subject us to negative publicity and delay our restaurant openings and overall expansion plan.

Opening any new restaurants may divest revenue generated from our existing restaurants. In addition, we cannot be certain that we will always be able to operate our newly opened restaurant(s) on a profitable basis and/or at the profit margins comparable to our existing restaurants. As we expect a considerable amount of capital expenditure will be necessary to expand our restaurant network, if our expansion plan is not implemented successfully, or if any new restaurant experiences delays in its commencement of operations, or fails to achieve a breakeven or investment payback within the timeframe that we anticipate, or fails to become profitable at all, our financial position and profitability may be materially and adversely affected. See “Our Growth Strategies”.

Our success depends on our key management personnel and experienced and capable personnel, as well as our ability to attract, motivate and retain a sufficient number of capable employees.

Our future success is dependent on the continued availability and service of our key management personnel for formulating and implementing our overall business development strategies, making major business decisions and overseeing day-to-day management of our restaurants. Our executive Directors have vast experience in the catering services industry in Hong Kong. Our culinary director, executive chef and general manager have over 40, 16 and 16 years of experience in the catering services industry in Hong Kong, respectively. If any of our key management personnel ceases to be involved in our Group in the future and if we are unable to locate suitable replacements, our overall management and administration, implementation of business development strategy and hence our overall financial performance may be adversely affected. Similarly, if any of our key management joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members.

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In view of the highly service-oriented nature of the catering services industry, our success depends upon our ability to attract, motivate and retain a sufficient number of competent employees, such as our executive chef, general manager and restaurant managers, in order to maintain the operation of our existing restaurants and to meet the anticipated increase in demand of manpower associated with our expansion plans. Our rapid growth also requires us to hire, train and retain a wide range of personnel who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing, innovate new menu offerings, and develop operational and service-based capabilities. We will need to continue to attract, train and retain personnel at all levels, such as skillful servers and line cooks, as we expand our business and operations. We may also need to offer attractive compensation and other benefits packages, including share-based compensation, to attract and retain employees and provide our employees with sufficient training to help them to realize their career development and grow with us. Individuals with sufficient experience in the restaurant market are in short supply and competition for such employees is intense. Following the outbreak of COVID-19, we may also face challenges in recruiting and retaining talents due to higher talent mobility. Any failure to attract, train, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.

If we are unable to motivate and retain a sufficient number of competent employees at commercially viable costs, we may encounter a higher employee turnover rate or widespread employee dissatisfaction, in which case we may be unable to ensure the quality of food and services for our customers. Any of these disruptions could have a material adverse impact on our business and results of operations.

Our inability to detect, deter and prevent all instances of fraud or other misconduct committed by our employees, suppliers or other third parties could materially and adversely affect our business, reputation, financial condition and results of operations.

We accept cash payment from our customers for the food they consume at our restaurants. Therefore, we are susceptible to misappropriation of cash by our employees. We may be unable to detect, deter or prevent any instance of fraud, theft, dishonesty or other misconduct committed by our employees, suppliers or other third parties. Any such misconduct committed against our interests may go undetected and may have a material adverse impact on our business, results of operations and financial conditions.

We also rely on third-party suppliers and service providers to deliver food-based goods and services to us. Relying on third parties for certain of our foodstuffs increases the risk of food tampering while in transit and may lead to third-party claims against our suppliers. Failure to provide timely and high-quality foodstuff may result in customer dissatisfaction, which could also result in a reduction in sales, the loss of customers and damage to our image. In the event that we become subject to claims arising from actions taken by our suppliers or service providers, we may attempt to seek compensation from these parties. However, the amount of such compensation may be limited. If no claim can be asserted against a supplier, service provider or retail partner, or if the amount that we claim cannot be fully recovered, we may have to bear such losses on our own, which could have a material adverse effect on our business, financial condition and results of operations.

Our restaurants’ liquor licenses are held by individuals and therefore subject to the good standing of these individuals with the authorities.

As of the date of this prospectus, all liquor licenses issued by the Liquor Licensing Board of Hong Kong and associated with our restaurants are held by individuals who are either our executive Directors or full-time employees. Individual holders of liquor licenses are subject to the Dutiable Commodities (Liquor) Regulations (the “DCR”) and the Dutiable Commodities Ordinance (Chapter 109 of the Laws of Hong Kong), as amended (the “DCO”) which places specified limitations on such individual holders of liquor licenses.

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Pursuant to regulation 15 of the DCR, transfer of a liquor license must be conducted in the prescribed form with the consent of the liquor license holder. In case of illness or temporary absence of the liquor license holder, under regulation 24 of the DCR, the secretary to the Liquor Licensing Board may, in his or her discretion, authorize any person to manage the licensed premises, upon application by the liquor license holder. A license holder must make an application for new issue of a liquor license to the Liquor Licensing Board of Hong Kong in order to submit an application for cancellation of a liquor license. In case of death or insolvency of the liquor license holder, his or her executor or administrator or trustee may carry on the business in the licensed premises until expiration of the license pursuant to section 54 of the DCO. Each liquor license is valid for a period of two years or a lesser period, subject to continuous compliance with the requirements under the relevant legislation and regulations. If any of our individual license holders associated with our restaurants commits an offence and is liable on conviction under section 17(3B) of the DCO, they may be subject to a fine of HK$1,000,000 and imprisonment for two years.

If the relevant executor, administrator or trustee of a license holder associate refuses to give consent to a transfer application when a transfer is required due to a license holder’s resignation, or a license holder fails to make an application with respect to his or her illness or temporary absence, or makes a cancellation application without our consent, or if an application by a license holder for new issue of a liquor license is required in case of that license holder’s death or insolvency, the relevant hotpot restaurant associate with the individual holder’s license may have to suspend or cease its sale of liquor for the time being, which may adversely affect our business and profitability. Similarly, if any of our individual license holders commits any offense under section 17(3B) of the DCO, that individual holder may be subject to imprisonment and their absence could have a material adverse effect on our business and results of operations.

Any failure to maintain, renew or comply with the terms and conditions of our licences may affect our operations.

Operating a restaurant in Hong Kong is subject to various licensing requirements and there can be no assurance that such licences will be renewed from time to time. Any number of licensing regulations or laws that we are subject to may become more stringent. In particular, if the requirements for obtaining and maintaining general restaurant licenses, liquor licenses, water pollution control licenses, hygiene permits, approval on fire protection and other relevant permits in Hong Kong become more stringent in future, it is likely to increase our compliance costs. There is no assurance that our existing licenses will be successfully renewed upon expiry, or that the new restaurants that we open or relocate will obtain all the requisite licenses in order to continue normal operations.

If we fail to comply with the existing laws and regulations, or future legislative changes, we may incur significant compliance costs or expenses or result in the assessment of damages, imposition of fines against us or a suspension of any part of our business, which could materially and adversely affect our financial condition and operation results. In addition, there is no assurance that we can comply with more stringent licensing requirements. Should this happen, our restaurants may have to cease certain or all operations, and our reputation and profitability could be materially adversely affected.

Our insurance coverage may be insufficient to protect us against potential liabilities arising in the course of operations.

We maintain various insurance policies, such as employees’ compensation insurance, fire insurance and public liability insurance. However, our insurance coverage is still limited in terms of amount, scope and benefit. Consequently, we are exposed to risks including, but not limited to, accidents or injuries in our restaurants, food factory and office that are beyond the scope of our insurance coverage, or other accidents for which we do not currently maintain insurance, loss of key management and personnel, business interruptions, natural disasters, terrorist attacks and social instability or any other events beyond our control. Any business disruption, litigation or legal proceedings or natural disaster, such as epidemics, pandemics or earthquakes, or other events beyond our control could result in substantial costs and the diversion of our resources. Our business, financial condition and results of operations may be materially and adversely affected as a result.

Any failure of our information technology system could interrupt our operations and adversely affect our business.

Each of our restaurants has installed a “POS” System that we rely on to monitor our daily operations and to collect accurate up-to-date financial and operating data for business analysis. Any damage or failure of our system, including hardware and software failures and computer viruses that cause an interruption to our operations could have a material adverse effect on our business and results of operations. Similarly, if technical issues arise, any failure by a technical support services, termination of services by third-party service providers or cessation of business relationship with third-party service providers, could lead to interruptions in our operations and adversely affect our business.

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Our results of operations are susceptible to periodic fluctuations due to seasonality and other factors.

Our results of operations may experience periodic fluctuations due to seasonality relating to several factors beyond our control. We generally record a lower monthly revenue in the second quarter of each calendar year, which we believe is due to the absence of long public holidays in these months that are associated with higher rates of dining out. On the other hand, we generally record higher monthly revenue from October to January, which we believe is due to the cooler weather and holidays. Similarly, our operations may be subject to additional fluctuations during such high or low seasons that are unrelated to public holidays including the timing of new restaurant openings and the amounts of associated pre-opening costs and expenses during that period; operating costs for our newly opened restaurants, which are often substantially greater during the first few months of operations; revenue loss and renovation expenses associated with the temporary closure of existing restaurants for refurbishment; impairment of long-lived assets, and any losses incurred on restaurant closures; and fluctuations in food and commodity prices. As a result of these fluctuations, comparisons of sales and operating results within a financial year cannot be relied on as indicators of our future performance. Any seasonal fluctuation reported in the future may not match the expectations of our investors and our results for a given fiscal period are not necessarily indicative of results to be expected for any other fiscal period.

The hotpot restaurant market in Hong Kong is highly competitive and we may not successfully compete against our competitors.

According to the F&S Report, in 2022, the hotpot restaurant market in Hong Kong was fragmented. Other than our Group, there were nine other leading hotpot restaurant chains in Hong Kong, accounting for an aggregate of 53.0% of the market share of the full-service hotpot restaurants in Hong Kong in 2022. As a hotpot restaurant operator, we face intense competition within the hotpot restaurant market from a diverse group of restaurant chains and individual restaurant operators who are engaged in the production of similar products. While restaurants in Hong Kong serving hotpot dining compete with us directly, we also compete with restaurants in different market segments to a lesser extent. In addition, we face intense competition from new market entrants. Our Group’s results of operations and business prospects may be adversely affected in the event that we are not able to stay competitive in terms of our pricing and quality of food offered and service rendered.

As we intend to further expand our restaurant network, we have to compete with other restaurant operators as well as retailers for premises and experienced personnel. The competition for suitable locations may increase the bargaining power of landlords, thereby potentially leading to high rental costs for suitable locations. We may also have to offer higher wages to experienced management and restaurant staff in order to recruit or retain them. Such instances will increase the operating costs of our Group, thereby affecting our financial position and results of operations.

We compete with other restaurants on an array of attributes such as food quality, customer service, pricing and overall dining experience. Some of our competitors may have larger customer bases, stronger brand reputation, longer operating history, greater financial, marketing and other resources. If we are not able to compete with existing competitors and new market entrants effectively, our business and results of operations may be adversely affected.

Hotpot dining may lose popularity or if we fail to identify customers’ changing preferences, our financial conditions and future growth may be adversely affected.

According to the F&S Report, the sales revenue of hotpot restaurants in Hong Kong decreased from HK$7.5 billion in 2018 to HK$5.2 billion in 2022, with a CAGR of -8.7% from 2018 to 2022 and a sales revenue of HK$7.7 billion and HK$9.3 billion is estimated to be reached in 2023 and 2027 respectively. In 2022, the market size of the hotpot restaurant market represented approximately 6.0% of the catering services industry in Hong Kong. We cannot ensure that hotpot dining will continue to be well received by our customers or that the hotpot dining market will grow at the expected growth rate.

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Similarly, we need to anticipate and respond to customers’ changing preferences in the catering services industry. If we are unable to identify new trends in terms of new recipes or food ingredients, our business may lose popularity.

If there is a decline in popularity of hotpot dining among our customers and if we fail to run our existing hotpot restaurants in a profitable manner, or we fail to change our cuisine served to adapt to market changes, our financial performance may be adversely affected.

Risks Relating to Doing Business in the Jurisdiction in which our Operating Subsidiary Operates

Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight over the conduct of our business, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations and rules and the enforcement of laws of the Chinese government may also occur and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our operations are located in Hong Kong. In addition, PRC laws and regulations may be interpreted and applied inconsistently by different Hong Kong or PRC agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC that apply to our Operating Subsidiary in Hong Kong may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other PRC or Hong Kong government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including the regulation of certain activities in the United States and global securities markets, enhancing supervision over PRC-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since some of these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may exert more control over offerings conducted overseas and foreign investment in the PRC or HK-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to achieve compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

We may become subject to a variety of PRC laws and other regulations regarding data protection or cybersecurity, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

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We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the Ministry of Industry and Information Technology, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas initial public offerings. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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On December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, the State Administration for Market Regulation, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

We do not expect to be subject to the cybersecurity review by the CAC for this Offering, given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and (iv) our operations are in HK, a Special Autonomous Region apart from mainland PRC. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

We believe that we have been in compliance with the data privacy and personal information requirements of the CAC. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or its subsidiaries’ operations. The Company is currently not required to obtain regulatory approval from the CAC nor any other PRC authorities for its and its subsidiaries’ operations in HK. Further, the PRC laws or regulations related to data security are not enforceable in HK.

We may be subject to a variety of laws and other obligations regarding data protection in HK. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on 20 December 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps so that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

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Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on 8 October 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

We are of the view that we are not likely to be in breach of the PDPO and the PDPAO, for the following reasons: (i) using our products and services do not require providing applicable users’ personal information and (ii) we possess a minimum amount, if not none of the personal information in our business operations. Nonetheless, we are subject to laws and regulations relating to the collection, storage, use, processing, transmission, retention, security and transfer of personal information and other data. The interpretation and application of laws, regulations and standards on data protection and privacy are still uncertain and evolving. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. In addition, laws, regulations and standards on data protection and privacy continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices.

The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Overseas Listing Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Overseas Listing Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; if a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On February 24, 2023, the CSRC revised the Archives Rules issued in 2009. The Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises (“the revised Archives Rules”) came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep the working papers they compile (such as the records of working plan and procedure, evidence and supporting materials related to the services which are obtained and prepared by the aforementioned service providers) within the territory of the PRC. If such working papers need to be taken abroad, approval shall be obtained in accordance with relevant provisions.

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The Trial Overseas Listing Measures, and the revised Archives Rules as enacted, do not presently subject us to additional compliance requirements because we are not considered a PRC-based “domestic company” and are instead subject to general application of the Basic Law. However, we cannot assure you that they will not apply to us in the future. If they do eventually apply to us, we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Overseas Listing Measures on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements, including but limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

The Hong Kong legal system is subject to uncertainties in the interpretation and enforcement of PRC laws and regulations, which could change at any time with little advance notice and could limit the legal protections available to our Operating Subsidiary.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, prescribes that Hong Kong’s current sovereignty will remain in effect for 50 years.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

We may be affected by adverse changes in the political, economic, regulatory or social conditions in Hong Kong and in the countries in which we and our customers and suppliers operate.

Our operations in HK are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. Our operating results may be adversely affected by changes in the political and social conditions in HK, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things. Similarly, Hong Kong’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Economic conditions in Hong Kong are sensitive to global economic conditions. Any economic downturn, changes in policies, currency and interest rate fluctuations, capital controls or capital restrictions, labor laws, changes in environmental protection laws and regulations, duties and taxation and limitations on imports and exports in these countries may materially and adversely affect our business, financial condition, results of operations and prospects.

HK and PRC’s legal systems are evolving and have uncertainties that could limit the legal protection available to you and us.

Virtually all of our operations occur in HK and the HK legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of HK to PRC, PRC agreed to accept some conditions such as the Basic Law before its return. The Basic Law ensured HK will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement provided HK the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

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Additionally, intellectual property rights and confidentiality protections in HK may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the HK legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

By contrast, PRC’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a result, recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

A recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, former SEC Chairman Jay Clayton and former PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

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On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the CSRC and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. The PCAOB’s December 15, 2022 determination resets the three-year clock for compliance with the HFCAA. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA, if needed. Even though the PCAOB’s December 15, 2022 determination significantly reduces the risk of an involuntary delisting under the HFCAA, it does not eliminate other requirements for companies with PRC operating entities’ operations in China like us under both the HFCAA and SEC guidance.

On June 22, 2021, the U.S. Senate passed the Consolidated Appropriations Act, which was signed into law by President Biden and contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. A termination in the trading of our securities due to an involuntary delisting or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities, should we face heightened operational and legal risks in relation to HFCA compliance.

Our auditor, WWC, P.C., an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and has been inspected by the PCAOB on a regular basis, with the last inspection in December 2021. Therefore, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, there is no assurance that our auditor, following our initial public offering, would be subject to PCAOB inspection. Additionally, the recent developments have added uncertainties to our Offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. Furthermore, the HFCAA, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, as amended, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time. Our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB recently. While the Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in late 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA, if needed. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares.

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A termination in the trading of our securities or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities.

It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on the companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Furthermore, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our securities on the Nasdaq Capital Market, which could materially impair the market for and the market price of our securities. Any new developments could add uncertainties to our Offering. Despite that we have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the Company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include but not limited to that trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities.

Risks Relating to Our Initial Public Offering and Ownership of Our Ordinary Shares

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and could result in significant losses and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those Ordinary Shares at or above the initial public offering price. We cannot assure you that our Ordinary Shares’ initial public offering price, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in HK or the PRC that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of the securities of these Chinese companies after their offerings may affect the general perception and attitude of investors toward Chinese companies listed in the United. Consequently, these factors may impact the trading performance of our shares, notwithstanding our actual operating performance.

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In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may not maintain the listing of our Ordinary Shares on the Nasdaq, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Ordinary Shares on the Nasdaq concurrently with this Offering. In order to continue listing our Ordinary Shares on the Nasdaq, we must maintain certain financial and share price levels, and we may be unable to meet these requirements in the future. We cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq in the future. If the Nasdaq delists our Ordinary Shares and we are unable to list our Ordinary Shares on another national securities exchange, we will endeavor to have our Ordinary Shares quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are a “penny stock,” which would require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq, U.S. federal law prevents or preempts states from regulating their sale of those listed Ordinary Shares. However, the law does permit states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of those listed Ordinary Shares. Further, if our Ordinary Shares are longer listed on the Nasdaq, we would be subject to regulations in each state in which we offer our Ordinary Shares.

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Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of our Ordinary Shares in the public market after the completion of this Offering and also from the sale of Ordinary Shares by Sincere Virtue through the Resale Prospectus, or the perception that these sales could occur. Future sales, or perceived sales, of substantial amounts of the shares could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we have 1,000,000 Ordinary Shares outstanding. The Ordinary Shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and applicable lock-up agreements. There will be           Ordinary Shares outstanding immediately after this Offering. In connection with this Offering, our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any shares (excluding those Ordinary Shares sold by the Selling Shareholder) until 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time. Because the securities held by Sincere Virtue in the concurrent resale are not subject to similar lock-up restrictions, it may freely sell its shares in the open market subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. Sincere Virtue may be willing to accept a lower sales price than the price investors pay in this Offering, which could substantially lower the market price of our Ordinary Shares. We cannot predict what effect, if any, market sales of securities held by Sincere Virtue or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this Offering.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. Since it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These negative opinions have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any negative opinions of short sellers, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

Because we may not expect to pay dividends in the foreseeable future, you may rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we may not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our securities will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

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Because our public offering price is substantially higher than our net tangible book value per Ordinary Share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in the assumed completion of this Offering, you will pay substantially more than the corresponding amount paid by existing shareholder for their shares and more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$           per Ordinary Share, representing the difference between our net tangible book value per Ordinary Share of US$           as of December 31, 2022, after giving effect to the net proceeds to us from this Offering, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$           per Ordinary Share (being the mid-point range of US$           and US$           per Ordinary Share). See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this Offering.

You must rely on the judgment of our management as to the uses of our net proceeds from this Offering, and such uses may not produce income or increase our share price.

We plan to use the net proceeds of this Offering primarily: (i) to establish additional specialty hotpot restaurants under our brand in Hong Kong and increase our product offerings; (ii) to redesign and refurnish certain of our existing restaurants; (iii) to increase our storage facilities; (iv) to set up a new head office; (v) to strengthen marketing and promotion effort; (vi) to upgrade our information and technology systems; and (vii) for working capital and general corporate purposes. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in this Offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this Offering may be placed in investments that do not produce income or that lose value.

If we become classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

A non-U.S. corporation such as our Company will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

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For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

Our Controlling Shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Sincere Virtue beneficially owns approximately                 % of our issued and outstanding Ordinary Shares. Upon completion of this Offering, Sincere Virtue will be the beneficial owner of an aggregate of           Ordinary Shares which will represent             % of the then total issued and outstanding Ordinary Shares.

Accordingly, our Controlling Shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholder may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal and Selling Shareholder.”

We are a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this Offering, we will be a “controlled company” as defined under the rules of Nasdaq. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Accordingly, a majority of the members of our board of directors might not be independent directors and our nomination and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a foreign private issuer that has applied to list our Ordinary Shares on Nasdaq, we rely on provisions in the Nasdaq corporate governance listing standards that allow us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we are exempt from the Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nomination committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary Shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including using more stringent criteria than those applicable to us as a foreign private issuer.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which is generally persuasive authority, but is not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions of the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, which provides significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions, such as the U.S. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders will be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or Controlling Shareholder than they would as shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our ordinary shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes- Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq to regulatory investigations and to civil or criminal sanctions.

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We currently lack personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, which could result in (i) our failure to maintain effective internal control over financial reporting; (ii) result in errors in our financial statements; (iii) result in failure to meet our reporting obligations; and (iv) cause investors to lose confidence in our financial information.

Because we are a Cayman Islands company and all of our business is conducted in HK, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

Although we are a Cayman Islands exempted company, we conduct substantially all of our operations in HK and substantially all of our assets are located in HK and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in HK in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and HK may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or HK, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and HK may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of the foregoing, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Act and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands does. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies. Moreover, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter. Accordingly, the next determination will be made with respect to us on [●], 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents, and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We also would be required to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial amount of our management’s time as a result of becoming a public company and the eventual listing of our Ordinary Shares on the Nasdaq.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, we will incur additional legal, accounting and other expenses as a public reporting company that we did not incur as a private company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds immediately after the completion of this Offering or in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholder, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of Ordinary Shares of approximately $            based upon an assumed Offering Price of $            per share (being the mid-point of the offer price range set forth on the cover page of this prospectus), of net proceeds from this Offering after deducting underwriting discounts and commissions and estimated offering expenses of approximately US$            payable by us. We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholder.

Each $            increase (decrease) in the assumed Offering Price of $            per share would increase (decrease) the net proceeds to us from this Offering by $            , assuming the number of Ordinary Shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting fees and commissions.

The primary purposes of this Offering are to create a public market for our Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

We currently intend to use the net proceeds of this Offering as follows:

(i)	%, or approximately US$ to expand our restaurant network by opening two to three more Chinese restaurants;

(ii)	%, or approximately US$ to expand the production and/or sales channels of our peripheral food products including our Chicken Rice Boxes;

(iii)	%, or approximately US$ to set up a new food factory encompassing an automatic production line for Chicken Rice Boxes and a training center;

(iv)	%, or approximately US$ to enhance our brand awareness in Hong Kong and Southeast Asia, including placing advertisements, attending food and trade fairs, etc.;

(v)	%, or approximately US$ to set up a new head office;

(vi)	%, or approximately US$ to invest in service and system as well as other technology upgrade to improve operational efficiency;

(vii)	%, or approximately US$ to redesign and refurbish our existing restaurants; and

(viii)	%, or approximately US$ for working capital and other general corporate purposes.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions are they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Although we may use a portion of the proceeds for investment in technologies, we have no present understandings, commitments or agreements to make any such investments. We cannot assure you that we will make any investments in the future.

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CAPITALIZATION

The following table sets forth our capitalization as of [*]:

●	on an actual basis; and

●	on a pro forma as adjusted giving effect to the completion of the firm commitment offering at an assumed public offering price of $ per share (being the midpoint of the estimated offer price range set forth on the cover page of this prospectus) and basis to reflect (i) the above; and (ii) the issuance and sale of Ordinary Shares by us in this Offering at an initial public offering price of US$ per Ordinary Share after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this Offering is subject to adjustment based on the actual net proceeds to us from the Offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of December 31, 2022
Shareholders’ Equity	Actual	Pro Forma as Adjusted

Ordinary Shares US$0.001 par value per share; 500,000,000 authorized as of December 31, 2022; Ordinary Shares issued and outstanding on an actual basis, Ordinary Shares issued and outstanding on a pro forma basis and Ordinary Shares outstanding on an as adjusted basis (assuming Ordinary Shares to be issued in this Offering)
Additional paid-in capital
Retained earnings
Net income
Total Shareholders’ Equity
Non-controlling interest
Total Capitalization	$	$

The number of our Ordinary Shares to be outstanding after this Offering is based on        Ordinary Shares outstanding as of        , 2023.

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DIVIDEND POLICY

No dividends were declared and paid by the companies comprising our Group for the years ended December 31, 2021 and 2022.

We have adopted a dividend policy, according to which our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividends paid, if any; (g) capital requirements and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board of directors may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our shareholders, the Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiary for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Memorandum and Articles of Association (as amended from time to time) to provide funding to our Operating Subsidiary incorporated in Hong Kong through loans or capital contributions. Our Operating Subsidiary is permitted under the laws of Hong Kong to provide funding to us through dividend distribution without restrictions on the amount of the funds. If our Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, our Operating Subsidiary has not experienced any difficulties or limitations on its ability to pay dividends; nor does it maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends.

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DILUTION

Investors purchasing our Ordinary Shares in this Offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Ordinary Shares immediately after the Offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Ordinary Shares. After giving effect to the sale of Ordinary Shares in this Offering by the Company at an initial public offering price of US$        per share, after deducting US$        in underwriting discounts and commissions and estimated offering expenses payable by the Company of approximately US$        , the pro forma as adjusted net tangible book value as of December 31, 2022 would have been approximately US$        , or US$        per share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$        per share to our existing stockholders and an immediate dilution of US$        per share to new investors purchasing Ordinary Shares in this Offering.

The following table illustrates this dilution on a per share basis to new investors.

US$
Assumed initial public offering price per share(1)
Historical net tangible book value per share as of December 31, 2022
Increase in as adjusted net tangible book value per share attributable to the investors in this Offering
Pro forma net tangible book value per share after giving effect to this Offering
Dilution per share to new investors participating in this Offering

(1)Being the mid-point of the offer price range.

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SELECTED SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial data as of December 31, 2021 and 2022 and for the years ended December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2021	2022
	US$	US$

Revenues	13,681,835	13,008,715
Gross profit	515,910	586,935
Total operating expenses	(872,747)	(930,865)
Loss from operations	(356,837)	(343,930)
Total other income (expense), net	529,401	757,005
Deferred income tax benefit	63,929	61,985
Net income	236,493	475,060
Foreign currency translation adjustment	(19,685)	943
Total comprehensive income	216,808	476,003
Net income per share attributable to ordinary shareholders
Basic and diluted*	0.24	0.48
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	1,000,000	1,000,000

* Retrospectively restated for effect of share recapitalization

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2022
	US$	US$

Cash and cash equivalents	1,968,776	4,276,011
Total current assets	3,615,907	4,668,279
Right-of-use assets, net	5,557,605	5,445,778
Total non-current assets	7,485,812	7,268,094
Total assets	11,101,719	11,936,373
Bank borrowings	2,451,769	2,955,235
Operating lease liabilities - current	3,272,654	3,268,430
Total current liabilities	7,778,120	8,587,960
Operating lease liabilities - non-current	2,348,764	2,289,811
Total non-current liabilities	2,913,754	2,836,701
Total liabilities	10,691,874	11,424,661
Total shareholders’ equity	409,845	511,712

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We operate a multi-award-winning Chinese restaurant chain and specialize in various types of Specialty Chicken Hotpot under the brand name “The Great Restaurant (一品雞煲火鍋)” in Hong Kong. As of the date of this prospectus, we operate seven restaurants in our chain, out of which three are located in the New Territories, three in the Kowloon Peninsula and one on Hong Kong Island. We have over 12 years of experience in the restaurant services industry in Hong Kong and utilize one food factory to support our operations.

We primarily generate revenue from restaurant operations in Hong Kong which provide food and beverage to customers. We also offer food and beverage products through third-party aggregators’ platforms. For the years ended December 31, 2021 and 2022, our Group generated total revenue of approximately US$13.7 million and US$13.0 million, respectively.

Key Factors that Affect Our Results of Operations

Our results of operations and financial position have been and will continue to be affected by a number of factors, many of which may be beyond the control of our Group, including those factors set out in “Risk Factors” in this prospectus and those set out below.

Macroeconomic conditions in Hong Kong

We generate most of our revenue from restaurant operations in Hong Kong, the performance of which is closely related to the macroeconomic conditions of Hong Kong. Any deterioration of the Hong Kong economy may lead to the contraction of consumer expenditure on food, fear of a recession and decrease in consumer confidence, and thus significantly affect customers’ overall salary level, spending power and dine-out trend, which could materially and adversely affect our financial conditions and results of operations.

Brand recognition and market competition

We operate all of our restaurants under our single brand: “The Great Restaurant (一品雞煲火鍋)”. Our success depends extensively on the market’s recognition of our brand. We must therefore continue to distinguish ourselves from other market players in the Chinese restaurant market (and the hotpot restaurant market in particular) and strengthen customers’ preference towards our brand. In the event that we are not able to stay competitive in terms of our pricing and quality of food offered and service rendered or we are not able to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

Price of raw materials and consumables

Our success depends on reliable sources of food ingredients such as poultry, meat, seafood, vegetables and beverages at stable competitive prices delivered to us in a timely manner. Fluctuations in the cost of both ingredients used in our restaurants and our supply chain inputs may lead to declines in our margins and operating results. We cannot ensure that our major suppliers will continue to provide us with food ingredients and beverages that satisfy our selection criteria and quality requirements at reasonable prices and in a timely manner. If we are unable to manage our costs, or to pass such additional costs onto our customers, or to locate alternative suppliers within a short period of time on commercially viable terms in the event that our relationship with major suppliers deteriorates, our profit margin could be adversely affected. Alternatively, we may be required to remove certain menu offerings of our restaurants, which in turn could adversely affect our results of operations.

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Rental costs

All our restaurant premises are leased properties and we may be exposed to fluctuations in our rental costs. The success of any restaurant depends substantially on its locations and we maintain stringent selection criteria. In particular, we require our restaurants to be located in areas with high pedestrian traffic, a wide range of modes of transportation and easy access by customers. If we cannot obtain desirable locations at reasonable prices, our ability to effect our growth strategy will be adversely affected. If we are to relocate or open new restaurants, we cannot assure that we would be able to find suitable premises for our restaurants at commercially viable terms. There is also no assurance that we can negotiate the terms of renewal with the landlords before the expiry of our existing tenancy agreements.

Impact of COVID-19

Any outbreak, epidemic and/or pandemic of infectious or contagious diseases such as COVID-19 in Hong Kong could lead to a reduction in our customer traffic and total customer spending. During the Pandemic, the Hong Kong government has issued many COVID-19 Catering Business Premises Directions which significantly restricted the operation of catering businesses, such as restricting dine-in service, limiting the number of seats per table, imposing a minimum distance between tables and mandatory closure of restaurant for disinfection if any employee or customer of such restaurant is infected with COVID-19. There is no guarantee that there will not be any further major outbreak of COVID-19 in Hong Kong and that the Hong Kong government will not impose similar or more stringent restrictions on the operation of our restaurants and food factory again, which in turn will negatively affect our business operations, financial performance and business prospects.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and financial reporting requirements under the SEC rules. They include the financial statements of the Company and its subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

In preparing our consolidated financial statements, our board of directors had given careful consideration of our future liquidity in light of the fact that our current liabilities exceeded our current assets as at December 31, 2021 and 2022. We are of the opinion that, taking into account of the present available banking facilities and internal financial resources we have, we have sufficient working capital to meet in full our financial obligations as they fall due in the foreseeable future. Hence, the consolidated financial statements have been prepared on going concern basis.

Key Components of Results of Operations

Revenue

Our total revenue decreased from approximately US$13.7 million for the year ended December 31, 2021 to approximately US$13.0 million for the year ended December 31, 2022, primarily attributable to the stringent pandemic measures, in particular, the dine-in restrictions in catering business premises, imposed by the Hong Kong government in response to the repeated sporadic outbreak of COVID-19 which had a greater adverse impact than the previous year.

Cost of Revenue

Our cost of revenue primarily consists of the cost of food ingredients, beverages, lease expenses for restaurant premises, consumables used in operations, transportation, payroll and employee benefits expenses of operation personnel, utility expenses for restaurant and food factory operation and depreciation for restaurant and food factory operation. Our cost of revenue decreased from approximately US$13.2 million for the year ended December 31, 2021 to approximately US$12.4 million for the year ended December 31, 2022, which was in line with the decrease in our revenue.

The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2021 and 2022, respectively:

	For the years ended December 31,
	2021		2022
	US$	%	US$	%

Food and beverages	4,036,480	30.7	3,703,595	29.8
Lease expenses for restaurant premises	3,520,258	26.7	3,450,357	27.8
Lease expenses – a related party	59,902	0.5	59,459	0.5
Payroll and employee benefits expenses of operation personnel	3,814,210	29.0	3,575,631	28.8
Utilities expenses for restaurant and food factory operation	471,140	3.5	459,877	3.7
Repairs and maintenance expenses (hotpot restaurants and a food factory)	177,803	1.4	227,065	1.8
Building management fee (hotpot restaurants and a food factory)	188,374	1.4	190,619	1.5
Depreciation of property and equipment for restaurant and food factory operation	248,148	1.9	151,773	1.2
Cleaning expense	140,545	1.1	133,708	1.1
Consumables	110,072	0.8	98,027	0.8
Others	398,993	3.0	371,669	3.0
Total	13,165,925	100.0	12,421,780	100.0

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Food and Beverages

Our cost of food and beverages decreased from approximately US$4.0 million for the year ended December 31, 2021 to approximately US$3.7 million for the year ended December 31, 2022, which was in line with the decrease in our revenue.

Lease Expenses for Restaurant Premises

Our lease expenses for restaurant premises remained relatively stable at approximately US$3.5 million for the years ended December 31, 2021 and 2022, respectively.

Lease Expenses – A Related Party

Our lease expenses – a related party represent the lease expenses incurred with respect to a leased property owned by a related party for the purpose of use as a food factory, which remained relatively stable at approximately US$60,000 for the years ended December 31, 2021 and 2022, respectively.

Payroll and Employee Benefits Expenses of Operation Personnel

Restaurant operation is highly service-oriented and labour-intensive. Payroll and employee benefits expenses of operation personnel, which primarily consisted of salaries and other allowances and retirement benefit scheme contributions of operation personnel. Our payroll and employee benefits expenses of operation personnel decreased from approximately US$3.8 million for the year ended December 31, 2021 to approximately US$3.6 million for the year ended December 31, 2022, primarily attributable to the reduction in the number of our part-time employees and more unpaid leaves taken by our full-time employees in response to the repeated sporadic outbreak of COVID-19 which had a greater adverse impact than the previous year.

Utilities Expenses for Restaurant and Food Factory Operation

Our utilities expenses for restaurant and food factory operation primarily consist of expenses incurred for electricity, gas and water utilities for restaurant and food factory operation. Our utilities expenses for restaurant and food factory operation remained relatively stable at approximately US$0.5 million for the year ended December 31, 2021 and 2022, respectively.

Depreciation of Property and Equipment for Restaurant and Food Factory Operation

Our depreciation of property and equipment for restaurant and food factory operation remained relatively stable at approximately US$0.2 million for the years ended December 31, 2021 and 2022, respectively.

Other Expenses

Our other expenses primarily represent transportation expenses, sundry expenses and property insurance expenses for restaurant and food factory operation incurred in the ordinary course of operation of our restaurants. Our other expenses remained relatively stable at approximately US$0.4 million for the years ended December 31, 2021 and 2022, respectively.

Gross Profit and Gross Profit Margin

The following table sets forth the breakdown of our gross profit and gross profit margin for the years ended December 31, 2021 and 2022, respectively:

	For the years ended December 31,
	2021		2022
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	US$	%	US$	%

Total/overall	515,910	3.8	586,935	4.5

Our gross profit remained relatively stable at approximately US$0.5 million and US$0.6 million for the years ended December 31, 2021 and 2022, respectively. Our gross profit margin remained relatively stable at approximately 3.8% and 4.5% for the years ended December 31, 2021 and 2022, respectively.

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Other Income (Expense)

Other Income

Our other income primarily consists of government subsidies under anti-pandemic fund and others. Others primarily include tips income and licence income from a telecommunication provider for installing a receiving station in one of our restaurants. The following table sets forth the breakdown of our other income for the years ended December 31, 2021 and 2022.

	For the years ended December 31,
	2021	2022
	US$	US$

Government subsidies	562,673	802,679
Others	21,719	25,579
Total	584,392	828,258

Our other income increased from approximately US$0.6 million for the year ended December 31, 2021 to approximately US$0.8 million for the year ended December 31, 2022, primarily attributable to the increase in government subsidies under anti-epidemic fund.

Interest Expenses

Our interest expenses primarily comprised interest on bank borrowings and bank overdraft, which amounted to approximately US$50,000 and US$70,000 for the years ended December 31, 2021 and 2022, respectively.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2021 and 2022.

	For the years ended December 31,
	2021			2022
	US$	% of revenue		US$	% of revenue

Total revenue	13,681,835	100.0		13,008,715	100.0
Total operating expenses:	872,747	6.4		930,865	7.2
Selling and marketing expenses	138,260	1.0		25,568	0.2
Employee compensation and benefits for management and administrative personnel	300,221	2.2		502,054	3.9
Bank and credit card charges	161,455	1.2		163,169	1.3
General and administrative expenses	272,770	2.0		240,062	1.8
Allowance for expected credit loss	41	0.0	(Note)	12	0.0	(Note)

Note: The figures represent less than 0.01%.

Selling and Marketing Expenses

Selling and marketing expenses mainly represented the advertising and sponsorship expenses incurred to promote our brand image and awareness. For the years ended December 31, 2021 and 2022, our selling and marketing expenses amounted to approximately US$0.1 million and US$30,000, representing approximately 1.0% and 0.2% of our total revenue, respectively.

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Employee Compensation and Benefits for Management and Administrative Personnel

Employee compensation and benefits for management and administrative personnel primarily consisted of salaries and other allowances and retirement benefit scheme contributions for management and administrative personnel. For the years ended December 31, 2021 and 2022, our employee compensation and benefits for management and administrative personnel amounted to approximately US$0.3 million and US$0.5 million, representing approximately 2.2% and 3.9% of our total revenue, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consisted of depreciation for property and equipment used in office, and legal and professional fees, which amounted to approximately US$0.3 million and US$0.2 million for the years ended December 31, 2021 and 2022, respectively, representing approximately 2.0% and 1.8% of our total revenue for the corresponding years.

Net Income

As a result of the foregoing, we reported net income of approximately US$0.2 million and US$0.5 million for the years ended December 31, 2021 and 2022, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements mainly represent the payments for purchases of food ingredients and beverages, staff costs, property rentals and other operating expenses incurred for our business operations. As of December 31, 2021, we had a negative working capital of approximately US$4.2 million, including operating lease liabilities – current of approximately US$3.3 million, which was reported as current liability, but the corresponding right-of-use assets, net was reported as non-current asset. As of December 31, 2022, we had a negative working capital of approximately US$3.9 million, including operating lease liabilities – current of approximately US$3.3 million, which was reported as current liability, but the corresponding right-of-use assets, net was reported as non-current asset. Despite we had a working capital deficiency in an amount of approximately US$4.2 million and US$3.9 million as of December 31, 2021 and 2022, we generated a positive cash flow from operating activities in an amount of approximately US$1.0 million and US$1.7 million for the years ended December 31, 2021 and 2022.

Going forward, we expect to fund our working capital and other capital requirements with a combination of various sources, including but not limited to, cash generated from our operations and the net proceeds from this Offering as well as other possible equity and debt financings as and when appropriate. In light of the above, we believe that we have sufficient funds to meet our operating and capital expenditure needs and obligations in the next 12 months.

Cash flows

The following table summarises our cash flows for the years ended December 31, 2021 and 2022.

	For the years ended December 31,
	2021	2022
	US$	US$

Cash and cash equivalents at the beginning of the year	1,203,816	1,968,776

Net cash generated from operating activities	964,519	1,657,469
Net cash (used in) generated from investing activities	(192,581)	543,035
Net cash generated from financing activities	15,309	115,704
Effect on exchange rate change on cash and cash equivalents	(22,287)	(8,973)

Net increase in cash and cash equivalents	764,960	2,307,235

Cash and cash equivalents at the end of the year	1,968,776	4,276,011

Net cash generated from operating activities

Our cash flows generated from operating activities was principally generated from the receipts from our restaurant operations, while our cash used in operating activities was principally used for payments for purchases of food ingredients and beverages, staff costs, property rentals and other operating expenses incurred for our business operations.

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Our net cash from operating activities reflects the net income for the year adjusted for (i) non-cash items such as depreciation and amortisation, and (ii) net changes in our operating assets and liabilities such as operating lease liabilities, accounts receivables, prepaid expenses and other receivables, account payable and accruals and other payable.

Our net cash generated from operating activities was approximately US$1.0 million for the year ended December 31, 2021, mainly derived from net income for the year of approximately US$0.2 million, as adjusted for (i) depreciation and amortisation of approximately US$4.0 million; (ii) the increase in accounts payable of approximately US$0.3 million; and (iii) the increase in accruals and other payable of approximately US$0.2 million, which was partially offset by the decrease in operating lease liabilities of approximately US$3.7 million.

Our net cash generated from operating activities was approximately US$1.7 million for the year ended December 31, 2022, mainly derived from net income for the year of approximately US$0.5 million, as adjusted for (i) depreciation and amortisation of approximately US$3.8 million; (ii) the decrease in prepaid expenses and other receivables of approximately US$0.6 million; and (iii) the increase in accruals and other payable of approximately US$0.3 million, which was partially offset by the decrease in operating lease liabilities of approximately US$3.6 million.

Net cash (used in) generated from investing activities

Our cash flows (used in) generated from investing activities primarily consisted of proceeds from restricted cash and purchase of property and equipment.

Our net cash used in investing activities was approximately US$0.2 million for the year ended December 31, 2021, wholly attributable to the purchase of property and equipment during the year.

Our net cash generated from investing activities was approximately US$0.5 million for the year ended December 31, 2022, mainly attributable to the release of the restricted cash of approximately US$0.6 million.

Net cash generated from financing activities

Our cash flows generated from financing activities primarily consists of proceeds from bank borrowings, repayment of bank borrowings, repayment of finance lease liabilities and payment of constructive dividend.

Our net cash generated from financing activities was approximately US$15,000 for the year ended December 31, 2021, mainly attributable to the proceeds from bank borrowings of approximately US$3.5 million, which was partially offset by (i) the repayment of bank borrowings of approximately US$2.7 million; (ii) payment of constructive dividend of approximately US$0.9 million; and (iii) the repayment of finance lease liabilities of approximately US$14,000.

Our net cash generated from financing activities was approximately US$0.1 million for the year ended December 31, 2022, mainly attributable to the proceeds from bank borrowings of approximately US$5.4 million, which was partially offset by (i) repayment of bank borrowings of approximately US$4.9 million; and (ii) payment of constructive dividend of approximately US$0.4 million.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows generated from our operations and the estimated net proceeds from this Offering.

Right-of-use Assets, Net and Lease Liabilities

As of December 31, 2021 and 2022, we did not own any property and all our restaurants, food factory and office premises are leased properties. Our Group recognised a right-of-use asset and a corresponding operating lease liability with respect to all these tenancy agreements in which it is the lessee at the lease commencement date. As of December 31, 2021 and 2022, the carrying value of our right-of-use assets in respect of our property leases amounted to approximately US$5.6 million and US$5.4 million, respectively, with corresponding total operating lease liabilities amounted to approximately US$5.6 million and US$5.6 million as of the respective dates.

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Contractual obligations

Contractual obligations are cash amounts that we are obligated to pay as part of certain contracts that we have entered into during the normal course of business.

Bank borrowings were analyzed as follows:

	As of December 31,
	2021	2022
	US$	US$
Bank borrowings – secured	2,334,391	2,955,235
Bank overdraft – secured	117,378	-
Total bank borrowings	2,451,769	2,955,235

Bank borrowings as of December 31, 2021 and 2022 were as follows:

		Maturity		Interest	Balance as of December 31,
Lender	Type	date	Currency	rate	2021	2022
					US$	US$
The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) (note 1)	Term loan	September 9, 2030 or on demand	HK$	2.75%-3.125%	450,271	344,935
HSBC (note 1)	Term loan	October 15, 2030 or on demand	HK$	2.75%-3.125%	123,146	112,917
HSBC (note 1)	Term loan	May 19, 2031 or on demand	HK$	2.75%-3.125%	128,212	128,180
HSBC (note 2)	Revolving loan	February 28, 2022 or on demand	HK$	Bank prevailing rates	128,212	-
HSBC (note 2)	Revolving loan	January 31, 2022 or on demand	HK$	Bank prevailing rates	128,212	-
HSBC (note 2)	Revolving loan	January 31, 2022 or on demand	HK$	Bank prevailing rates	153,854	-
HSBC (note 2)	Revolving loan	January 31, 2022 or on demand	HK$	Bank prevailing rates	256,423	-
HSBC (note 2)	Revolving loan	December 5, 2022 or on demand	HK$	Bank prevailing rates	730,498	-
HSBC (note 2)	Overdraft	On demand	HK$	Bank prevailing rates	117,378	-
HSBC (note 2)	Trading finance	Within 90 days or on demand	HK$	Bank prevailing rates	235,563	-
ZA Bank Limited (note 3)	Revolving loan	February 7, 2023 or on demand	HK$	Bank prevailing rates	-	320,451
ZA Bank Limited (note 4)	Revolving loan	April 3, 2023 or on demand	HK$	Bank prevailing rates	-	448,632
ZA Bank Limited (note 4)	Term loan	December 2, 2030 or on demand	HK$	3.125%	-	717,811
ZA Bank Limited (note 3)	Term loan	November 25, 2027 or on demand	HK$	6.86%	-	882,309
Total					2,451,769	2,955,235

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Notes:

(1)	The banking facilities were secured as follows:

(a)	Fully guaranteed under the SME Financing Guarantee Scheme (“SME scheme”), which are fully guaranteed by HKMC Insurance Limited (“HKMC”).

(2)	The banking facilities were secured as follows:

(a)	A charge over securities and deposits granted by First Grade;
(b)	Legal charge over a property granted by Dragon Excel Limited, a company controlled by Mr. Law and Mr. Chu;
(c)	Unlimited corporate guarantee by our Company; and
(d)	Limited personal guarantee by Mr. Law and Mr. Chu.

The balances have been fully settled and the banking facilities, including all the securities and guarantees listed above, have been cancelled in December 2022. HSBC has released the restricted cash to the Company and no restricted cash was held by the Company as of December 31, 2022.

(3)	The banking facilities were secured as follows:

(a)	80% loan guarantee under the SME Scheme and guaranteed by HKMC; and
(b)	Unlimited personal guarantee by Mr. Law and Mr. Chu.

(4)	The banking facilities were secured as follows:

(a)	Unlimited personal guarantee by Mr. Law and Mr. Chu;
(b)	All monies mortgage over a property duly executed by First Grade and Dragon Excel Limited; and
(c)	Assignment of benefit from insurance policy in respect of the property held by Dragon Excel Limited.

The table below set forth the maturities analysis of our operating lease obligations as of December 31, 2022.

Operating leases
US$
Year ending December 31, 2023	3,403,038
Year ending December 31, 2024	1,754,956
Year ending December 31, 2025	595,090
Future minimum operating lease payment	5,753,084
Less: imputed interest	(194,843)
Operating lease liabilities recognized in the consolidated balance sheets	5,558,241

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The maturity analysis of our finance lease obligations as of December 31, 2022 was as follows:

Finance lease
US$
Year ending December 31, 2023	9,518
Less: imputed interest	(129)
Finance lease liabilities recognized in the consolidated balance sheets	9,389

Accounts Receivable

Our accounts receivable mainly represent receivables from credit card companies and third-party aggregators’ platforms in the normal course of business and generally are liquidated within 30 days or less. As of December 31, 2021 and 2022, our accounts receivable amounted to approximately US$0.1 million and US$0.2 million, respectively.

Long-term Rental and Utility Deposits

Our long-term rental and utility deposits mainly comprised rental deposits and utilities deposits for our leased properties. As of December 31, 2021 and 2022, our long-term rental and utility deposits amounted to approximately US$1.1 million and US$1.0 million, respectively.

Accounts Payable

Our trade payable mainly related to our purchases of food ingredients and beverages for our restaurant operations. As of December 31, 2021 and 2022, our accounts payable amounted to approximately US$0.4 million and US$0.4 million, respectively.

Accrued Expenses and Other Payables

Our accrued expenses and other payables consisted of the following:

	As of December 31,
	2021	2022
	US$	US$
Accrued payroll expenses	314,932	328,556
Accrued employee benefits (note a)	735,120	796,650
Accrued professional fees (note b)	381,662	393,171
Accrued rental expenses	7,243	225,029
Accrued repairs and maintenance expenses	79,618	64,098
Accrued utilities expenses	41,276	46,745
Other expenses	49,550	55,770
Total	1,609,401	1,910,019

Notes:

(a)	Accrued employee benefits expenses are long service payment obligation and accrued contribution to the MPF scheme.

(b)	Accrued professional fees primarily include accrued audit fee and accrued listing expenses for attempting listing in The Stock Exchange of Hong Kong Limited from 2017 to 2020.

Our accrued expenses and other payables remained relatively stable at approximately US$1.6 million and US$1.9 million as of December 31, 2021 and 2022, respectively.

Customer concentrations risk

For the years ended December 31, 2021 and 2022, no customers accounted for more than 10% of total revenue.

As of December 31, 2021, three accounts receivable accounted for 55.4%, 18.7% and 10.3% of the total balance of accounts receivable. As of December 31, 2022, three accounts receivable accounted for 63.2%, 13.2% and 12.7% of the total balance of accounts receivable.

Vendor concentrations risk

For the years ended December 31, 2021, two vendors accounted for 19.8% and 16.6% of total purchases. For the years ended December 31, 2022, two vendors accounted for 22.6% and 16.6% of total purchases. No other vendors accounted for more than 10% of total purchases for the years ended December 31, 2021 and 2022.

As of December 31, 2021, two vendors accounted for 23.2% and 22.0% of the total balance of accounts payable. As of December 31, 2022, two vendors accounted for 25.4% and 19.9% of the total balance of accounts payable. No other vendors accounted for more than 10% of accounts payable as of December 31, 2021 and 2022.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2021 or December 31, 2022.

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Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates and assumptions that were used.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Recently issued accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires a financial asset measured at an amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans and other financial instruments, our Company is required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. We adopted ASU 2016-13 as of January 1, 2021 on a modified retrospective basis, and the guidance did not have a material impact on our consolidated financial statements.

In December 2016, the FASB issued ASU No. 2016-20, Technical Corrections and Improvements to ASC 606, Revenue from Contracts with Customers, which makes minor corrections or minor improvements to ASC 606 that are not expected to have a significant effect on current accounting practice or to create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard.

These amendments have the same effective date as the new revenue standard. In September 2017, the FASB issued ASU No. 2017-13, to clarify the effective dates that public business entities and other entities were required to adopt ASC 606 for annual reporting. As an “emerging growth company,” or EGC, we have elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies.

The amendments in ASU No. 2017-13 are effective for annual reporting periods beginning after December 15, 2018, including interim periods within annual reporting periods beginning after December 15, 2019. We adopted ASC 606 on July 1, 2020 using the modified retrospective transition method and there is no material impact as of the date of adoption of ASC 606.

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. We do not expect the cessation of LIBOR to have a material impact on the financial position, results of operations, cash flows or disclosures.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities — Supplier Finance Programs (Subtopic 450-50) which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about obligations outstanding at the end of the reporting period, including a rollforward of those obligations. The new standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The standard’s requirement to disclose the key terms of the programs and information about obligations outstanding is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard’s requirement to disclose a rollforward of obligations outstanding will be effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on the consolidated financial statements.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

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Operating lease

We adopted ASC 842 on January 1, 2021. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current and operating lease liability, non-current in our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognised at commencement date based on the present value of lease payments over the lease term. When determining the lease term, we include options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As our leases do not provide an implicit rate, we used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We have elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, we elected not to apply ASC 842 recognition requirements; and (ii) we elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Revenue recognition - food and beverage

We recognize revenue from providing food and beverage to customers in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”).

We primarily generate revenue from the operation of Chicken hotpot restaurants which provide food and beverage to customers. We recognize revenue when payment is tendered at the point of sale as the performance obligation has been satisfied. The single performance obligation is satisfied at a point in time when the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and we are reasonably assured that funds have been or will be collected from the customer, i.e., customers settled the amount by cash or credit card. The transaction price is clearly identifiable on the food menu and revenue is recognized net of discounts and incentives collected from customers. We have no obligations for returns, refunds or similar obligations with customers. We require customers to pay noncancelable upfront deposits to confirm a reservation for organizing events, which is recorded as deferred revenues (or contract liabilities) and recognized once the performance obligations are satisfied.

We also offer food and beverage products through third-party aggregators’ platforms. We accept orders from third-party aggregators’ platforms. The transaction price is determined by third-party aggregators’ platforms and accepted by us. We are the principal in the arrangement with third-party aggregators’ platforms and recognizes revenue net of discounts, incentives and delivery fees charged by third-party aggregators’ platforms, when the performance obligation has been satisfied. The single performance obligation is satisfied at a point in time when control of the food is transferred to the delivery partner arranged by third-party aggregators’ platforms and no obligation is outstanding regarding that product, objective evidence is received from the aggregator indicating correct delivery of the product, and we are reasonably assured that funds have been or will be collected from third-party aggregators’ platforms. Third-party aggregators’ platforms transfer the transaction price to us on a bi-weekly or monthly basis. We are responsible for the quality of the food and beverage, and any customers’ queries or claims, which are considered antecedent to the transfer of goods. We are not accrued for losses or returns as the aggregators would not be expected to provide objective evidence to us if the food and beverage products were not properly delivered to the end-user. At the inception of each order, we evaluate the amount of potential payments and the likelihood that the payments will be received. We recorded deferred revenue of $7,297 and $12,107 as of December 31, 2021 and 2022.

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HISTORY AND CORPORATE STRUCTURE

We are a Cayman Islands exempted company that wholly owns our BVI company subsidiary, West Image, which, in turn, wholly owns our HK company and Operating Subsidiary, First Grade. We do not use VIE in our corporate structure.

Our Hong Kong-based Chinese cuisine restaurant chain specializing in various types of Specialty Chicken Hotpots operates in Hong Kong under the brand “The Great Restaurant (一品雞煲火鍋)”. Our Group’s history can be traced back to 2011 when we opened our first restaurant in Tsuen Wan, the New Territories of Hong Kong. Since our founding, we have grown our distinctively recognizable brand to seven restaurants with geographical coverage in the New Territories, the Kowloon Peninsula and Hong Kong Island. We also operate a food factory in the New Territories to support our operations. We have created the concept of Specialty Chicken Hotpot in Hong Kong, by combining a claypot dish and a self-serve hotpot. We have grown from one restaurant to seven restaurants within six years from the opening of our first restaurant in 2011 because of the demand for our Specialty Chicken Hotpots. We believe our success is due to the combination of the novelty of our Specialty Chicken Hotpots, the iconic taste of our self-formulated Signature Chicken Sauce, our working hours that stretch into the early morning as well as our delivery services.

Corporate Structure

Our Cayman Islands exempted Company was incorporated on March 8, 2018 under the Companies Act as an exempted company with limited liability. The authorized share capital of our Company was HK$380,000 divided into 38,000,000 Ordinary Shares with a par value of HK$0.01 each. For the purpose of the Listing, we conducted a recapitalization on August 2, 2023 by (i) creating and increasing the authorized share capital of our Cayman Islands exempted company by US$500,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.001 each; (ii) repurchasing 400 Ordinary Shares of the Company, which were denominated in HK dollars with a par value of HK$0.01 each from Sincere Virtue in consideration of allotting and issuing 1,000,000 Ordinary Shares to it credited as fully paid; and (iii) cancelling HK$380,000 of authorized share capital thereafter. As of the date of this prospectus, our authorized share capital is US$500,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.001 each.

Upon completion of a group reorganization in 2019 and as of the date of this prospectus, our Group was comprised of two wholly-owned subsidiaries, namely, West Image, a BVI Company, and First Grade, an HK company.

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Organization Chart

The chart below sets out our corporate structure as of the date of this prospectus:

* Our Company is the holding company and the Registrant.

** First Grade Group (H.K.) Company Limited is our operating company.

Entity

A description of our principal Operating Subsidiary is set out below.

First Grade

Our HK operating company, First Grade, was incorporated in Hong Kong as a private company limited by shares on April 12, 2011. Since May 2011, but prior to 2019, First Grade has been ultimately owned by 50% by Mr. Law and 50% by Mr. Chu. Following an internal Group reorganization in March 2019, First Grade became our indirect wholly-owned subsidiary. Since its incorporation, First Grade has been operating all of our restaurants under the brand “The Great Restaurant (一品雞煲火鍋)”.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones

2011	We opened our first restaurant and set up our head office at Chung On Street in Tsuen Wan, the New Territories.

We opened our second restaurant at Yi Pei Square in Tsuen Wan, the New Territories.

2012	We opened our third restaurant in Hung Hom, the Kowloon Peninsula.

2013	We opened our fourth restaurant in To Kwa Wan, the Kowloon Peninsula.

Our food factory commenced operation in Tsuen Wan, the New Territories.

2014	We opened our fifth restaurant at Tai Hung Fai (Tsuen Wan) Centre in Tsuen Wan, the New Territories.

2015	We opened our sixth restaurant in Mong Kok, the Kowloon Peninsula.

2016	We opened our seventh restaurant in Causeway Bay, the Hong Kong Island.

2020	We started producing five types of Chicken Rice Box at our food factory and selling them at our restaurants and online food delivery platforms.

2021	We started producing XO chili sauce at our food factory and selling them at our restaurants.

2022	We started selling eight types of dried fruit snacks at our restaurants and online food delivery platforms.

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INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from Frost & Sullivan Limited (“Frost & Sullivan”)’s industry report commissioned by us entitled “The Interconnect Product Market Independent Market Research” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF CATERING SERVICES INDUSTRY IN HONG KONG

Definition and Classification

A restaurant is a business that serves prepared food and beverages to customers within confined premises for consumption. In Hong Kong, the restaurant industry is divided into four major categories including full-service restaurants, casual dining restaurants, quick service restaurants and others.

Full-service restaurants refer to restaurants providing full table services where customers are served with their meals by waiters at the table and settle the bill at the end of the meal. Comparing to other restaurant categories in Hong Kong, full-service restaurants offer better quality food and table services; more spacious and comfortable dining environment to the customers. Customers usually spend approximately two hours or more to dine at these restaurants. Therefore, full-service restaurants target customers with mid-to-high spending power and are usually located at high-end shopping malls, hotels and commercial areas in Hong Kong and the average spending per customer at a full-service restaurant is usually above HK$200 per customer per meal.

Casual dining restaurants refer to casual restaurants such as “cha chaan teng” (or Hong Kong style tea restaurants), cafes, teahouses and bars where the food is served with some table service in a casual dining ambience. Customers usually dine for approximately one hour at a casual dining restaurant and spend approximately HK$100 per customer per meal.

Quick service restaurants refer to restaurants that serve fast and consistent food with little or no table service and have simple décor. These types of restaurants have established an effective process from order taking to cooking which is specially designed to serve food quickly and efficiently. Customers usually order their food, pay at the order counter, pick up their food and take it to a seating area to dine. Their average dining time is approximately 30 minutes. The target customers of quick service restaurants usually have lower spending power of approximately HK$50 per customer per meal.

Value Chain

Source: The Frost & Sullivan Report

The value chain of the catering services industry in Hong Kong includes raw materials suppliers and distributors in the upstream which provides fresh food ingredients such as meat, poultry, vegetable and seafood, etc. directly to restaurants for creating dishes to serve to customers. Raw material suppliers will also provide food ingredients to food processing service providers, food processing factory and central kitchen. Some chained and quick service restaurants in Hong Kong have created their self-operate supply chain where food will be processed at the food processing plant or cooked at the central kitchen and distributed to their restaurant outlets on a daily basis.

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Quality raw food material sourcing are often crucial as it is the decisive factor for the overall taste of the food. Purchase prices of the food raw materials such as vegetables, meat, poultry and seafood constitute a certain proportion of the total operating cost of the restaurant. These food raw materials will then be transported to the restaurants to ensure their freshness. The chefs will then do the processing of the food which is the key success factor for the restaurant. The ready-made dishes are then served to consumers by waiters or waitresses/managers.

Market Size of Overall Catering Services

The catering industry in Hong Kong has been hit hard by the COVID-19 pandemic due to social distancing restrictions and decline in tourism. Many restaurants have struggled with reduced customer traffic and revenues, and some have been forced to close down permanently. The market size of the overall catering services industry in Hong Kong has plummeted at a year-on-year rate of approximately -29.4% during 2019 to 2020, and hovered during 2020 to 2022 where the pandemic had been sustaining. Particularly in 2021, with fewer COVID-19 cases and dining-out restrictions, Hong Kong’s catering industry was able to rebound during the year along with the Hong Kong economy i.e. nominal GDP. In light of the recent effective containment of the pandemic commencing 2023 where prevention measures have been suspended, the local demand will likely rebound and tourism is expected to pick up again, which should drive a revival of the catering industry in Hong Kong, though it may take time to return to pre-pandemic levels and record a market size of HK$121.3 billion in 2023. Going forward, the market size of the overall catering services industry in Hong Kong should climb at a CAGR of approximately 4.1% during 2023 to 2027.

Source: The Frost & Sullivan Report

OVERVIEW OF HOTPOT RESTAURANT MARKET IN HONG KONG

Definition and Classification

Hotpot refers to several East Asian varieties of stew, consisting of a simmering metal pot of stock at the center of the dining table. Typical hotpot includes ingredients such as sliced meat, vegetables, dumplings and seafood. The cooked food is usually eaten with dipping sauces such as soy sauce and spicy sauce. Hotpot restaurant is categorized as a sub-segment of a full-service restaurant.

Hotpot can be divided into Chinese-style and Asian-style hotpot. The major element to distinguish between Chinese and other Asian-style hotpot is the variety of soup base, as well as the form where there is usually one large shared hotpot for Chinese-Style Hotpot and one small hotpot person for Asian-Style Hotpot.

Since the 2010s, the hotpot restaurant market has witnessed characteristics including standardization and centralization, high customer requirement on food safety, quality and operational efficiency, more value-added services, wide varieties of food ingredients and choice, skilled labor, cash and credit cards becoming major payment methods but there has been an increasing use of technology in food ordering and payment methods e.g. Alipay, WeChat Pay etc. and increasing requirement for licenses, employee training, regulations and industry standards.

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Market size of Hotpot Restaurant Market in Hong Kong

During COVID-19, Hong Kong’s hotpot restaurant market declined overall due to social distancing restrictions and economic uncertainty. However, niche and specialty hotpot restaurants with delivery and takeaway options have shown some resilience. These restaurants, already focused on specific customer groups, have leveraged existing loyalty and demand for their unique offerings to provide customized takeaway meals for home hotpot. Although dine-in traffic has dropped, by nurturing community connections established before the pandemic, specialty restaurants have sustained themselves through takeout and meal kits. Overall, the revenue of hotpot restaurant market in Hong Kong declined from HK$7.1 billion in 2019 to HK$3.4 billion in 2020. As Hong Kong’s economy and activities start to recover following successful control of the virus, the hotpot market is expected to gradually revive, and the total revenue should rebound from 2023, and the CAGR is expected to be approximately 4.7% from 2023 through 2027 with revenue reaching HK$9.3 billion in 2027.

Specialty hotpot restaurants that were able to pivot their operations to weather difficulties during COVID-19 will be poised to regain momentum. Their established loyal customer bases will return with confidence in the brands’ ability to operate safely. Niche restaurants catering to specific segments with unique value propositions are recovering fastest. In turn, the revenue of specialty hotpot restaurants in Hong Kong should rise from HK$3.0 billion in 2023 to HK$3.7 billion in 2027, representing a CAGR of approximately 5.3%.

Source: The Frost & Sullivan Report

Market Drivers Analysis

Increasing affluence and dine-out spending: As Hong Kong’s population and income levels rise, the customer base for hotpot restaurants expands. In particular, the nominal per capita gross national income in Hong Kong has increased steadily from HK$398,551 in 2018 to HK$410,772 in 2022, representing a CAGR of approximately 0.8%. As people have more disposable income, they can afford to dine out more frequently and spend more on premium or high-quality hotpot including specialty restaurants for premium and one-of-a-kind experience. This increasing ability to spend on dining drives demand for hotpot restaurants, especially at higher price points. As a result, this has benefited the catering services market and hotpot restaurant market in Hong Kong, given hotpot is one of the most popular cuisine amongst diners today.

Tourism recovery post COVID-19 and government support: In Hong Kong, the relaxation of pandemic prevention measures led to pent-up demand for mobility, government incentives and renewed business events have been introduced to facilitate industry recovery. As a result, the number of inbound visitors in 2023 Q1 in Hong Kong has increased at a year-on-year growth of approximately 38,322.6%. The government adopted a multi-pronged approach in revitalizing the tourism industry. For instance, it issued a few rounds of consumption vouchers for spending on dining, retail and local attractions, which incentivizes domestic tourism and spending. The large influx of tourists seeking hotpot helps underpin local restaurants, especially those located in bustling tourist districts. Accordingly, the tourism industry is a significant driver of Hong Kong’s hotpot restaurant market.

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Popularization and deep-rooted culture of hotpot cuisine: Hotpot has become extensively popular in Hong Kong’s food culture, especially amongst younger generations and college students. People are familiar with the experience of gathering around the table with family and friends to cook fresh ingredients in the simmering broth. This cultural popularity and familiarity mean hotpot is likely to remain in high demand and continue driving the growth of hotpot restaurants. As a social activity, Hotpot caters to a wide range of customers’ needs, as it comes with different soup bases and types of food ingredients, allowing a large group of friends and families to gather around the table and enjoy the process of cooking together in a relaxing atmosphere, which is regarded as a traditional Chinese dining culture.

Ubiquitous and Convenience: As the fastest paced city in the globe, convenience and efficiency are highly valued in Hong Kong. Hotpot is a casual, social meal where proximity and accessibility are important. Hotpot restaurants that can provide a quick, seamless dining experience appeal to busy customers with little time. Features like online ordering for takeaway or delivery, digital reservations, and fast table turnover all add convenience. Besides, increasing number of hotpot restaurants are established in popular dining districts or near transportation hubs, schools, and residential areas make it easy for people to frequent on a whim or make last minute plans to eat hotpot with friends and the ubiquity drives social demand.

Accessible price range: Hong Kong’s hotpot restaurant market includes options from basic to lavish. Budget-friendly hotpot caters to cost-conscious diners and large groups, while premium upscale options cater to affluent customers wanting an indulgent meal. Having a range of price points and generous number of choices serve as the major impetus in driving demand from varied customer segments.

Market Trend and Opportunities Analysis

Increasing standardization and the use of technology: Hotpot restaurants are implementing digital features to increase convenience and optimize operations including things like online reservations and ordering, contactless payments, digital menus, and data-based customer relationship management. Digital integration will continue improving the customer experience. Restaurants have an opportunity to implement new technologies to streamline operations, reduce costs, improve customer experiences, gain data insights, and increase competitive advantage. Digital menus, AI-based staffing optimization, virtual reality, and more can all be integrated into hotpot restaurants. Technology adoption is expected to be the key to the future success of current industry players.

Increasing variety and differentiation: With many hotpot restaurants clustered together, individual restaurants work to differentiate themselves through unique offerings to stand out, gain a competitive advantage, and drive demand and customer loyalty. This could be a signature soup base, premium ingredients, a popular regional style of hotpot, an innovative menu, or other elements that distinguish them from competitors and provide more flexible choices to their customers. Fusing different regional styles and health-conscious ingredients are some mentionable trends.

Market consolidation: Major hotpot chains in Hong Kong have been actively expanding by opening new branches to extend their reach, dominating more locations and constitute market consolidation. Large-scale and established market participants are expected to capture a larger market share due to their capabilities to provide integrated services, stable source of raw material ingredients and develop customer loyalty and reputation. Consumers in this industry often prefer and refer to large-scale and notable market participants, which further favor market consolidation for large-scale companies. Players in this industry have been seeking horizontal and vertical business expansions, so as to diversify their revenue streams. Further, it is expected that the hotpot restaurant market in Hong Kong will be more consolidated with fewer market players after the Pandemic because some small-scale hotpot restaurants in Hong Kong have closed down during the Pandemic. The hotpot restaurant industry in Hong Kong will likely see a period of recovery and rebuilding. The market consolidation that occurred during the Pandemic will remain, with fewer and larger hotpot chains dominating the market, especially the top ranked players. Meanwhile, independent and small-scale hotpot restaurants that managed to survive the Pandemic will work on rebuilding their customer base and regaining financial stability through strategies such as focusing on niche market.

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Growing pursuit of freshness and quality: Using high quality, fresh, locally-sourced ingredients and producing a traditional, authentic style of hotpot allows restaurants to create a perception of superior quality and increasing number of restaurants have adopted such a strategy through switching its procurement origin. This perception of freshness and quality becomes a key factor driving customers to willingly pay higher prices. It also builds intense customer loyalty. Quality and authenticity are major market drivers, especially at premium price points.

Increasing prevalence of hotpot restaurant chains and brands: There has been an influx of famous hotpot restaurant chains and brands into Hong Kong in the past few years. These brands place considerable focus on the quality of service and customer experience through provision of value-adding services and entertainment to their customers. While the market environment has become more competitive, this trend has also led to the increasing prevalence of hotpot cuisine and an increase in the overall growth in the hotpot restaurant market in Hong Kong. The industry agglomeration effect is expected to create synergy and the concerted effort of switching customer preference shall propel the market.

Cater to niche and different demographic segments: By catering to distinctive niche segments rather than competing broadly across the general market, some hotpot restaurants in Hong Kong have gained a key opportunity to thrive. Targeting specific groups with tailored experiences allows restaurants to provide unique offerings not easily replicated by competitors, build loyalty within that dedicated customer base, and charge premium prices that niche audiences are willing to pay for customized value. Rather than a one-size-fits-all approach, hotpot restaurants can appeal to distinct niches and tailor their concepts accordingly. This includes options for vegetarians, organic and gluten-free, regional styles from Sichuan to Taiwan, set menus for corporate events, and more.

Market Threats Analysis

Seasonality challenges: Hotpot consumption tends to fluctuate with the seasons, especially winter. Colder months mean higher sales, while warmer months mean a slump in business for many restaurants. Maintaining steady cash flow and managing the ebbs and flows over the year is challenging for planning and operations.

Labor shortage and rising operational costs: Hong Kong’s tight labor market and shortage of culinary talent poses a challenge for hotpot restaurants struggling to hire and retain quality chefs and service staff. Offering competitive pay and work conditions in order to attract sufficient skilled labor is crucial but also difficult when trying to control costs. Staff retention requires ongoing effort and costs as well and labor issues have been persistent challenges. Besides, hotpot ingredients, rent, utilities, and labor costs are all major expenses for restaurants which are continuously rising over the past years due to inflation. Managing costs amid intense price competition is a key challenge.

Intense competition within the catering services industry: The hotpot restaurant market in Hong Kong is considered highly competitive, with many restaurants competing for the same customer base. Established chains and major brands pose a threat to smaller independent restaurants. Competing on price and quality is challenging. Gaining a competitive edge is difficult with so many options available to diners. Business continuity and profitability is considered the utterly importance for industry players.

Food safety and health concerns: As hotpot has become more popular, there have also been increased concerns over the health and safety of ingredients, especially raw meat. Some patrons worry about issues like food hygiene, freshness of ingredients or cross-contamination. Addressing these concerns while also optimizing efficiency is challenging for restaurants.

Cost Structure Analysis

Rent is one of the major components of the operating costs in the catering services industry in Hong Kong. Due to recent social unrest at the end of 2019 and the COVID-19 pandemic in Hong Kong in 2020, many retail shops including retail brands and restaurants had to shut down in order to reduce losses.

Along with lower demand for leasing and a slump in the Hong Kong economy, the average rental of private retail premises per square meter per month has witnessed drastic decreases in all regions in Hong Kong, especially in Hong Kong Island and Kowloon, where recorded declines of CAGR of -6.0% and -6.1% respectively, from HK$1,533 and HK$1,429 in 2018 to HK$1,196 and HK$1,104 respectively in 2022.

In the long run, the average monthly rent per square meter of private retail premises in all Hong Kong districts will increase, which, along with the Hong Kong government’s support for the tourism industry, will aid the restaurant industry’s recovery.

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Source: Hong Kong Rating and Valuation Department, The Frost & Sullivan Report

The average monthly salary of employees in the catering services industry recorded growth from approximately HK$14,450 in 2018 to approximately HK$15,823 in 2022, representing a CAGR of approximately 2.3%. The growth of average monthly salary was driven by rising statutory minimum wage and labor shortage.

From 2023 to 2027, the average monthly salary is expected to speed up in its growth compared to the period from 2018 to 2022, reaching HK$18,765 by 2027 with a CAGR of 3.5%, due to the recovery of the catering service market and the rebound of tourism after the COVID-19 pandemic in Hong Kong.

Source: Hong Kong Census and Statistics Department, The Frost & Sullivan Report

The most commonly used food ingredients in the catering industry are poultry, beef, pork, seafood, and vegetables. From 2018 to 2022, the prices of poultry, cattle, pork, and vegetables have demonstrated an upward trend. Particularly in 2019, pork prices increased by approximately 64.6%, from HK$20.6 per kilogram in 2018 to HK$33.9 per kilogram in 2019, primarily due to the detection of the African Swine Fever Virus in Hong Kong. The pork prices increased at a CAGR of 21.7% from 2018 to 2021.

Due to the impact of the COVID-19 pandemic on global logistics management and the food supply chain, the cost of food production increased significantly from 2020 to 2021. It is anticipated to increase further after 2022, as the expansion of the catering industry, fueled by the economic recovery, will result in a substantial increase in demand for culinary ingredients. The price of seafood is expected to rise and reach HK$66.6 per kilogram by 2027, while the price of beef will continue to rise and reach approximately HK$90.2 per kilogram by 2027 due to the growing global demand for beef. In contrast, the price of vegetables is anticipated to increase at a CAGR of approximately 1.8% between 2022 and 2027, reaching an estimated HK$11.7 per kilogram due to constant demand. In addition, the price of pork is projected to increase to approximately HK$42.1 per kilogram by 2027, with a CAGR of approximately 1.9% between 2022 and 2027. The price of poultry is projected to reach HK$70.80 per kilogram in 2027, increasing at a CAGR of 0.9% between 2022 and 2023.

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Note: KG refers to kilogram. Data is extracted from Hong Kong Annual Digest of Statistics published by the Census and Statistics Department. 2022 data is released in late October 2023, Latest released data: 2021

Source: Hong Kong Census and Statistics Department, The Frost & Sullivan Report

COMPETITION OVERVIEW

The catering service industry in Hong Kong is highly fragmented with a large amount of players participating in various kinds of cuisines. According to the Census and Statistics Department, there were approximately more than 14,000 catering establishments in 2022, either both locally owned or international chains. Approximately 90% of the establishments are small to medium-sized establishments with less than 50 employees engaged.

The competition in full-service restaurant industry is intense. Success factors in the catering industry include brand reputation, location of restaurants, food quality, service quality, pricing, overall dining experience etc.

According to the Census and Statistics Department, Chinese cuisine restaurants accounts for more than 30% of the total number of establishments in 2022. The remaining share consists of Korean, Japanese, and other western cuisine restaurants. In 2022, the Group has a market share of approximately 0.3% of the overall catering services industry in Hong Kong.

Source: The Frost & Sullivan Report

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As of 2022, the Hong Kong market for hotpot restaurants is relatively consolidated. As of December 31, 2022, the top ten hotpot restaurant brands represented approximately 53.0% of the overall hotpot restaurant market share in terms of revenue. As of December 31, 2022, the Group operated seven hotpot restaurants in Hong Kong, accounting for approximately 2.0% of market share in the hotpot restaurant market and 5.2% of market share in the specialty hotpot restaurant market. The Group ranked 9th among all hotpot restaurant chains (specialty and non-specialty) and 7th among specialty hotpot restaurant chains in terms of revenue in 2022.

Source: The Frost & Sullivan Report

Source: The Frost & Sullivan Report

Entry Barriers

Strict licensing requirement: Depending on the types of food offered, operators must acquire multiple licenses from the Food and Environmental Hygiene Department in order to open a hotpot restaurant in Hong Kong, including the general restaurant license, light refreshment restaurant license, and food factory license. If restaurants sell alcoholic beverages, they must also obtain a liquor license from the Liquor Licensing Board. Therefore, new market entrants will need to make extra efforts to meet the regulatory requirements and undergo the license application process, which may take several months. They must also comply with all the stringent requirements from the relevant departments, such as the sanitation requirements of the Food and Environmental Hygiene Department, the building and safety requirements of the Buildings Department, and the fire safety requirements of the Fire Services Department.

Initial Capital Investment and Operating cost: High initial startup costs are required to open a hotpot restaurant, generally including interior design fees and operating expenses such as rent, equipment, labor, insurance, electricity, water, and the procurement of raw materials. The average cost to open a hotpot restaurant ranges between HK$0.5 million and HK$1.5 million varying according to the scale. The investment return period for hotpot restaurants is typically between one and two years, while the breakeven period is typically between one and four months. In addition, market entrants will need a larger capital reserve to deal with potential risk, given that the catering industry will be closed during the pandemic. Therefore, this may appear to be a financial burden to new market entrants, particularly in the early phases of operation when customer turnover is low.

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Selection of Rental Place: In order to thrive in the market, restaurants must carefully select a suitable and cost-effective location with high foot traffic. However, identifying, negotiating, and finalizing a commercial lease can be a lengthy and complex process, adding to the uncertainty of setting up a restaurant. Landlords often prefer established market players with a proven track record of business operations and credibility, giving them an advantage in securing rental space in prime locations, meanwhile posing challenges to new market entrants.

High Quality and well-established branding: To acquire consumers, quality of food and service is regarded as one of the most essential selection criteria. In general, established hotpot restaurants are able to provide a variety of food with consistent quality, as well as high-quality services, such as prompt and courteous responses to inquiries, to meet the requirements of various customers. Customers may therefore prefer established hotpot restaurants with a mature brand image due to their consistent cuisine quality, prior dining experiences, social media recommendations, and customer feedback. It may be challenging for new market entrants who lack word-of-mouth reputation to gain a large number of customers in the initial stage.

Catering experience and stable supply: New hotpot restaurants are more likely to encounter operation and management issues such as slow serving speed and operational inefficiency due to a lack of pertinent experience. In addition, existing hotpot restaurants typically maintain excellent relationships with food ingredient suppliers from various locations, and thus have a stable supply of food ingredients at a competitive price in order to provide customers with a variety of dishes with distinctive flavors. In contrast, new market entrants lacking such experience and business connections may struggle to maintain a stable supply of food ingredients at a reasonable price.

Experience and connection: Operating a successful hotpot dining establishment requires extensive knowledge of sourcing high-quality ingredients, managing complex menus and cooking processes, and providing excellent customer service. Years of industry experience help restaurateurs master hotpot operations and supply chains. Furthermore, personal connections to suppliers, landlords, and local authorities enable opening new hotpot venues. Established players leverage their networks and relationships to secure prime locations, loyalty from customers, and consistent ingredient supplies. Lacking such experience and connections poses challenges for new entrants into Hong Kong’s competitive hotpot market.

Factors of Competition

Stable Supply of Reliable Raw Materials and Rich Dishes Portfolio: The success of casual dining restaurants is contingent on their ability to procure dependable, hygienic, and fresh ingredients. A consistent supply of high-quality ingredients is essential to the success of hotpot restaurants, which require fresh ingredients due to the simplicity of their culinary processes. In addition, continuous research and development on new and diverse dishes is essential for distinguishing restaurant operators and serving more customers with a variety of flavors.

Brand Awareness and Good Reputation: Brand and reputation are key indicators for customers to choose a restaurant. Effective restaurant marketing can establish a positive brand image and attract the desired customer base, when combined with excellent food quality, customers are more likely to share their dining experiences online. Meanwhile, restaurants with a sound reputation are more able to build a stable cooperation with quality suppliers. As a result, restaurants will be able to attract more consumers and enhance their market presence, thereby creating a virtuous cycle.

High-Quality of Service: The quality of a restaurant’s customer service is equally as essential as the consistent delivery of high-quality food in a comfortable environment. Staff attentiveness and cleanliness of service are indispensable elements of restaurant operations. The employees of a restaurant should be trained to handle a variety of situations, such as handling customer complaints and providing outstanding service. Providing superior customer service enhances the overall dining experience and contributes to build up a sound reputation.

Strong Operational Capability: Hong Kong is home to numerous varieties of casual dining restaurants. In order to stand out in the highly competitive market, restaurant management must develop a standardized operational process that applies to the daily procurement and management of central kitchens and food factories, as well as the training of new employees, etc., to reduce costs and increase efficiencies. Moreover, people have developed sophisticated Internet habits during the epidemic, and the use of restaurant guide websites and social media to communicate dining experiences has become a new trend. As a result, restaurants also are required to develop a customizable strategy for online communications and consumer feedback management in order to adapt to the rapidly evolving online landscape. As restaurants advance toward chain status, a standardized management process can be replicated and adjusted to suit different requirements for restaurants.

Value Customers’ Feedback and Stable Customer Flow: Hotpot dining is a social, interactive experience, making quality and consistency critical. Successful hotpot eateries proactively gather customer feedback through surveys, reviews, and social media monitoring. They quickly address concerns, improve recipes, and refine service based on this feedback. These players also focus on building a loyal customer base that frequently returns. They provide membership programs, promotional discounts, and top-notch service to attract repeat patrons. Stable customer flow ensures predictable revenues during fluctuating tourism seasons and economic cycles.

Selection of Location: Choosing the optimal location is critical for hotpot restaurants to thrive in Hong Kong’s intensely competitive dining market. Prime hotpot locations feature high foot traffic, easy accessibility via public transport, proximity to commercial or residential areas, and availability of affordable rent. Accessible and visible locales allow hotpot establishments to attract streams of hungry passersby while cost-effective rents enable sustained profitability. The ideal site drives customer awareness and traffic, conferring a major advantage over rivals.

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BUSINESS

Our Founding Philosophy

Our founding philosophy is to offer quality traditional Chinese cuisine with a Hong Kong twist at an affordable price to the general public and overseas visitors in Hong Kong. We endeavor to leverage our expertise in the catering services industry and our self-formulated Signature Chicken Sauce to increase our market share in the hotpot restaurant market in Hong Kong as well as for other business development opportunities.

Overview

We operate a multi-award-winning Chinese restaurant chain and specialize in various types of Specialty Chicken Hotpot under the brand name “The Great Restaurant (一品雞煲火鍋)” in Hong Kong. As of the date of this prospectus, we operate seven restaurants in our chain, out of which three are located in the New Territories, three in the Kowloon Peninsula and one on Hong Kong Island. We have over 12 years of experience in the restaurant services industry in Hong Kong and utilize one food factory to support our operations. We primarily compete in the Hong Kong hotpot restaurant market.

We have created the concept of Specialty Chicken Hotpot in Hong Kong, by combining a claypot dish and a self-serve hotpot, both being popular traditional Chinese cuisine. “Hotpot” in Chinese is huŏguō (火鍋), or “fire pot” in actual English translation. The concept of hotpot generally involves a single pot filled with simmering broth being placed on an induction cooker at the middle of a dining table, accompanied by plates of various types of raw meat, vegetables, noodles, condiments and dipping sauces. The selected ingredients are to be placed in the broth by each diner, cooked, and then taken out and dipped into the chosen sauce before eating. We grew from one restaurant to seven restaurants within six years from the opening of our first restaurant in 2011 because of the demand for our Specialty Chicken Hotpots. We believe our success is due to the combination of the novelty of our Specialty Chicken Hotpots, the iconic taste of our self-formulated Signature Chicken Sauce, our working hours that stretch into the early morning as well as our ability to take delivery orders. As the popularity of our Specialty Chicken Hotpots grows, we believe our restaurants have attracted both local customers and tourists.

Hotpot is steeped in the Chinese eating culture and tradition. We believe hotpot is also gaining popularity around the world because it is a popular social activity that caters to a wide range of tastes with different soup bases and ingredients. The format of eating hotpot is suitable for large group of friends and families to gather socially around a dining table to cook and eat a long, sumptuous meal together in a relaxing atmosphere. In our experience, it is not uncommon for lengthy queues to form outside our restaurants for tables at peak hours (except during the Pandemic). We have also attracted local and regional Asian television stations to shoot special programs introducing our Specialty Chicken Hotpots.

The catering services industry in Hong Kong had generally suffered a serious blow during the Pandemic due to the COVID-19 Catering Business Premises Directions issued by the Hong Kong government to combat COVID-19, which had significantly restricted our operations. Please see “Regulatory Environment and the Laws and Regulations of Hong Kong”. Our business was also badly affected during the Pandemic. During the years ended December 31, 2021 and 2022, there were approximately five months that we were not permitted to cater to dine-in customers after 18:00 hours, which had a material adverse impact on our operations and financial performance given that we used to open for business at 16:00 and mainly focus on serving dinners and late-night suppers/snacks to dine-in customers. When the Pandemic peaked in Hong Kong between February 2022 to April 2022, we had to suspend the operations of our largest restaurant in Tsuen Wan for 64 days and our restaurant in To Kwa Wan (being the largest restaurant in our Group) for 31 days. However, we have demonstrated our agility and resilience by developing new sources of income to cover our bottom line, including (i) producing five types of Chicken Rice Boxes at our food factory and selling them at our restaurants and on other direct-to-consumer online platforms; (ii) offering our Specialty Chicken Hotpots, raw hotpot ingredients and Chicken Rice Boxes through online food delivery platforms; and (iii) selling other peripheral food products at our restaurants, including chili sauces made at our food factory and eight types of dried fruit snacks. We also managed to remain profitable during the Pandemic without cutting any of our permanent staff or closing down any of our restaurants. As Hong Kong has reopened after the Pandemic and all the COVID-19 Business and Premises Regulation and COVID-19 Catering Business Premises Directions have expired, our Directors expect that the Hong Kong economy will slowly recover and that more tourists will come to Hong Kong, which will drive recovery of the hotpot restaurant industry. As such, we would be like to take advantage of the abundant supply of suitable premises and the lower rental during the early stage of economic recovery and leverage our successful track record, our brand image and the experience of our management team to embark on an expansion plan to increase our market share in the hotpot restaurant market in Hong Kong and to bring our Group to the next level by expanding the production of peripheral food products including our Chicken Rice Boxes for sale in more channels locally as well as in other Southeast Asian countries.

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Our Operations

General information

We operate all seven restaurants on our own with the support of our own food factory under the brand name “The Great Restaurant (一品雞煲火鍋)” in Hong Kong. We have not entered into any licensing or franchising arrangements with any third parties to operate any of our restaurants. The following table sets out the general information of our restaurants and food factory (in chronological order of their commencement of operations):

Nature of premises	Address	Date of commencement of operation	Approximate gross floor area (square meter)	Approximate Seating capacity (person)

Restaurant	Ground Floor, 73 Chung On Street, Tsuen Wan, New Territories, Hong Kong	June 13, 2011	93.93	42

Restaurant	Ground Floor, 3 & 5 Yi Pei Square, Tsuen Wan, New Territories, Hong Kong	November 19, 2011	151.14	82

Restaurant	Shop B1B, G/F, Yuen Wing Building, 35 Man Tai Street, Hung Hom, Kowloon, Hong Kong	January 20, 2012	178.77	101

Restaurant	Shop on Basement Floor, Metropolitan Rise, 28 Ma Tau Kok Road, To Kwa Wan, Kowloon, Hong Kong	January 9, 2013	739.81	344

Food factory	Unit D on 14th Floor, Golden Bear Industrial Centre, Nos. 66-82 Chai Wan Kok Street, Tsuen Wan, New Territories, Hong Kong	August 13, 2013	343.31	Not applicable

Restaurant	Basement 2 Floor, Tai Hung Fai (Tsuen Wan) Centre, 55 Chung On Street, Tsuen Wan, New Territories, Hong Kong	January 22, 2014	569.66	302

Restaurant	2nd Floor, Ho King Commercial Centre, Nos. 2-16 Fa Yuen Street, Mong Kok, Kowloon, Hong Kong	May 27, 2015	556.28	311

Restaurant	Shop A-2, G/F, City Mansion, 483, 485, 487, 489, 493, 495, 497 and 499 Jaffe Road, Causeway Bay, Hong Kong Island, Hong Kong	December 22, 2016	415.48	195

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The following are pictures of our restaurants and our food factory:

Restaurant entrance	Restaurant interior

Food factory	Food factory

The location of our restaurants spans from Tsuen Wan in the New Territories, Hung Hom, To Kwa Wan and Mong Kok in the Kowloon Peninsula, to Causeway Bay on Hong Kong Island. All our locations are strategically located in middle-income residential or mixed commercial and residential districts in Hong Kong. Our food factory is also located in Tsuen Wan and is a five-minute drive away from the three restaurants located in the New Territories.

All our restaurants and food factory are operated on leased properties. To prevent disruption of our business, we generally enter into three-year leases with our landlords and we endeavor to renew each lease approximately three to six months before the expiry of such lease. We have not encountered any difficulty in renewing the leases for our restaurants and food factory since we commenced business in 2011.

Our licenses

Each of our restaurants has valid general restaurant license issued by the FEHD, water pollution control license issued by the Environmental Protection Department and liquor license issued by the Liquor Licensing Board. Our food factory has valid food factory license issued by the FEHD and water pollution control license issued by the Environmental Protection Department.

Our opening hours & services

Except on Chinese New Year eve, during the first three days of Chinese New Year or during typhoons, our restaurants are generally open from 16:30 hours to 02:30 hours daily for both dine-in or takeaway/delivery orders and we mainly focus on serving dinners and late-night suppers/snacks. Our late opening hours, which is not the norm for most restaurants in Hong Kong, have made our restaurants good alternatives to pubs and karaoke lounges for our customers to gather socially late at night for drinks and late-night suppers/snacks. As our restaurants are generally in high demand, we generally do not accept advance booking, save for groups of over ten people. We also limit customers to two hours of dining in order to keep our businesses moving and increase turnover.

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Our mission is to offer quality traditional Chinese cuisine with a Hong Kong twist at an affordable price to the general public and overseas visitors to Hong Kong. Hence, our main focus is on food quality and customer service and we do not have an extravagant decor at our restaurants with purple as our primary color scheme. All our dining tables have built-in induction cookers and we have installed an effective ventilation system in each restaurant to maintain good air circulation in the restaurants.

As we have a wide selection of ingredients for hotpot and there are many other food and drink items on offer on our menu, we have installed an electronic order system in our restaurants which is linked to our POS System so that customers can visualize each item of food and drink that they are ordering and conveniently order food and drinks at their own pace by scanning a QR code using their mobile phones. Once a customer has made an electronic order, the order would be transmitted automatically to both the restaurant kitchen and our POS System and the customer can view his/her orders anytime. Our management believe that the use of an environmental friendly electronic order system would increase operational efficiency as well as to help us save manpower and cost in the long run. This ordering system is also more hygienic as customers can place orders using their mobile phones, rather than relying on hard copies of menus and/or order forms which may be media for spreading germs and diseases.

We strive to upgrade the facilities at our restaurants to improve our customer service and from time to time have selected pilot restaurants to run trials to test the use of new facilities that we may later roll out on a more widescale basis. For instance, we installed a deodorizing purifier standing approximately six feet tall in our largest restaurant in the New Territories. The purifier allows customers to deodorize their clothes from the aroma from our hotpots in a span of seconds before they leave our restaurants. Similarly, two of our restaurants have installed a semi-auto top sealing machine to affix a watertight seal on the takeaway containers to avoid the sauce or soup base from spilling during transit. This sealing machine allows our takeaway/delivery order customers to enjoy our Specialty Chicken Hotpots at the comfort of their own homes. We plan to roll these facilities out to the other restaurants if we receive positive feedback from our customers.

Our menu offerings

We maintain a standardized menu across all our restaurants with slight modifications in terms of food and beverages offered in individual restaurants (e.g. we serve seafood sashimi in only some of our restaurants). We mainly serve Specialty Chicken Hotpots and a wide variety of raw ingredients for hotpots including, among others, meat, seafood, poultry, vegetables, mashed cuttlefish and shrimp, bovine offal, sausages, bean curd, dumplings and noodles. We currently offer eight types of Specialty Chicken Hotpots featuring different ingredients and each of them can be made with increasing levels of spiciness according to the preference of individual customers. In order to cater for customers with different tastes and to customers who only want some light snacks, our menu also offers (i) other types of hotpot soup base; (ii) Chinese-style fried dishes in claypot dishes; (iii) Hong Kong style starters and snacks; (iv) seafood dishes; (v) fried rice and noodles; and (vi) a variety of Chinese soup. To complement our food offerings, we also offer a wide range of alcoholic and non-alcoholic beverages as well as ice-cream for dessert.

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Our menu for online food delivery platforms only offers our Specialty Chicken Hotpots, Signature Chicken Sauce, raw hotpot ingredients, Chicken Rice Boxes, a few types of non-alcoholic drinks and dried fruits. The following are pictures of our Specialty Chicken Hotpot and our signature house-made drinks:

We understand that our success lies in the novelty of our Specialty Chicken Hotpots and the iconic taste of our self-formulated and homemade Signature Chicken Sauce. However, we note that our competitors may copy the concept of our Specialty Chicken Hotpots and customers’ tastes and preferences are ever-changing. As such, we have a strong commitment to food quality and we endeavor to regularly refine our offerings and launch new food and drink items on our menu in response to changing food trends and our customers’ tastes and preferences. Additionally, we strive to respond to all feedback from our restaurant staff and customers. We also adjust our menu due to fluctuation in food costs, operational and other seasonal factors.

Commitment to food quality

Our commitment to food quality is illustrated by our choice of chickens in our Specialty Chicken Hotpots. We generally use chickens raised in Longgang District in Shenzhen, the PRC as they are generally larger in size, meatier and rich in subcutaneous fat, which we believe makes the chicken meat cooked in our Signature Chicken Sauce more tender and tasty. We used to only use fresh chicken in our Specialty Chicken Hotpots. However, since the Hong Kong government prohibited the import of live chickens from the PRC in 2016, we have used chilled chickens instead of frozen chickens. We use chilled chickens because we believe the freshness and tenderness of chickens is better preserved when kept at a temperature of between zero to four degrees Celsius. To preserve the freshness of the chilled chickens, we have arranged for our approved suppliers to deliver chilled chickens to our restaurants directly within two days from which they are slaughtered and processed in the PRC. Based on our internal guidelines, the maximum shelf life of any chilled chickens delivered to our restaurants is three days.

We keep several fresh seafood tanks in each of our restaurants to preserve the freshness of the seafood used in our restaurants because we offer a wide range of fresh seafood to our customers, including without limitation, lobsters, geoducks, fish and prawns.

In order to preserve our food quality, we endeavor to use fresh ingredients in our restaurants as much as possible and we generally arrange for suppliers to deliver all fresh ingredients that do not require a lot of processing to our restaurants directly. We offer various types of chilled and frozen meat or seafood on our menu to cater for our customers’ varying tastes, preferences and budgets.

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Introduction of new food and drink offerings

We believe we could attract new customers and retain existing customers if we are able to increase our customers’ choices. As such, we have used our Signature Chicken Sauce to develop from one single type of Specialty Chicken Hotpot to eight different types. Our eight different types of Specialty Chicken Hotpot (namely “spicy chicken hotpot”, “chicken hotpot with bovine offal”, “chicken hotpot with abalone”, “chicken hotpot with frogs”, “chicken hotpot with golden oysters”, “chicken hotpot with fish maw”, “chicken hotpot with fish maw and sea cucumber” and “chicken hotpot with abalone, fish maw and sea cucumber”) feature different ingredients. During the Pandemic, we also used our Signature Chicken Sauce to develop five types of Chicken Rice Boxes (namely spicy Chicken Rice Box, non-spicy Chicken Rice Box, Chicken Rice Box with beef tripe, Chicken Rice Box with beef tendon and Chicken Rice Box with abalone) for sale at our restaurants and other online food delivery platforms.

Apart from regularly refining our food offerings in response to changing food trends and our customers’ tastes and preferences and introducing seasonal fresh and quality ingredients, we also endeavor to develop special house-drinks to complement our food offerings. These specialty drinks include our house-brewed iced lemon tea which is served in a 1.5-liter glass and our special homemade grape seed health drink.

Our management regularly reviews our menu and works with our culinary director and executive chef to develop new food and drink offerings. When members of our management come up with ideas for new menu offerings, our culinary director and executive chef will develop the sample dishes or drinks for taste tests by our management. After the taste tests have been passed, we may continue to refine the sample dishes or drinks based on cost and ease of preparation factors before finally fixing the price, the official launch date and where applicable, the marketing plan of such new dishes or drinks. We will update our menu with the new dishes or drinks after our management has officially approved them.

Daily management of individual restaurants

Each of our restaurants is managed by (i) a restaurant manager who reports to our general manager and executive Directors and is responsible for the day-to-day operations of the restaurant, including staff matters, service quality control, dining environment, customer service and handling customer complaints; (ii) a head of kitchen who reports to our executive chef and is responsible for the overall operation of the kitchen in that restaurant, including food preparation, inventory control and replenishment, food quality control, storage and food safety matters; and (iii) a cashier/restaurant supervisor who reports to our financial controller and is responsible for collecting payments from our customers, daily reconciliation of the summary sales records in our POS System with the actual amounts received in cash or by Electronic Payment or credit card as well as cash management and settlement for the restaurant.

Serving customers

We endeavor to offer a pleasant dining experience for our customers through attentive customer service. The restaurant manager in each restaurant provides on-the-job training to all front-line service staff in the restaurant in accordance with our guidelines for customer service (including greeting of customers, promoting menu items, taking orders, using the POS System, adding and re-filling soup base into hotpot, adjusting temperature of cookers, delivering food to customers, settling bills, maintaining table hygiene and attending to customers’ requests) and holds briefing session with them before the restaurant opens for business each day to maintain and enhance the quality of our customer services. During these briefing sessions, the restaurant manager will discuss service-related matters (such as food handling and personal hygiene), review staff performance and discuss customer feedback. We believe these daily performance reviews with our front-line service staff encourages them to provide a consistently high level of customer service to our customers.

When there is any customer complaint in relation to our food quality or services at any of our restaurants, the relevant restaurant manager will promptly investigate and resolve the matter. The restaurant manager also details each complaint and how the complaint was handled in reports to our management. Our operations department then maintains and updates the complaint log for our internal records and for future training purposes.

Kitchen

Before midnight each day, the head of kitchen at each restaurant completes a purchase requisition to our operations department and our executive chef to place order for ingredients, beverages and other supplies. Ingredients are generally delivered daily to our restaurants by our suppliers and from our food factory before restaurant operating hours so that we will have sufficient time for food preparation. Our kitchen staff will inspect the ingredients delivered by our suppliers against the invoices or purchase orders as well as the expiry date and condition of the ingredients to ensure that they meet our quality control standards. After acceptance, ingredients are properly stored and managed to preserve their freshness and to prevent cross contamination as well as to ensure that they will be consumed on a “first-in-first-out” basis pursuant to our internal guidelines. Please see the paragraphs headed “Procurement, delivery and acceptance” and “Inventory management and storage” under the heading “Our Operations” below.

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Before our restaurants open for business, the head of kitchen will inspect the hygienic conditions of the kitchen. Each kitchen is divided into different sections for handling different work, such as washing, chopping, cutting and portioning ingredients for hotpot, cooking hot dishes, preparing cold or raw food, beverage making and cleaning. The head of kitchen assigns kitchen staff to work in these different sections and we believe this division of work prevents cross contamination between raw and cooked food.

We have a set of internal guidelines for our food preparation which cover the recipes of our food offerings, the operational procedures for preparation of food and the quality standard required for our food offerings. These guidelines generally comply with the food hygiene code issued by the FEHD. The head of kitchen of each of our restaurants is responsible for supervising and monitoring the food preparation process and ensuring that all our kitchen staff strictly comply with these internal guidelines in order to control and standardize the quality, flavor, presentation and hygienic condition of our food offerings.

Cash management and settlement

We require our customers to settle their bills in cash or by Electronic Payment or credit card. As many customers choose to pay in cash, our restaurants handle a considerable amount of cash on a daily basis. As a matter of prudent management, we maintain an insurance policy that covers the cash we keep at our premises.

To prevent fraud and misappropriation of the cash collected at each of our restaurants, our cashier/restaurant supervisor will conduct a daily reconciliation of the summary sales records generated from our POS System with the cash received and the Electronic Payment and credit card receipts after the close of business. After the first reconciliation, a second restaurant staff counter checks the accuracy of the first reconciliation. If no error is found, the cashier/restaurant supervisor locks the cash received and the Electronic Payment and credit card receipts in the safe located at each of our restaurants. In the case of the three restaurants located in the Kowloon Peninsula and the restaurant located on Hong Kong Island, the cashier/restaurant supervisor at each of these restaurants will deposit the cash received in our bank account the next business day and submit the Electronic Payment and credit card receipts to our finance and accounting department every five to seven days. In the case of the three restaurants located in the New Territories, Mr. Law or our general manager will normally collect the cash and the Electronic Payment and credit card receipts from the safe located in each such restaurant every two to five days. Thereafter they will transfer the cash to the safe in our head office which is under the surveillance of a security camera system and submit the Electronic Payment and credit card receipts to our finance and accounting department. Any cash kept in our head office is kept in a safe and managed by our general manager who may apply the cash to pay suppliers who require cash payment (such as certain suppliers of live seafood). From time to time, our executive Directors and financial controller conduct spot checks on the cash kept in the safe located in our head office. Our general manager normally deposits any excess cash in our bank account on a weekly basis.

We separate any cash received from customers pending transfer to our head office, the petty cash we keep at our restaurants for the purpose of sporadic procurement of supplies, and the cash tips collected to comply with our internal controls.

Our food factory

To support our restaurant operations, we operate a food factory in Tsuen Wan with gross floor area of approximately 343.31 square meters. The food factory serves as: (i) the central kitchen to process certain ingredients (including our Signature Chicken Sauce and other ingredients which require a lot of processing, such as bovine offal and mashed seafood and meat) and the production of Chicken Rice Boxes; (ii) a storage center for our processed ingredients, Chicken Rice Boxes as well as other frozen meat and seafood, dried seafood, sauces, seasonings, soup base and other supplies (such as utensils and takeaway containers); and (iii) the procurement center for our Group. Our food factory has an industrial grade kitchen equipped with a number of kitchen appliances to process ingredients and to cook the chicken and rice for our Chicken Rice Boxes, two cold rooms (one maintained at minus two degrees Celsius for the storage of dried seafood and frozen food and the other maintained at minus 10-18 degrees Celsius for the storage of processed ingredients), an air-conditioned room with two freezers for the packing and storage of Chicken Rice Boxes and various storage areas at normal room temperature for keeping non-perishable items.

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Our executive chef, Mr. Lo Tung Ming, who reports to our executive Directors, is in charge of the daily operation of our food factory, the procurement of ingredients and managing our relationship with suppliers. We have two employees who assist our executive chef in the daily operation of our food factory and inventory control. We believe the centralized procurement and processing of ingredients at the food factory increases our operational efficiency and helps us maintain the consistency of the ingredients used in our restaurants.

The management of the central kitchen in the food factory is similar to the management of the kitchens in our restaurants described above and our executive chef is the head of the central kitchen. Our chefs at the food factory will conduct sample testing of the ingredients processed at the food factory to ensure that they meet our quality standard for serving at our restaurants. Any ingredient that is not compliant with our food processing procedures and standards will be either re-processed or disposed of.

Our self-formulated and homemade Signature Chicken Sauce is processed and stored at our food factory. In order to keep the recipe of our Signature Chicken Sauce confidential, we assign certain staff members to handle the procurement of ingredients for our Signature Chicken Sauce while we task other staff members with making the sauce. We have also designated Mr. Law (one of our executive Directors), who has the technical know-how on how to process and store our Signature Chicken Sauce at our food factory, as our Group’s only contact for the supplier supplying the key ingredient for our Signature Chicken Sauce. Moreover, only our executive Directors have access to all information in relation to this particular supplier. As such, we believe no single staff member is able to fully grasp the mix of ingredients for our Signature Chicken Sauce as well as how our Signature Chicken Sauce is made.

As we care about food safety, we engaged an external laboratory to test our self-formulated Signature Chicken Sauce for any concentration of metals and other harmful substances to assure its quality. Before we officially launch our Chicken Rice Boxes, we also engaged an external laboratory to test them multiple times so that they remain free from food contamination.

Procurement, delivery and acceptance

Our restaurants rely on our food factory to procure our ingredients, beverages and other supplies. However, our restaurants may also sporadically procure supplies to cover emergency situations (for instance certain ingredients may run out before the next delivery would be made). To effect any procurement based on the individual needs of any given restaurant, the head of kitchen of each restaurant will complete a purchase requisition to our operations department and our executive chef before midnight each day. Our food factory staff also regularly inspects the inventory level of the items processed and/or stored in our food factory and keep our executive chef informed of any excesses or shortages.

After our operations department and our executive chef have consolidated the purchase requisitions from our restaurants and the requirements for the food factory each day, they will place orders in bulk with the suppliers on our pre-approved list between 22:00 hours to 02:00 hours. A stock replenishment delivery will typically be made the following day by the approved supplier to either the restaurants directly or to the food factory as directed. Except for the ingredients in our Signature Chicken Sauce and items produced in our food factory (such as Chicken Rice Boxes and XO chili sauce) and other ingredients which require intensive processing (such as shrimps, cuttlefishes, bovine offal and dried condiments) which will be delivered to our food factory, the ordered items (especially the fresh ingredients) are generally delivered by the suppliers directly to our restaurants.

For items in the purchase requisitions which are generally supplied by the food factory (such as our Signature Chicken Sauce, bovine offal and mashed seafood and meat), we have two refrigerator trucks with different capacities to make daily deliveries from our food factory to our restaurants. All deliveries from our suppliers or our food factory to our restaurants are generally made before the operating hours of our restaurants so that our kitchen staff will have time to sort out, store or prepare the ingredients.

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When deliveries are made to our restaurants or our food factory by our suppliers and before accepting the deliveries, our kitchen staff at the restaurants or our staff at the food factory (as the case may be) will check (i) the brand, type, quantity and quality of the deliveries against the invoices or purchase orders; and (ii) the expiry date and condition of the ingredients (including their texture, temperature, smell, packaging, color and overall appearance) to make sure there are no signs of food contamination. If the delivered items fail to meet our quality control standards, we will return them to our suppliers and such incident would also be reported to our operations department and our executive Directors for them to determine whether any follow-up work is required, including whether such supplier should be removed from our list of approved suppliers, whether we should arrange for a replacement of the items or obtain a refund from such supplier and whether we should order from another approved supplier instead.

We generally settle payments to our suppliers on a monthly basis. After accepting the deliveries made by our suppliers, our suppliers’ invoices will be sent to our operations department to check against the monthly statements issued by our suppliers. Our finance and accounting department will also check such monthly statements and reconcile them against our payment records.

Selection of suppliers and service providers

Our suppliers and service providers are generally selected based on criteria including but not limited to the following (i) their supply or service capacity and business operations; (ii) the quality and stability in their supply of the products or services offered; (iii) their overall reputation; (iv) the pricing of their products or services quoted; (v) their terms and conditions related to each agreement for supplies or services, such as minimum order quantities, payment terms, delivery or service schedules and discounts offered; (vi) their compliance with all relevant quality standards imposed by regulatory authorities; and (vii) their ability to meet our quality control standards relating to transportation and storage of ingredients and other supplies. Additionally, our executive Directors and executive chef may conduct site visits to the facilities where the existing and potential suppliers grow, store or process the ingredients before we start purchasing from such suppliers.

Our operations department is charged with maintaining a list of over sixty of our approved suppliers from whom we source our ingredients, beverages and other supplies from. We have as of the date of this prospectus at least [three] suppliers for each major category of ingredients. Our operations department regularly reviews our list of approved suppliers and may remove a supplier if it fails to meet our foregoing selection criteria. We believe there is little difficulty in replacing any of our existing suppliers because there are many alternative suppliers for the same ingredients available in the markets in which we operate in.

Inventory management and storage

Our day-to-day purchases mainly consist of food-related ingredients and beverages, which may be perishable or non-perishable. In general, our operations department maintains records of our purchases and monitors the ingredient and beverage inventory stored at each of our restaurants and food factory, which enables us to keep track of the items purchased, the quantity purchased as well as the movement of the purchase price of such items.

Our inventory control system takes into account whether the food and beverage being stored is perishable or not, the level of consumption and the price of the item. Our perishable purchases include fresh ingredients such as vegetables, meat and live seafood whereas our non-perishable purchases include items such as frozen food, dried food, beverages, canned food, utensil and other kitchen equipment. To maintain the freshness of the ingredients we store, we set the following maximum shelf life limits for our different types of perishable and non-perishable ingredients that we commonly used in our restaurants:

Maximum shelf life	Days

Fresh and chilled meat	1-3
Live seafood	7-30
Frozen food	7-60
Vegetables	1-3

Our inventory is managed on a first-in-first-out basis. We keep a minimal but sufficient level of perishable ingredients to reduce wastage, maintain freshness and quality of food and avoid excessive inventory being built up. For non-perishable items, we maintain an adequate level of inventory based on operational needs and replenish them on a regular basis. All restaurant and food factory staff are required to strictly observe the foregoing maximum shelf life limits when making inventory management decisions. We perform daily inspections of our inventory in each restaurant and in the food factory to prevent overstocking and wastage. Certain unused perishable ingredients (such as vegetables) which have exceeded their maximum shelf life will be disposed immediately after such daily inspection.

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After inspecting the deliveries from our suppliers based on the guidelines set out in the paragraph headed “Our operations - Procurement, delivery and acceptance” above, we store them in accordance with (i) the instructions printed on the product labels; (ii) the instructions from suppliers (if applicable); and (iii) our maximum shelf life limits and their appropriate temperature. Pursuant to our internal guidelines, we store certain ingredients in different areas of our facilities to preserve their freshness and prevent cross contamination. For perishable items, we abide by appropriate temperature storage limitations. Non-perishable items such as packaging materials, equipment and utensils, canned food, dried mushroom, dried seafood and seasoning, are usually stored at room temperature in our storage areas, whereas ingredients requiring further processing at our food factory and processed ingredients are stored in two cold rooms at different temperatures to preserve their freshness.

While our ingredients are in storage, our restaurant and food factory staff perform regular inspections on (i) our storage facilities to check whether conditions (such as temperature and moisture level) are properly maintained; and (ii) the stored ingredients so that they remain fresh and are of edible quality and have not passed the quality assurance period. As a matter of internal control, we also perform regular stock count for a majority of the inventory stored at our food factory so our records are accurate and up-to-date. Our storage guidelines generally comply with the food hygiene code issued by the FEHD.

Cost control

We monitor our overall ingredient and beverage costs closely and adjust our pricing when it is beneficial to our operations. We specifically adjust our prices in the first six months of every calendar year with reference to our profit margin in the previous year, the prevailing market prices of raw materials and the sales information collected through our POS System. In order to maintain competitive purchase prices, we generally obtain price quotations from at least three of our pre-approved suppliers for each major ingredient category for comparison. To prevent excessive accumulation or obsolescence of our inventory and to minimize wastage, we closely monitor our inventory level, especially for perishable ingredients. We believe monitoring accumulation and waste is necessary to save costs.

Additionally, we keep track of our operating costs through our executive Directors’ review of our monthly management accounts to check whether there are any unusual fluctuations in costs and expenses. Our executive Directors also review the monthly gross profit margin of our restaurants so that we can promptly ameliorate any material deviation from our target profit margin.

If any of our existing suppliers increases the price of ingredients and beverages that they supply to us, we will try to mitigate any potential adverse impact on our financial performance by (i) searching for alternative suppliers which can offer the same or similar ingredients and beverages but at a lower or comparable price; (ii) reviewing and adjusting our menu offerings to see if we can reduce the use of such ingredients and beverages; and (iii) considering whether to pass on all or part of the price increase to our customers, which is dependent on the demand for such items and the general economic conditions surrounding the increased price.

Quality control

We endeavor to serve fresh and quality food to our customers and provide them a pleasant dining experience through attentive customer service. We attribute our success partly to our adherence to stringent quality control through implementing a set of internal operating procedures that generally comply with the food hygiene code issued by the FEHD. Our internal operating procedures cover procurement, delivery and acceptance of ingredients, selection of suppliers, inventory management and storage of ingredients. Similarly, our quality control procedures cover all aspects of our operations to preserve food safety (which includes food preparation, handling, cooking and serving processes), quality of our food offerings and good customer services which have been detailed in the paragraphs under the heading “Our Operations” above.

Our culinary director, executive chef and general manager visit our restaurants and food factory regularly to check on our food quality, customer service (where applicable) and hygienic condition so that our restaurants comply with our internal operating procedures. Our culinary director also performs monthly unannounced spot checks on food safety and quality as well as kitchen hygiene at each of our restaurants. During the unannounced spot checks, our culinary director inspects the kitchen and the food serving area at each of our restaurants and checks the cleaning records maintained at each of our restaurants. If any issue is detected during an unannounced spot check, the culinary director will interview the relevant restaurant manager and relevant employees and provide suggestions in order to achieve the appropriate remedial actions to resolve the issue. We maintain written records of the results of any unannounced spot check for future reference.

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We consider our collection of customer feedback as an important element of our quality control. As such, we endeavor to collect feedback from our customers through our social media pages and restaurant review websites to identify the major themes or issues from published feedback. Our executive Directors, general manager and executive chef will discuss these major issues and address them with our restaurant managers with a view to improving the overall operations and financial performance of our Group. During the years ended December 31, 2021 and 2022, we did not receive any material customer complaint and were not the subject of any investigation by any Hong Kong government authorities.

Hygiene control

Pursuant to the Hygiene Manager and Hygiene Supervisor Scheme introduced by the FEHD, our restaurant managers and heads of kitchen in each of our restaurants are considered the designated hygiene manager and hygiene supervisor. In order to comply with the FEHD and maintain our own hygienic standards, our restaurants and food factory are cleaned and sanitized on a daily basis. We also engage pest control companies to assist us with any pest control needs in our restaurants and food factory. The fresh seafood tanks at our restaurants are cleaned and serviced every week so that they comply with the FEHD’s guidelines. We further cover all waste containers in our restaurants with lids and keep them away from food serving areas. Pursuant to our internal guidelines, we specifically request all our food-handling staff maintain a high standard of personal hygiene and cleanliness.

During the Pandemic, we were required to adopt very stringent hygiene control standard at our restaurants pursuant to the COVID-19 Catering Business Premises Directions. Please see “Regulatory Environment and the Laws and Regulations of Hong Kong”. We are conscious that our customers are generally still wary about hygiene matters in the post-Pandemic world. As such, we place alcohol hand sanitizers at our restaurant entrances for customers to conveniently sanitize their hands as they enter our restaurants. Our cleaning company replaces the sterilized mats placed at the entrance of our restaurants, kitchens and toilets every week. We also generally require our kitchen staff and waiters to wear face masks when handling food and serving our customers.

Work safety

We follow safety manuals issued by the Occupational Safety and Health Council in Hong Kong, which set out work safety measures to prevent common accidents in our restaurants. We have implemented work safety guidelines and policies in our restaurants to promote occupational health and safety measures and to achieve compliance with the applicable laws and regulations. During the years ended December 31, 2021 and 2022, we did not record any material incident of work injuries nor did we experience any material claim in relation to work injuries.

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Our Competitive Strengths

Strong brand recognition in the hotpot restaurant market in Hong Kong

We operate a multi-award-winning Chinese restaurant chain that specializes in various types of Specialty Chicken Hotpot under the brand name “The Great Restaurant (一品雞煲火鍋)” in Hong Kong. With our over 12 years successful track record, we believe that we have built our “The Great Restaurant (一品雞煲火鍋)” brand name to represent high-quality specialty chicken hotpot dining in Hong Kong among locals and tourists. We have received the following awards over the years that reflect our market recognition in Hong Kong:

Year of award/ recognition	Award/recognition	Awarding body

2013, 2014, 2015, 2016, 2017	Best-Ever Dining Awards – “The Most Memorable Restaurant” gold award	Weekend Weekly, an entertainment platform under the New Media Group in Hong Kong

2013, 2014, 2015, 2017	Best-Ever Dining Awards – Received the highest votes for “Must-eat Hotpot”	Weekend Weekly, an entertainment platform under the New Media Group in Hong Kong

2014	Hong Kong Famous Brands	Asia Brand Association in Hong Kong

2014, 2015	OpenRice Best Restaurant Awards - “Best Hotpot Restaurant”	Openrice, an online restaurant guide and search engine for restaurants in Hong Kong and Macau

2015, 2016	Perfect Life Office Ladies Favorite Brand Award – “Office Ladies’ Favorite Chicken Hotpot”	Fashion & Beauty, a magazine under the New Media Group in Hong Kong

2016, 2017, 2018, 2019	Hong Kong People and Hong Kong Feelings Brand Award - “Best Chicken Hotpot Brand Award”	PCCW (a telecommunication company based in Hong Kong) & Yellow Pages (an online local business directory in Hong Kong)

2018	King of Food and Beverages Awards – “King of Chicken Hotpot”	PressLogic/Holiday Smart, an online magazine sharing information on food, local hot spots, lifestyle, trendy products and travelling for locals in Hong Kong

2019	QQ Favourite Restaurant Awards – “Must Eat Chicken Hotpot in Hong Kong”	gd.qq.com/hk, an online platform based in China providing information on Hong Kong to users based in the Guangdong-Hong Kong-Macao Greater Bay Area

2019	Dazhong Dianping (“public reviews net” in translation) Customer Review Awards	Meituan - Dazhong Dianping, a shopping platform based in Beijing, the PRC, featuring local consumer products and retail services (such as entertainment, dining and travel)

As the popularity of our Specialty Chicken Hotpots grows, it is not uncommon for lengthy queues to form outside our restaurants for tables at peak hours and we have attracted local and regional Asian television stations to shoot special programs introducing our Specialty Chicken Hotpots.

We believe that our proven track record and strong brand recognition have enabled us to attract and retain potential suppliers, service providers, customers and employees, which will give us a competitive advantage to compete for strategic locations for our restaurants and to negotiate for more favorable terms with our landlords and suppliers. We believe the foregoing factors are crucial to both our current operations and planned expansion. See “Our Growth Strategies”.

Strategic locations of our restaurants and food factory

The location of our restaurants spans from Tsuen Wan in the New Territories, Hung Hom, To Kwa Wan and Mong Kok in the Kowloon Peninsula, to Causeway Bay on Hong Kong Island. All locations are densely populated middle-income residential or mixed commercial and residential districts in Hong Kong which can be accessed conveniently by public transport. Moreover, our locations are either strategically located on the street level with high pedestrian traffic or in the basements/lower floors of shopping malls or commercial buildings with direct access by private stairways or escalators from the street level with feature conspicuous signages of our “The Great Restaurant (一品雞煲火鍋)” brand name. We believe that the strategic locations of our restaurants are crucial to increase our brand awareness and help us attract potential customers and retain our customers.

Our food factory is a five-minute drive away from our three restaurants in the New Territories. The strategic location of our food factory has increased our operational efficiency because there are daily deliveries from our food factory to each of our seven restaurants.

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Our Specialty Chicken Hotpots, Signature Chicken Sauce and our strong commitment to food quality

We created the novel concept of our signature Specialty Chicken Hotpot. This dish incorporates the combination of a claypot dish and a self-serve hotpot, both of which are popular and used in traditional Chinese cuisine. We believe combining both the claypot dish and self-serve hotpot is a modern and fresh take on traditional Chinese cuisine that is equally intriguing as it is delicious. We believe that our success lies in the novelty of our Specialty Chicken Hotpots and the iconic taste of our self-formulated and homemade Signature Chicken Sauce. As such, we have developed different types of Specialty Chicken Hotpots to cater for different customers’ tastes and budget. We also use our Signature Chicken Sauce to develop different types of Chicken Rice Boxes during the Pandemic to partly compensate for the dramatic decline in the number of dine-in customers during the Pandemic.

We note that our competitors may copy the concept of our Specialty Chicken Hotpot and we may not sustain our success by solely relying on our Signature Chicken Sauce. We believe we can retain our customers if we continue to offer them fresh and quality food at an affordable price and hence we attribute our success partly to our strong commitment to food quality. We endeavor to use fresh ingredients as much as possible and we generally arrange for suppliers to deliver all fresh ingredients to the restaurants directly to preserve their freshness. For example, we generally use chilled chickens raised in Longgang District in Shenzhen, the PRC for our Specialty Chicken Hotpots which are delivered to our restaurants within two days after they are slaughtered and processed in the PRC. Moreover, we have implemented a three-day maximum shelf life requirements for our chilled chickens. Similarly, we have several fresh seafood tanks in each of our restaurants to keep live seafood to preserve the freshness of the seafood used in our restaurants. We only offer certain types of chilled and frozen meat or seafood on our menu to cater for our customers’ varying tastes, preferences and budgets. In order to preserve the quality of the ingredients used in our restaurants and food factory, we have stringent selection criteria for choosing suppliers of ingredients, and we also have stringent internal quality control measures and management systems for the operation of our restaurants and food factory to maintain food safety, quality of our food offerings and good customer services. Please see “Our Operations – Quality control” above.

We also endeavor to introduce seasonal fresh and quality ingredients and refine our menu and launch new food and drink items on our menu regularly in response to changing food trends and our customers’ tastes and preferences as well as the feedback from our restaurant staff and customers. Before launching any new food and drink offering, our executive Directors work with our culinary director and executive chef to prepare and refine the sample dishes/drinks until they reach a certain standard before they are offered to our customers. We also work to refine our existing food and drink offerings from time to time in order to enrich our customers’ dining experience at our restaurants. All these steps help us to retain our existing customers and attract potential customers.

We deploy an efficient and standardized management system

We believe our standardized operations and efficient management system have enabled us to control our operation costs, maximize profitability, achieve economies of scale, maintain quality control and establish a scalable business model, as evidenced by our growth to date. Our standardized and efficient operations primarily consist of the following aspects:

●	Our food factory: Our food factory helps us efficiently manage the procurement and preliminary ingredient processing for our restaurants. For example, heads of kitchen at each restaurant completes purchase requisition to our operations department and our executive chef before midnight each day, and the following day our restaurants will receive that stock replenishment delivery from the suppliers and our food factory prior to our restaurant opening. This “Just-In-Time” mechanism reduces storage and kitchen space required onsite in each of our restaurants. As the procurement for our Group is consolidated at the food factory, we benefit from economies of scale, enjoy stronger bargaining power during negotiations with suppliers, effective cost control as well as standardized quality control across all restaurants. Centralized processing of certain ingredients at our food factory helps maximize operational efficiency, keep operations onsite simple and reduce the labor required at our restaurants. Our “Just-In-Time” mechanism also preserves the consistency and quality of the ingredients (including our Signature Chicken Sauce) used in our restaurants. We believe our food factory has helped to make our business a scalable one and will provide a platform for our future expansion.

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●	Our standardized quality control system and menu: We implement our stringent quality control system under our internal operating procedures that generally comply with the food hygiene code issued by the FEHD. Our quality control system covers operational aspects of procurement, delivery and acceptance of ingredients, selection of suppliers, inventory management and storage of ingredients as well as various quality control procedures covering all aspects of our operations to preserve food safety (which includes food preparation, handling, cooking and serving processes), quality of our food offerings and good customer service. We believe this quality control system in conjunction with our standardized menu across all our restaurants has helped us control and standardize the quality, flavor, presentation and hygienic condition of our food offerings and will contribute to our expansion in the future.

●	Our POS System: The POS System at all our restaurants captures extensive spending data of our customers. Our executive Directors and senior management closely monitor and analyze our data to assist us with making swift management decisions in response to fluctuations in key performance indicators, such as adjusting the pricing on our menus and tweaking our range of food offerings which may indicate the viability of any future plans for expansion.

●	Our comprehensive staff training: We routinely conduct a series of standardized on-the-job induction training programs for all our staff, from serving staff, cashiers, chefs to restaurant managers. These programs have been compiled and updated based on our 12 years of operating experience. Our training programs cover many aspects with respect to the operation of our restaurants, such as food safety and work safety and are intended to equip all new staff with the skills required for their positions.

We believe our highly standardized and efficient operation structure described above will continue to provide a systematic platform to sustain our growth.

Established and stable relationship with our major suppliers

As of the date of this prospectus, we maintained established business relationship for an average of over eight years with our five largest suppliers during the years ended December 31, 2021 and 2022. Our established and stable business relationships with our major suppliers enable us to secure a continuous, timely and steady supply of quality ingredients at commercially viable prices. This supply of high-quality ingredients enables us to offer stable, safe and fresh food offerings to our customers at an affordable price.

A team of experienced managerial personnel

Our executive Directors and members of senior management are highly experienced in the catering services industry and restaurant management. Our Group was founded in 2011 by Mr. Law and Mr. Chu who we believe have been instrumental in the growth and development of our Group over our 12 years of operations. We directly attribute our Group’s agility and resilience especially during the Pandemic to their leadership. Mr. Wong Ka Wah, our culinary manager, who has over 40 years of experience in the catering services industry, is responsible for the creation of new dishes and control of output quality. Similarly, Mr. Lo Tung Ming, our executive chef, is critical to our operations due to his over 16 years of experience in the catering services industry. To that end, he is in charge of the daily operation of our food factory, the procurement of ingredients and managing our relationship with the suppliers. Further, Ms. Weng Shuling, our general manager, who has over 16 years of experience in the catering services industry, is responsible for overseeing the daily operation of our restaurants. All of them joined our Group since our founding in 2011 and have established good rapport with our executive Directors. We believe our executive Directors and senior management teams’ vision, industry knowledge, experience and management skills will enable our Group to continue its success story and achieve sustainable growth in the future.

Our Growth Strategies

Due to our demonstrated agility and resilience during the Pandemic and because the Hong Kong economy is slowly recovering from the Pandemic as of the date of this prospectus, we believe that our company is well-placed to take advantage of the abundant supply of suitable premises and the lower rental during the early stage of economic recovery to develop our company through a comprehensive expansion plan.

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We intend to leverage our successful track record, our brand image and the experience of our management team to facilitate an expansion plan that we believe will increase our share in the hotpot restaurant market in Hong Kong. This expansion plan includes the opening of [two to three] more restaurants specializing in various types of Specialty Chicken Hotpot in new geographic locations in Hong Kong. Due to our success in the launch of Chicken Rice Boxes during the Pandemic, we also expect to expand our production and/or sales channels of peripheral food products including our Chicken Rice Boxes to bring our Group to the next level of expansion and growth. Further, to support our plan to expand our restaurant chain and increase production and/or sales channels of peripheral food products including our Chicken Rice Boxes, we plan to (i) enhance our brand awareness in Hong Kong and Southeast Asia region by participating in online marketing and trade fairs; and (ii) establish new food factory estimated to be approximately 1,400 to 1,850 square meters. Apart from establishing a new food factory with a bigger central kitchen than we currently have with greater storage to replace our existing food factory, we also propose to establish an automatic production line for Chicken Rice Boxes and training center within the new food factory. We intend for our new training center to train chefs working in our restaurants and the food factory to preserve the quality of our food offerings. We believe that the foregoing expansion plans will help us achieve economies of scale and cost savings through (a) savings through procurement costs because of our prospective stronger bargaining power through bulk purchase of more ingredients; and (b) spreading certain fixed costs among more profit centers (such as our cost of operating our food factory, marketing cost and administrative expenses), due prospectively to a larger chain of restaurants.

Our current head office is located at the first restaurant we opened and is relatively small. As our Group expands, we expect to establish a new head office in Tsuen Wan in order to house our growing team of operational and administrative staff. We also plan to upgrade our computer system capabilities by purchasing and installing an enterprise resource planning (ERP) system which will centralize our inventory records and financial data of each of our restaurants. This upgrade will allow our Directors and members of senior management to closely monitor our Company’s revenue, inventory turnover and cash flows of each restaurant. Centralizing our data will better facilitate our allocation of manpower and resources in a more efficient manner, improve our inventory management and operational efficiency as well as cater to our expansion.

Finally, because our restaurants have been operational for at least seven years, we plan to refurbish them one at a time and to align their trade dress with the trade dress of our new restaurants which will help to refresh our brand image, enhance our customer’s dining experience in our existing restaurants and attract new customers. The planned major renovation work will include the installation of a new air-conditioning system, removal of existing furniture, fixtures and fittings and replacing new trade dress, luminaires, furniture, fixtures and fittings as well as painting the interior walls of our restaurants.

While implementing the above strategies and business plans, we will adhere to prudent financial management to assist in our plan for continued sustainable growth and overall capital sufficiency.

Impact of the Pandemic and our Responses and Opportunities

Immediately after the World Health Organization declared the spread of COVID-19 a pandemic on March 11, 2020, the Hong Kong government promulgated new legislation such as the Prevention and Control of Disease Ordinance, the COVID-19 Business and Premises Regulation and the COVID-19 Catering Business Premises Directions to timely address the COVID-19 Pandemic in Hong Kong. The aforementioned legislation implemented border controls, mandatory quarantine, suspended the operation of certain businesses, workplaces and facilities and introduced different levels of social distancing measures to reduce the risk of community spread. The catering services industry in Hong Kong generally suffered a serious blow during the Pandemic and the Pandemic had a material adverse impact on our business, results of operations and financial condition.

Impact on our business operations

During the years ended December 31, 2021 and 2022, we were only able to operate normally with no restrictions during our normal operating hours of 16:30 to 02:30 between November 3, 2022 and December 31, 2022. For the remaining period of approximately 22 months, our restaurants’ operations were subject to a number of restrictions and measures under the COVID-19 Catering Business Premises Directions throughout the remaining twenty two months of the duration of the COVID-19 Catering Business Premises Directions, including, among others, (i) the requirement to not cater to dine-in customers after 18:00 hours, 22:00 hours and midnight for a total of approximately five, four and nine months, respectively; (ii) the requirement that our restaurants were to operate at half of our usual capacity; (iii) enforcing social distancing at a distance of at least 1.5 meters; (iv) erecting some form of partition to serve as a barrier between tables in our restaurants; (v) limiting the number of customers who could sit together at a table to two and four at different time intervals; (vi) requiring dine-in customers to be vaccinated for COVID-19; and (vii) requiring dine-in customers to wear surgical masks when not eating or drinking. As we normally serve dinners and late-night meals or snacks and our typical customer prefers to dine in large group settings to enjoy hotpot, our operations suffered a serious blow during the Pandemic. The restrictions and measures under the COVID-19 Catering Business Premises Directions are antithetical to the type of experience we cater to, namely, large group gatherings in the evening to early morning. When the Pandemic peaked in Hong Kong between February 2022 to April 2022, our business suffered and we decided to temporarily suspend the operations of our largest restaurant in Tsuen Wan from February 16, 2022 to April 20, 2022 and our restaurant in To Kwa Wan (being the largest restaurant in our Group) from March 21, 2022 to April 20, 2022.

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In order to mitigate the impact of the Pandemic on our business operations and financial performance, we adjusted the opening hours of our restaurants to open as early as 14:30 hours on days when we were required to stop taking dine-in customers earlier than our normal closing time in order to maximize the time we could serve dine-in customers. Although we were not allowed to cater to dine-in customers after certain hours, we kept our restaurants open until 23:30 to 01:00 (depending on when our restaurants opened for business that day and whether the Pandemic was at its peak) for takeaway/online food delivery business.

To compensate for the loss of business, we also developed new sources of income to cover our bottom line, including (i) producing five types of Chicken Rice Box at our food factory and selling them at our restaurants and other online food delivery platforms; (ii) offering our Specialty Chicken Hotpots, raw hotpot ingredients and Chicken Rice Boxes through online food delivery platforms to maximize our business; and (iii) selling other peripheral food products at our restaurants, including our XO chili sauce made at our food factory and eight types of dried fruit snacks.

Although we had received subsidies from the Anti-epidemic Fund set up by the Hong Kong government to help our businesses stay afloat during the Pandemic, we also cut down our operating costs by (i) negotiating rental deductions with our landlords for our restaurants and food factory which resulted in an achievement of a total deduction of approximately HK$0.4 million and HK$0.9 million for the years ended December 31, 2021 and 2022, respectively, which accounted for approximately 1.4% and 3.2% of the total rental payable during the same period; and (ii) reducing the number of our part-time employees and arranging for our full-time employees to take unpaid leaves of absence from January to April in 2021 and 2022. This period was the time when our restaurants were directed by the Hong Kong government to stop taking dine-in customers after 18:00 or 22:00 hours.

Impact on the relationship with our customers

The services of our restaurants were generally uninterrupted during the Pandemic except as directed by the Hong Kong government. Even though the operations of our largest restaurant in Tsuen Wan and our restaurant in To Kwa Wan were temporarily suspended for 64 and 31 days, respectively, we still opened other restaurants for business in the New Territories, the Kowloon Peninsula and the Hong Kong Island during the suspension. We also made our Specialty Chicken Hotpots, raw hotpot ingredients and Chicken Rice Boxes available through online food delivery platforms. During the Pandemic, we did not receive any complaints from our customers and hence we believe the Pandemic had no material impact on our relationship with our customers.

Impact on the relationship with our suppliers and service providers

The operations of our suppliers and service providers that are based outside of Hong Kong were also affected by the Pandemic in different ways. In particular, border controls in Hong Kong had resulted in slower delivery and/or higher delivery costs. However, as the volume of our Group’s business had generally fallen during the Pandemic, the volume of our Group’s business with these suppliers and service providers had also fallen accordingly during the Pandemic and hence our operations were not materially affected by these issues. Moreover, we managed to overcome some of these issues by better coordination with such suppliers and service providers and we generally maintained quality and long-term working relationships with our major suppliers and service providers, as illustrated by them continuing to supply food ingredients and provide services to our restaurants after the Pandemic.

Impact on our workforce

The Hong Kong government launched three rounds of an employment support scheme under the Anti-epidemic Fund during the Pandemic to provide wage subsidies to employers like us to retain their employees or to employ more staff. After receipt of these subsidies, we retained all our full-time employees during the years ended December 31, 2021 and 2022.

Impact on our financial performance

Our efforts to develop new sources of income and to reduce our operating costs demonstrated our agility and resilience. Together with our efforts and the subsidies from the Anti-epidemic Fund, we managed to remain profitable for the years ended December 31, 2021 and 2022 without cutting any of our permanent staff or permanently closing any of our restaurants. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus.

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Sales and Marketing

We promote our brand name “The Great Restaurant (一品雞煲火鍋)” through conventional media channels such as television and magazines as well as through social media. To increase our exposure, we had sponsored public events (such as a local dragon boat competition) and participated in trade fairs (such as the Hong Kong Food Festival) in Hong Kong and we plan to continue with these promotional activities in the future.

Pricing Model

All our restaurants have a standard pricing policy, but we generally mark-up the prices for takeaway/online food delivery orders to partly cover the cost of containers and/or the charges collected by the online food delivery platforms. To determine the prices of our food items, we generally consider the costs of our ingredients, our target profit margins, our operating costs, market trends and spending patterns of customers. To determine the prices of beverages served in our restaurants, we generally charge on a cost-plus basis with reference to the types of beverages being sold and their purchase costs. We impose a standard 10% service charge on all our dine-in customer bills but do not include any service charge for our takeaway/online food delivery orders.

Our executive Directors normally review and adjust our pricing in the first six months of every calendar year with reference to our profit margin in the previous year, prevailing market prices of raw materials and other operating costs. We may also adjust pricing on an ad hoc basis in response to sudden increases in the cost of ingredients (for instance the price of chilled chicken may increase due to an outbreak of bird flu). We traditionally adjust our menu prices once every calendar year.

Customers

We believe we have developed a broad, loyal and diverse customer base over the years. We believe our customer base extends across age and socioeconomic groups, which includes both locals and overseas visitors, such as tourists and business travelers.

Suppliers

Our purchases suppliers mainly provide our ingredients, beverages, equipment and utensils. We source our food ingredients from suppliers in Hong Kong, the PRC and Taiwan. We generally do not enter into long-term contract with our suppliers, except for incentive agreements or promotion agreements with certain suppliers of beer, which we believe is standard practice in the catering industry. We do not set minimum purchase requirements under the incentive or promotion agreements but we do receive promotional fees for signing the agreements and/or achieving certain sales targets.

For the years ended December 31, 2021 and 2022, purchases from our five largest suppliers in aggregate accounted for approximately 53.0% and 51.5% of our total purchases, respectively, and our purchases from our largest supplier (being our supplier for chicken) accounted for approximately 19.8% and 22.6% of our total purchases, respectively.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Employees

Restaurant operations are generally highly labor-intensive because they are service-oriented in nature. As of December 31, 2022, we had a total of 119 full-time employees, as compared to 127 on December 31, 2021. The falling number of full-time employees as of December 31, 2022 was attributable to our competitors in the catering services industry that pinched our restaurant staff when they re-commenced normal operations in the fourth quarter of 2022 after the expiry of all the COVID-19 Business and Premises Regulation and COVID-19 Catering Business Premises Directions.

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The following is a breakdown of our full-time employees as of December 31, 2022:

Location	Number of Full-Time Employees

Operations (including our executive Directors)	4
Finance, accounting and human resources	4
Restaurant	108
Food factory	3

Total	119

All our employees are local workers and are not covered by collective bargaining agreements. We offer competitive salaries, discretionary performance-based bonuses and a defined contribution to an MPF scheme to each of our employees. We have complied with the statutory minimum wage requirement provided under the Minimum Wage Ordinance for the years ended December 31, 2021 and 2022 and consider our labor practices and employee relations to be of high quality.

Intellectual Property

We have operated our seven restaurants under the brand name of “The Great Restaurant (一品雞煲火鍋)”. As the date of this prospectus, First Grade registered the trade mark of “” in Hong Kong under class 43 and we have registered the domain www.thegreatrestaurant.com and a website at https://thegreatrestaurant.neocities.org.

Insurance

We maintain adequate insurance which includes without limitation (i) public liability insurance; (ii) property insurance; (iii) business interruption insurance; (iv) employees’ compensation liability insurance; and (v) money risk insurance. We believe our existing insurance coverage is in line with the industry practice in Hong Kong and is customary for a business of its nature and size. We will continue to review our insurance coverage and where appropriate, make necessary and appropriate adjustments to align with our changing needs.

Litigation and Other Legal Proceedings

As of the date of this prospectus, we are not party to any significant proceedings. To our best knowledge having made due enquiries, we were not involved in any non-compliance incidents under Hong Kong laws and regulations for the years ended December 31, 2021 and 2022 which may have adversely affected our results of operations and financial condition in all material respects.

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REGULATORY ENVIRONMENT AND THE LAWS AND

REGULATIONS OF HONG KONG

The following sets forth a summary of the material laws and regulations relating to our Group’s business operations in Hong Kong.

This section summarizes the major aspects of the principal laws, rules and regulations that are directly relevant and material to our operations in Hong Kong.

There are three principal types of licenses required for the operation of our Group’s restaurants in Hong Kong:

(a) general restaurant license and food factory license, to be obtained before commencement of the relevant restaurant or food factory operation (as the case may be);

(b) liquor license, to be obtained before commencement of sale of liquor in the restaurant premises; and

(c) water pollution control license, to be obtained before commencement of any discharge of trade effluents into a communal sewer or a communal drain in a water control zone.

Licenses, Approvals And Permits Necessary For Our Business Operations

General restaurant license

Any person operating a restaurant in Hong Kong is required to obtain a general restaurant license from the FEHD under the Public Health and Municipal Services Ordinance and the Food Business Regulation before commencing the restaurant business operation. It is provided under section 31(1) of the Food Business Regulation that no person shall carry on or cause, permit or suffer to be carried on any restaurant business except with a general restaurant license. The FEHD will consider whether certain requirements in respect of health, ventilation, gas safety, and building safety (including free of unauthorized building works) imposed by the FEHD, Electrical and Mechanical Services Department and Buildings Department are met before issuing a restaurant license. In deciding whether to grant a general restaurant license, the FEHD will also consult the Buildings Department, the Fire Services Department and the Planning Department in assessing the suitability of premises for use as a restaurant, where the fulfillment of the Buildings Department’s structural standard and the fulfillment of the Fire Services Department’s fire safety and mechanical ventilating requirements are considered. The FEHD may grant a provisional general restaurant license if the premises have fulfilled the essential requirements in accordance with the Food Business Regulation pending fulfillment of all outstanding requirements for the issue of a full general restaurant license.

A provisional general restaurant license is valid for a period of six months or a lesser period, and a full general restaurant license is generally valid for a period of one year, both subject to payment of the prescribed license fees and continuous compliance with the requirements under the relevant legislation and regulations. A provisional general restaurant license is renewable on one occasion and a full general restaurant license is renewable annually.

Our Group operates a food factory in Tsuen Wan, Hong Kong. As the food to be processed in the food factory kitchen is not for consumption on the premises, a food factory license from the FEHD under the Food Business Regulation is required. It is provided under section 31(1) of the Food Business Regulation that no person shall carry on or cause, permit or suffer to be carried on any food factory business except with food factory license.

In deciding whether to grant a food factory license, the FEHD will also consult the Buildings Department and the Fire Services Department in assessing the suitability of premises for use as a food factory, where the fulfillment of the Buildings Department’s structural standard and the fulfillment of the Fire Services Department’s fire safety requirement are considered. The FEHD may grant a provisional food factory license if the premises have satisfied the essential health, building and fire safety requirements with the Food Business Regulation pending fulfillment of all outstanding requirements for the issue of a full food factory license.

A full food factory license is generally valid for a period of one year, subject to payment of the prescribed license fees and continuous compliance with the requirements under the relevant legislation and regulations. A provisional food factory license is valid for a period of six months or a lesser period. A provisional food factory license is renewable on one occasion and a full food factory license is renewable annually.

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Restricted food permit

Under sections 30(1), 31A and schedule 2 of the Food Business Regulation, and according to guidelines of the FEHD, no person shall sell, or offer or expose for sale, or possess for sale or for use in the preparation of any article of food for sale, any of the foods specified in schedule 2 of the Food Business Regulation (including sashimi and non-bottled drinks) except with permission of the Director of the FEHD.

Penalty

Under section 35 of the Food Business Regulation, any person who is guilty of an offence under section 30(1) of the Food Business Regulation may be subject to fine up to HK$50,000, imprisonment up to six months, and HK$900 for each day during which that the offence has continued where the offence is a continuing offence.

Demerit points system

The demerit points system is a penalty system operated by the FEHD to sanction food businesses for repeated violations of relevant hygiene and food safety legislation. Under the system:

(a) if, within a period of 12 months, a total of 15 demerit points or more have been registered against a licensee in respect of any licensed premises, the license in respect of such licensed premises will be subject to suspension for seven days (the “First Suspension”);

(b) if, within a period of 12 months from the date of the last offence leading to the First Suspension, a total of 15 demerit points or more have been registered against the licensee in respect of the same licensed premises, the license will be subject to suspension for 14 days (the “Second Suspension”);

(c) thereafter, if, within a period of 12 months from the date of the last offence leading to the Second Suspension, a total of 15 demerit points or more have been registered against the licensee in respect of the same licensed premises, the license will be cancelled;

(d) for multiple offences found during any single inspection, the total number of demerit points registered against the license will be the sum of the demerit points for each of the offences;

(e) the prescribed demerit points for a particular offence will be doubled and trebled if the same offence is committed for the second and the third time within a period of 12 months; and

(f) any alleged offence pending, that is the subject of a hearing and not yet taken into account when a license is suspended, will be carried over for consideration of a subsequent suspension if the licensee is subsequently found to have violated the relevant hygiene and food safety legislation upon the conclusion of the hearing at a later date.

Business Licensing Regime – Professional Certification System on a pilot basis

Under the Food Business Regulation, any person who intends to carry on a food business is required to obtain a full food business license issued by the FEHD. When applying for a full license, an applicant may choose to apply for a provisional license at the same time, which enables the applicant to have ample time to complete the remaining works during the six-month license period for compliance with all licensing requirements for a full license.

From 1 March 2023, the FEHD introduces a new Professional Certification System (“PCS”) and adopts an approach of “license first, inspection later” for the issue of full licenses. Under the new PCS, the FEHD accepts a Certificate of Compliance (Health Requirements) for full food business license, final layout plans and final ventilation plans (if applicable) provided by an authorized person registered under section 3(1) of the Buildings Ordinance, Cap. 123 or a registered structural engineer section 3(3) of Cap. 123 (AP/RSE) as the certification for compliance with all health requirements for the issue of a full license. After issuance of the full license, the FEHD staff will conduct on-site audit checks to confirm premises’ compliance with all health requirements. If any information in the relevant documents certified correct by an AP/RSE is found to be incorrect, false or misleading, or if the declaration made is found to be false after on-site audit checks, the FEHD will carry out follow-up action, such as consideration of instigating prosecution, cancellation of the license issued or referring the case to other departments concerned for follow-up.

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The new PCS will first be applicable to applications in relation to light refreshment restaurants and food factories. Applicants under the new PCS must comply with all licensing requirements imposed by other relevant government departments, and can choose between the current system (i.e. to issue full license upon the completion of final on-site check by FEHD officer) or the new PCS for the application of full licenses. Subject to smooth implementation of the PCS and support from the trade, the FEHD will consider extending the new measure to other food business licenses.

Hygiene manager and hygiene supervisor scheme

To strengthen food safety supervision in licensed food premises, the FEHD has introduced the Hygiene Manager (“HM”) and Hygiene Supervisor (“HS”) Scheme (the “HMHS Scheme”).

(A) The requirements

Under the HMHS Scheme, all food establishments producing high-risk food are required to appoint an HM and an HS; and all other food establishments are required to appoint an HM or an HS. General restaurants which accommodate over 100 customers are required to appoint an HM and an HS.

(B) Training and appointment of HM and HS

Food business operators are required to train up their staff or appoint qualified persons to take up the posts of HM or HS. According to “A Guide to Application for Restaurant Licenses (March 2023 Edition)” issued by the FEHD, one of the criteria for the issuance of a provisional general restaurant license is the submission of a duly completed nomination form for HM and/or HS, together with a copy of their relevant course certificate(s).

Liquor Regulations

Liquor license

In Hong Kong, a person must obtain a liquor license from the Liquor Licensing Board under the Dutiable Commodities (Liquor) Regulations before commencement of sale of liquor for consumption in the premises. It is provided under section 17(3B) of the Dutiable Commodities Ordinance that where regulations prohibit the sale or supply of any liquor except with a liquor license, no person shall sell, or advertise or expose for sale, or supply, or possess for sale or supply, liquor except with a liquor license.

Regulation 25A of the Dutiable Commodities (Liquor) Regulations prohibits the sale of liquor at any premises for consumption on those premises or at a place of public entertainment or a public occasion for consumption at the place or occasion except with a liquor license. The Liquor Licensing Board will consider the fitness of the applicant to hold the license, the suitability of the premises to which the application relates in selling or supplying intoxicating liquor and the public interest before granting the liquor license. A liquor license will only be issued when the relevant premises have also been issued with a full or provisional general restaurant license, except exempted by the Liquor Licensing Board. A liquor license will only be valid if the relevant premises remain licensed as a restaurant. All applications for liquor license are referred to the Commissioner of Police and the District Officer concerned for comments. A liquor license is only granted if the applicant can devote sufficient time and attention to the proper management of the liquor-licensed premises.

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Under regulation 15 of the Dutiable Commodities (Liquor) Regulations, any renewal, transfer or amendment of a liquor license must be made in the form as determined by the Liquor Licensing Board. For a transfer application, consent of the holder of the liquor license is required. Under regulation 24 of the Dutiable Commodities (Liquor) Regulations, in case of illness or temporary absence of the holder of liquor license, the secretary to the Liquor Licensing Board may in his/her discretion authorize any person to manage the licensed premises. The application under such regulation is required to be made by the holder of liquor license. For any application for cancellation of the liquor license made by the holder of liquor license, an application for new issue of a liquor license shall be made to the Liquor Licensing Board.

Under section 54 of the Dutiable Commodities Ordinance, in case of death or insolvency of the holder of liquor license, his/her executor or administrator or trustee may carry on the business in the licensed premises until expiration of the license.

A liquor license is valid for a period of two years or a lesser period, subject to continuous compliance with the requirements under the relevant legislation and regulations. Any person who contravenes section 17(3B) of the Dutiable Commodities Ordinance commits an offence and is liable on conviction to a fine of HK$1 million and to imprisonment for two years.

The Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations (Chapter 59V of the Laws of Hong Kong)

The Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations are designed to ensure that the proprietor of every workplace shall maintain a means of escape from the workplace in good condition and free from obstruction. Under regulation 5(1) of the Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations, the proprietor of every notifiable workplace shall maintain in good condition and free from obstruction every doorway, stairway and passageway within the workplace which affords a means of escape from the workplace in case of fire. Regulation 14(5) of the Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations stipulates that the proprietor of any notifiable workplace who contravenes regulation 5(1) without reasonable excuse commits an offence and is liable to a fine up to HK$200,000 and imprisonment up to six months.

Fire Safety (Commercial Premises) Ordinance (Chapter 502 of the Laws of Hong Kong)

The Fire Safety (Commercial Premises) Ordinance serves to better protect occupants, users, and visitors of certain kinds of commercial premises and buildings from the risk of fire. Under Schedule 4 of the Fire Safety (Commercial Premises) Ordinance, a building is a specified commercial building if the building was constructed to be used for the purposes of office or business (but excluding buildings constructed to be used for the purposes of a factory), and was either constructed or the plans of the building works of which were first submitted to the Building Authority on or before 1 March 1987.

An owner or occupier of specified commercial building may be required to comply with all or any of the following fire safety measures, including (a) provision of or improvement on fire service installations and equipment, such as automatic sprinkler system, automatic cut-off devices for mechanical ventilating systems, emergency lighting, fire hydrant and hose reel system, manual fire alarms and portable fire extinguishers, and (b) construction requirements, such as provision of adequate means of access from the premises in the event of fire and to the premises to facilitate access for fire fighting and rescue, and provision of measures to inhibit the spread of fire and to ensure integrity of building structure.

An owner or occupier of the premises should appoint a Registered Fire Service Installation Contractor to carry out works on the provision of or the improvement on fire service installations and equipment.

An owner or occupier of the specified commercial building may be directed to comply with the fire safety measures by means of Fire Safety Direction or Fire Safety Improvement Direction from the relevant enforcement authority. Failure to comply with such directions will allow the Director of Fire Services to apply for Fire Safety Compliance Order or Fire Safety Improvement Compliance Order, or Prohibition Order to prohibit occupation of the relevant building or part thereof.

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Fire Safety (Buildings) Ordinance (Chapter 572 of the Laws of Hong Kong)

The Fire Safety (Buildings) Ordinance aims to provide better protection from the risk of fire for occupants, users, and visitors of certain kinds of composite buildings, which is a building constructed or intended to be used partly for domestic purposes and partly for non-domestic purposes.

Similar to the regulations under the Fire Safety (Commercial Premises) Ordinance, an owner or occupier should appoint a Registered Fire Service Installation Contractor to carry out the works on the provision of or the improvement on fire service installations and equipment.

The Director of Fire Services will issue Fire Safety Directions specifying the requirements of fire safety measures to the occupiers to comply with requirements to provide or improve emergency lighting and an automatic cut-off device for the mechanical ventilating system in non-common areas. Failure to comply with such directions will allow the Director of Fire Services to apply for Fire Safety Compliance Order or Prohibition Order to prohibit occupation of the relevant building or part thereof.

Environmental Regulations

The Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong)

In respect of our operations in Hong Kong, we are required to obtain water pollution control license from the Environmental Protection Department prior to any discharge of trade effluents under the Water Pollution Control Ordinance.

Under sections 8(1) and 8(2) of the Water Pollution Control Ordinance, a person who discharges (i) any waste or polluting matter into the waters of Hong Kong in a water control zone; or (ii) any matter into any inland waters in a water control zone which tends (either directly or in combination with other matter which has entered those waters) to impede the proper flow of the water in a manner leading or likely to lead to substantial aggravation of pollution, shall be guilty of an offence and where any such matter is discharged from any premises, the occupier of the premises also shall be guilty of an offence. Under sections 9(1) and 9(2) of the Water Pollution Control Ordinance, a person who discharges any matter into a communal sewer or communal drain in a water control zone shall be guilty of an offence and where any such matter is discharged into a communal sewer or communal drain in a water control zone from any premises, the occupier of the premises also shall be guilty of an offence. Under section 11 of the Water Pollution Control Ordinance, a person who commits an offence under sections 8(1), 8(2), 9(1) or 9(2) is liable to imprisonment for 6 months and for a first offence, a fine of HK$200,000; for a second or subsequent offence, a fine of HK$400,000, and in addition, if the offence is a continuing offence, to a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

Under section 12(1)(b) of the Water Pollution Control Ordinance, a person does not commit an offence under sections 8(1), 8(2), 9(1) or 9(2) of the Water Pollution Control Ordinance if the discharge or deposit in question is made under, and in accordance with, a water pollution control license. A water pollution control license is granted with terms and conditions specifying requirements relevant to the discharge, such as the discharge location, provision of wastewater treatment facilities, maximum allowable quantity, effluent standards, self-monitoring requirements and keeping records.

Under section 15 of the Water Pollution Control Ordinance, the Director of Environmental Protection Department may grant a water pollution control license on terms and conditions as he thinks fit specifying requirements relevant to the discharge, such as the discharge location, provision of wastewater treatment facilities, maximum allowable quantity, effluent standards, self-monitoring requirements and keeping records.

A water pollution control license may be granted for a period of not less than two years and generally five years, subject to payment of the prescribed license fees and continuous compliance with the requirements under the relevant legislation and regulations. A water pollution control license is renewable.

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)

The Waste Disposal Ordinance provides legislative control on pollution caused by all forms of wastes. The subsidiary legislation of the Waste Disposal Ordinance, namely the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong) supplement the legislation framework. It provides for the control of all aspects of chemical waste disposal, including storage, collection, transport, treatment and final disposal.

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According to Section 6 of the Waste Disposal (Chemical Waste) (General) Regulation, any person who produces or causes to be produced chemical waste must be registered with the Environmental Protection Department. Anyone who contravenes section 6 commits an offence and is liable to a fine of $200,000 and to imprisonment for 6 months.

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong)

The Air Pollution Control Ordinance is the main legislation controlling air pollutants from industrial and commercial activities and other polluting sources. The Environmental Protection Department is responsible for enforcing provisions in the Air Pollution Control Ordinance and its subsidiary legislations.

The Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong) stipulates that dark smoke emission from any chimney or relevant plant must not exceed (i) 6 minutes in any period of 4 hours, or (ii) 3 minutes continuously at any one time. The darkness of smoke is determined by comparing the shade of smoke to the shades on a Ringlemann Chart. It is an offence for the management of a restaurant to allow its chimney, flue or related facilities to emit dark smoke exceeding the stipulated standard. Restaurants should follow guidelines from the Environmental Protection Department on the control of cooking fumes and odors from restaurants and food business.

Any person or company who commits an offence under the Air Pollution Control Ordinance shall be liable to prosecution, with maximum fines of $500,000 and 12 months’ imprisonment.

Health And Safety Regulatory Compliance

The Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong)

The legal framework for food safety control in Hong Kong is set out in Part V of the Public Health and Municipal Services Ordinance and the relevant sub-legislation thereunder. The Public Health and Municipal Services Ordinance requires manufacturers and sellers of food so that their products are fit for human consumption and comply with requirements in respect of food safety, food standards and labelling.

As we conduct our restaurant business in Hong Kong, we are subject to the requirement under the Public Health and Municipal Services Ordinance.

Section 50 of the Public Health and Municipal Services Ordinance prohibits the preparation, advertising and sale of food or drugs that are injurious to health in Hong Kong. Anyone who fails to comply with the said section shall be guilty of an offence which carries a maximum penalty of HK$10,000 and three months’ imprisonment. Section 52 of the Public Health and Municipal Services Ordinance provides that, subject to the defences in section 53 of the Public Health and Municipal Services Ordinance, if a seller sells to the prejudice of a purchaser any food or drug which is not of the nature, substance or quality of the food or drug demanded by the purchaser, the seller shall be guilty of an offence which carries a fine up to HK$10,000 and imprisonment up to three months.

According to section 54 of the Public Health and Municipal Services Ordinance, any person who sells or offers for sale any food intended for, but unfit for, human consumption, or any drug intended for use by human but unfit for that purpose, shall be guilty of an offence which carries a fine up to HK$50,000 and imprisonment up to six months.

Section 61 of the Public Health and Municipal Services Ordinance provides that it shall be an offence for any person who gives with any food or drug sold by him, or displays with any food or drug exposed for sale by him, any label which falsely describes the food or drug, or is calculated to mislead as to its nature, substance or quality. Further, any person who publishes or is a party to the publication of an advertisement falsely describing any food or drug or is likely to mislead as to the nature, substance or quality of any food or drug shall be guilty of an offence which carries a fine up to HK$50,000 and imprisonment up to six months.

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The FEHD is one of the designated authorities responsible for the enforcement of the Public Health and Municipal Services Ordinance and the relevant sub-legislation thereunder. It may take samples of all kinds of food products at their points of entry to Hong Kong, and may prohibit or restrict importation of food products. The FEHD also has the power to examine any food which is intended for human consumption, and it may seize and remove such food or its packaging if it appears that such food is unfit for human consumption.

Food Hygiene Code

The Food Hygiene Code (the “Code”) provides a set of model requirements to help food businesses achieve a higher degree of compliance with food regulations in compliance with the Public Health and Municipal Services Ordinance and its subsidiary legislation. The Code applies to all food premises licensable under the Food Business Regulation including, but is not limited to, restaurants and food factories. The Code is not a substitute for the food regulations and the licensing requirements and conditions, but rather to be used in association with the food regulations and the applicable licensing requirements and conditions for easier compliance and more consistent enforcement.

The Code covers various aspects of good practices of food hygiene and food safety, including general design and construction of food premises; cleaning, sanitizing and maintenance of food premises, equipment and utensils; safe food handling; and personal health, hygiene and training of food handlers.

Failure to observe any provisions of the Code by a food business will not itself render it liable to any criminal proceedings, but may be relied upon by any party to the proceedings as tending to establish or to negative any liability which is in question to those proceedings, in any proceedings whether civil or criminal including proceedings for an offence under the Public Health and Municipal Services Ordinance.

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong)

The Consumer Goods Safety Ordinance imposes a duty on manufacturers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

Section 4(1) of the Consumer Goods Safety Ordinance requires consumer goods to be reasonably safe having regard to all of the circumstances including (a) the manner in which, and the purpose for which the products are presented, promoted or marketed; (b) the use of any mark in relation to the consumer goods, instructions or warnings given for the keeping, use or consumption of the consumer goods; (c) reasonable safety standards published by a standards institute or similar bodies for consumer goods of the description which applies to the consumer goods or for matters relating to consumer goods of that description; and (d) the existence of any reasonable means to make the consumer goods safer.

According to section 2(1) of the Consumer Goods Safety Regulation (Chapter 456A of the Laws of Hong Kong), where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of the Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package.

Food and Drugs (Composition and Labelling) Regulations (Chapter 132W of the Laws of Hong Kong)

The Food and Drugs (Composition and Labelling) Regulations, which are under the Public Health Ordinance, contains provisions governing the advertising and labeling of food.

Regulation 3 of the Food and Drugs Regulations provides that the composition of foods specified in Schedule 1 shall be up to the specified standards. Pursuant to Regulation 5 of the Food and Drugs Regulations, any person who advertises for sale, sells or manufactures for sale any food which does not conform to the relevant requirements as to the composition prescribed in Schedule 1 to the Food and Drugs Regulations commits an offense and is liable to a fine of HK$50,000 and imprisonment for six months.

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Regulation 4A of the Food and Drugs Regulations requires all pre-packaged food and products sold by our Group (except for those listed in Schedule 4 thereto) to be marked and labeled in the manner prescribed in Schedule 3 to the Food and Drugs Regulations. Schedule 3 contains labeling requirements in respect of stating the product’s name or designation, ingredients, “best before” or “use by” date, special conditions for storage or instructions for use, manufacturer’s or packer’s name and address and count, weight or volume. Additionally, Schedule 3 also includes requirements on the appropriate language or languages for marking or labelling pre-packaged food. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for six months.

In accordance with Regulation 4B of the Food and Drugs Regulations, generally pre-packaged food sold by our Group should be marked or labeled with its energy value and nutrient content in the manner prescribed in Part 1 of Schedule 5, and nutrition claims, if any, made on the label of the product or in any advertisement for the product should comply with Part 2 of Schedule 5. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for six months.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (i) where the goods are purchased by description, the goods must correspond with the description; (ii) the goods supplied are of merchantable quality; and (iii) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

Other Regulations Relating to Our Business Operations

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance provides for, among other things, the protection of the wages of employees, to regulate general conditions of employment, and for matters connected therewith. Under section 25 of the Employment Ordinance, where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Any employer who willfully and without reasonable excuse contravenes section 25 of the Employment Ordinance commits an offence and is liable to a fine up to HK$350,000 and imprisonment up to three years. Further, under section 25A of the Employment Ordinance, if any wages or any sum referred to in section 25(2)(a) are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse contravenes section 25A of the Employment Ordinance commits an offence and is liable on conviction to a fine up to HK$10,000.

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The MPF schemes are defined contribution retirement schemes managed by authorized independent trustees. The Mandatory Provident Fund Schemes Ordinance provides that an employer shall participate in an MPF scheme and make contributions for its employees aged between 18 and 65. Under the MPF scheme, an employer and its employee are both required to contribute 5% of the employee’s monthly relevant income as mandatory contribution for and in respect of the employee, subject to the minimum and maximum relevant income levels for contribution purposes. The maximum level of relevant income for contribution purposes is currently HK$30,000 per month or HK$360,000 per year.

Moreover, special industry schemes have been established for the catering services industry, and such industry scheme is available to holders of food business licenses or permits under the Food Business Regulation. Unless an employee is exempted from making MPF contributions under the MPFSO, an employer is required to enroll a new employee within the first 60 days of his/her employment. Both regular and casual employees (including part-time employees, who are employed for a period of 60 days or more) should be enrolled in the employer’s selected MPF scheme(s). For casual employees in the catering services industry who are not enrolled in the employer’s selected MPF scheme, an employer is required to enroll them within the first ten days of their employment.

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An employer will commit an offence if it fails to enroll its employees in the selected MPF scheme by the specified statutory deadline, and the employer may be subject to a maximum penalty of HK$350,000 and imprisonment for three years, and to daily penalty of HK$500 for continuing offences. If an employer does not pay contributions or fails to pay contributions on time MPF Authority may file civil actions to recover contributions in arrears, and also initiate criminal prosecution against non-complying employers. Upon conviction, offenders are liable to a maximum penalty of HK$450,000 and imprisonment for four years, and an extra daily fine of up to HK$700. If the employer fails to comply with a court order to pay the contributions in arrears or the surcharge within 14 days of a payment deadline, the offender is liable to a maximum penalty of HK$350,000 and imprisonment for three years upon conviction, and an extra daily fine of up to HK$500. A further financial penalty of $5,000 or 10% of the defaulting amount, whichever is greater, is payable by the offender.

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries sustained by or death of the employees caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases suffered by the employees.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction to a fine of HK$100,000 and imprisonment for two years.

According to section 48 of the Employees’ Compensation Ordinance, an employer shall not, without the consent of the Commissioner for Labour, terminate, or give notice to terminate, the contract of service of an employee (who has suffered incapacity or temporary incapacity in circumstances which entitle him to compensation under the Employees’ Compensation Ordinance) before occurrence of certain events. Any person who breaches this provision is liable on conviction for a fine up to HK$100,000.

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance, which came into effect on 1 May 2011, provides a statutory minimum wage for employees in Hong Kong. In essence, wages payable to an employee in respect of any wage period, when averaged over the total number of hours worked in the wage period, should be no less than the statutory minimum wage. With effect from 1 May 2013, the Minimum Wage Ordinance provided for a prescribed minimum hourly wage rate at HK$30.0 per hour for every employee employed under the Employment Ordinance. With effect from 1 May 2017, the statutory minimum wage increased to HK$34.5 per hour. With effect from 1 May 2019, the statutory minimum wage was further increased to HK$37.5 per hour. With effect from 1 May 2023, the statutory minimum wage increased to HK$40.0 per hour. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employees by the Minimum Wage Ordinance is void.

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of a premises to take reasonable care of the premises in all circumstances so that a visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

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The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable maintain the safety and health in their workplaces by:

(i)	providing and maintaining plant and work systems that are safe and without risks to health;
(ii)	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;
(iii)	providing all necessary information, instruction, training, and supervision for ensuring safety and health;
(iv)	providing and maintaining safe access to and egress from the workplaces; and
(v)	providing and maintaining a working environment that is safe and without risks to health.

Failure to comply with the above provisions constitutes an offence and the employer is liable on conviction to a fine up to HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine up to HK$200,000 and imprisonment up to six months.

The Commissioner for Labour may also issue improvement notices against non-compliance of the Occupational Safety and Health Ordinance or suspension notices against activity at a workplace which may create imminent hazard to the employees. Failure to comply with such notices constitutes an offence punishable by a fine of HK$200,000 and HK$500,000, respectively, and imprisonment up to one year.

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

The Inland Revenue Ordinance imposes taxes on property, earnings and profits in Hong Kong. Pursuant to section 14(1) of the Inland Revenue Ordinance, profits tax shall be charged for each year of assessment on every person carrying on a trade, profession or business in Hong Kong in respect of his/her/its assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business (excluding profits arising from the sale of capital assets). Section 51C of the Inland Revenue Ordinance requires every person carrying on a trade, profession or business in Hong Kong to keep sufficient records of his/her/its income and expenditure and to retain such records for a period of not less than seven years. Failure to comply with section 51C of the Inland Revenue Ordinance without reasonable excuse may be liable to a maximum fine of $100,000.

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong)

Food products sold in Hong Kong are subject to the Trade Descriptions Ordinance. The Trade Descriptions Ordinance was amended in July 2013 to expand the scope of certain provisions, including the prohibition of false trade description in respect of goods and services in the course of trade, prohibition on certain unfair trade practices and the introduction of a civil, compliance-based enforcement mechanism.

Section 2 of the Trade Descriptions Ordinance provides that a trade description (including fitness for purpose, performance and manufacturing details) which is false to a material degree; or though not false, is misleading, that is to say, likely to be taken for a trade description of a kind that would be false to a material degree, would be regarded as false trade description.

Section 7 of the Trade Descriptions Ordinance provides that it is an offence for any person, in the course of his trade or business, to apply a false trade description to any goods; or supply or offer to supply any goods to which a false trade description is applied. It is also an offence for any person to have in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied.

To amount to a false trade description, the falsity of the trade descriptions has to be to a material degree. Trivial errors or discrepancies in trade descriptions would not constitute an offence. What constitutes a material degree will vary with the facts.

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Sections 13E, 13F, 13G, 13H and 13I provide that a trader who engages in relation to a consumer in a commercial practice that (a) is a misleading omission; or (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product, commits an offense.

Contravention of the prohibitions in the Trade Descriptions Ordinance is an offence, with a fine up to HK$500,000 and imprisonment up to five years. However, the Trade Descriptions Ordinance also empowers regulators with the ability to accept (and publish) written undertakings from businesses and individuals not to continue, repeat or engage in unfair trade practices in return of which regulators will not commence or continue investigations or proceedings relating to that matter. Regulators will also be empowered to seek an injunction against businesses and persons engaging in unfair trade practices or who have breached their undertakings.

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance prohibits conduct that prevents, restricts or distorts competition in Hong Kong, prohibits mergers that substantially lessen competition in Hong Kong, and provides for incidental and connected matters.

The Competition Ordinance includes the First Conduct Rule, which states that an undertaking shall not make or give effect to an agreement, engage in a concerted practice, or, as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, and the Second Conduct Rule, which prohibits anti-competitive conduct by a party with substantial market power; and the Merger Rule, which states that an undertaking must not carry out a merger that has or is likely to have, the effect of substantially lessening competition in Hong Kong.

Pursuant to section 82 of the Competition Ordinance, if the Competition Commission has reasonable cause to believe that a contravention of the First Conduct Rule has occurred; and the contravention does not involve serious anti-competitive conduct, it must, before bringing proceedings in the Competition Tribunal against the undertaking whose conduct is alleged to constitute the contravention, issue a notice (a “warning notice”) to the undertaking.

However, under section 67 of the Competition Ordinance, where a contravention of the First Conduct Rule has occurred and the contravention involves serious anti-competitive conduct or a contravention of a Second Conduct Rule has occurred, the Competition Commission may, instead of bringing proceedings in the Tribunal in the first instance, issue a notice (an “infringement notice”) to the person against whom it proposes to bring proceedings, offering not to bring those proceedings on condition that the person makes a commitment to comply with requirements of the infringement notice. “Serious anti-competitive conduct” means any conduct that consists of any of the following or any combination of the following — (a) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (b) allocating sales, territories, customers or markets for the production or supply of goods or services; (c) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; or (d) bid-rigging.

In the event of a breach of the Competition Ordinance, the Competition Tribunal may make orders including: imposing a pecuniary penalty if satisfied that an entity has contravened a competition rule; disqualifying a person from acting as a director of a company or taking part in the management of a company; prohibiting an entity from making or giving effect to an agreement; modifying or terminating an agreement; and requiring the payment of damages to a person who has suffered loss or damage.

Regulations Relating to Prevention And Control Of Disease In Hong Kong

The Prevention and Control of Disease Ordinance (Chapter 599 of the Laws of Hong Kong)

The Prevention and Control of Disease Ordinance provides for the control and prevention of disease among human beings to prevent the introduction into, the spread in and the transmission from, Hong Kong of any disease, source of disease or contamination.

Section 7 of the Prevention and Control of Disease Ordinance empowers the Secretary FH to make regulations for the prevention of any disease or for the purpose of preventing the introduction into, the spread in and the transmission from, Hong Kong of any disease, source of disease or contamination.

Contravention of section 7 is an offence punishable with a fine up to HK$10,000 and imprisonment up to six months.

Section 8 of the Prevention and Control of Disease Ordinance empowers the Chief Executive acting after consultation with the Executive Council, in an occasion considered to be a public health emergency, to make regulations for the purposes of preventing, combating or alleviating the effects of the public health emergency and protecting public health.

Contravention of section 8 is an offence punishable with a fine up to HK$50,000 and imprisonment up to six months.

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MANAGEMENT

The following table sets forth the names, ages and titles of our directors, executive officers and key employee:

Name	Age	Title

Mr. Siu Ming Law	66	Co-chairman, Chief Executive Officer and executive Director

Mr. Tak Wah Chu	51	Co-chairman and executive Director

Mr. Fuk Yuen Bernie Suen	47	Independent Director nominee and chairman of audit committee

Ms. Lai Hung Li	37	Independent Director nominee and chairman of nomination committee

Ms. Suk Yee Jackey Chu	55	Independent Director nominee and chairman of compensation committee

Mr. Pak Kin Ken Chan	51	Chief Financial Officer

Directors and Executive Officers

Mr. Siu Ming Law (“Mr. Law”)

Mr. Siu Ming Law is our executive Director, co-chairman of our board of directors, chief executive officer and one of our founders. Mr. Law founded our Group in April 2011 together with Mr. Chu. He was appointed as our Director on March 8, 2018. Mr. Law is responsible for supervising the day-to-day operations of our restaurants and formulating the overall business strategies and plannings of our Group. Mr. Law will begin serving as a member of the compensation and nomination committees immediately upon the Company’s listing on the Nasdaq Capital Market.

Mr. Law has almost 40 years of management and supervisory experience. From 1973 to 1995, Mr. Law worked as a supervisor in Federal Hardware Store, which was engaged in selling of tools and hardware. From 1995 to 2000, he was the owner of Cherish Trading Co, whose principal business was trading of watch accessories. From 2005 to 2010, he worked as a manager in Break Through Snooker Club, primarily responsible for supervising its entertainment and catering services for its members. Mr. Law completed his secondary education in Hong Kong in 1978. Mr. Law was awarded the fellowship of Asian College of Knowledge Management in 2018.

Mr. Tak Wah Chu (“Mr. Chu”)

Mr. Tak Wah Chu is our executive Director, co-chairman of our board of directors and one of our founders. Mr. Chu founded our Group in April 2011 together with Mr. Law. He was appointed as our Director on March 8, 2018. Mr. Chu is responsible for formulating our overall business development strategies and making major business decisions. Mr. Chu will begin serving as a member of the compensation and nomination committees immediately upon the Company’s listing on the Nasdaq Capital Market.

Mr. Chu has more than eight years of experience in management and strategic business development. Since January 2014, he has served as a director for Tak Sang Jewellery and Goldsmith (MK) Limited and Tak Sang Jewellery and Goldsmith Limited, respectively, both of which are companies principally engaged in jewelry trading business. Since January 2014, he has worked as a director of Tak Sang Holdings Limited, a company principally engaged in property investment and jewelry trading business. Mr. Chu completed his secondary education in Hong Kong in 1986.

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Independent Directors:

Mr. Fuk Yuen Bernie Suen (“Mr. Suen”)

Mr. Fuk Yuen Bernie Suen will begin serving as our independent Director immediately upon the listing of the Company on the Nasdaq Capital Market. Mr. Suen will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Suen has over 25 years of experience in the assurance and corporate advisory industry, having worked in various accounting firms. Mr. Suen is currently a director of Rodgers Reidy (Hong Kong) Ltd since March 2015 and a director of Adams Miller Management Limited since February 2009. He was a senior advisor at the then Arthur Andersen & Co from July 1997 to July 2000. He was a supervisor at CWCC CPA Limited, a professional advisory firm providing assurance services, from July 2000 to March 2001. From March 2001 to May 2004, he was an audit insolvency staff at Kenny Tam & Co., Certified Public Accountants. Mr. Suen has served as a director of Adams Miller Management Limited and Rodgers Reidy (Hong Kong) Limited since 2009 and 2015 respectively. He was also a director at Adams Miller Consultancy Limited from February 2001 to April 2010.

Mr. Suen graduated from the Hong Kong Shue Yan University with an Honors diploma in Accounting in July 1998. Following this, he obtained a Master of Accounting in September 2007 from the Curtin University, formerly known as the Curtin University of Technology, in Australia. Mr. Suen is a fellow C.P.A. member of the Association of Hong Kong Accountants since March 2003, and a fellow member of the Taxation Institute of Hong Kong since November 2004. Furthermore, he has been a certified tax advisor of the Taxation Institute of Hong Kong since December 2010, and a specialist designation (insolvency) of the Hong Kong Institute of Certified Public Accountants since July 2012. He has later been admitted as a fellow member of the Association of Hong Kong Accountants since April 2014.

Mr. Suen had been involved in one litigation as the defendant with allegations of making defamatory statements concerning the liquidation of a Hong Kong company. The case was settled in 2022 on a without admission of liability basis, and we understand that the said litigation did not involve elements of fraud or other related crimes nor is otherwise related to our Group.

Ms. Lai Hung Li (“Ms. Li”)

Ms. Lai Hung Li will begin serving as our independent Director immediately upon the listing of the Company on the Nasdaq Capital Market. Ms. Li will serve as chairman of the nomination committee and as a member of the audit and compensation committees.

From 2009 to 2014, Ms. Li was the head teacher at Zenith International Education Foundation, where she was responsible for education matters for campuses in both Hong Kong and the PRC. Since 2017, she has been a unit manager and financial planner at Manulife (International) Limited in Hong Kong, where she is responsible for making tailor-made financial plans for customers based on their actual needs and portfolios and is involved in managing team members.

Ms. Li graduated from Jinan University, Guangzhou, the PRC with a degree of Bachelor’s in International Journalism in 2009.

Ms. Suk Yee Jackey Chu (“Ms. Chu”)

Ms. Suk Yee Jackey Chu will begin serving as our independent Director immediately upon the listing of the Company on the Nasdaq Capital Market. Ms. Chu will serve as chairman of the compensation committee and as a member of the audit and nomination committees.

Ms. Chu has more than 6 years of experience in the garment industry and more than 15 years of experience in the property agency industry. Since 2009, Ms. Chu has worked at Centaline Property Agency Limited, a company principally engaging in the operation of property agency, with her current position being the senior principal account manager. She is responsible for leading a team to liaise with customers for leasing, sales and purchases of properties. Ms. Chu is currently the director of Tasty Creation Limited, a company incorporated in Hong Kong which engaged in restaurant business, since November 2020.

Ms. Chu completed her higher education with a certificate of Advanced Fashion Design and Clothing at Vocational Training Council in Hong Kong in 1988, and was further awarded with the Certificate in Knitwear Processing and Merchandising in 1990 at the same school.

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Key Employee

Mr. Pak Kin Ken Chan (“Mr. Chan”)

Mr. Pak Kin Ken Chan has been our Chief Financial Officer since September 7, 2023. Mr. Chan has joined First Grade as our financial controller since March 2018, and is primarily responsible for overseeing our financial, accounting, taxation and banking matters.

Mr. Chan has over 30 years of working experience in accounting and auditing. He acted as the audit manager in two international certified public accountants’ firms, namely BDO McCabe Lo & Co and Grant Thornton Hong Kong. Prior to joining our Group, Mr. Chan served as the financial controller at Hong Kong Cuilong Copper Industry International Company Limited, a manufacturer of copper products, from August 2005 to March 2007. From July 2007 to November 2017, he worked as the financial controller and company secretary at Changtian Plastic & Chemical Limited, a company listed on the Mainboard of the Singapore Exchange Limited.

Mr. Chan obtained a Bachelor of Business at Monash University in Australia, and a Masters in Corporate Governance at the Hong Kong Polytechnic University. He is currently a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Mr. Chan is also an associate member of the Hong Kong Chartered Governance Institute and The Chartered Governance Institute.

Family Relationships

There are no family relationship among any of our directors, executive officers, independent directors and key employee.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nomination committee effective upon the Registration Statement of which this prospectus forms a part becoming effective, each of which will operate pursuant to a charter adopted by our board of directors that will be effective upon the effectiveness of the Registration Statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist our company and the board of directors. Upon the effectiveness of the Registration Statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq and SEC rules and regulations. Upon our listing on the Nasdaq, each committee’s charter will be available on our website at https://thegreatrestaurant.neocities.org. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Mr. Suen, Ms. Li and Ms. Chu will serve on the audit committee, which will be chaired by Mr. Suen. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and the Nasdaq. Our board of directors has designated Mr. Suen as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal controls over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Mr. Law, Mr. Chu, Mr. Suen, Ms. Li and Ms. Chu will serve on the compensation committee, which will be chaired by Ms. Li. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable the Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Law, Mr. Chu, Mr. Suen, Ms. Li and Ms. Chu and will serve on the nomination committee, which will be chaired by Ms. Chu. Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable the Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of directors to maintain that it is composed of members containing the appropriate skills and expertise to advise us.

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While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (including, but not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules; and

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules.

Code of Conduct and Code of Ethics

Prior to the effectiveness of the Registration Statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the Registration Statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at https://thegreatrestaurant.neocities.org. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and Nasdaq corporate governance rules.

Compensation of Directors, Executive Officers and Key Employee

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended December 31, 2021 and 2022.

Summary Compensation Table

			Compensation Paid	Other
Name and Principal Position	Year	Salary (US$’000)	Bonus (US$’000)	Compensation (US$’000)

Mr. Siu Ming Law, Co-chairman, Chief Executive Officer and executive Director	2021	-	-	-
	2022	287	-	-

Mr. Tak Wah Chu, Co-chairman and executive Director	2021	-	-	-
	2022	-	-	-

Mr. Pak Kin Ken Chan, Chief Financial Officer	2021	93	-	2
	2022	92	-	2

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Employment Agreements

Employment Agreement with Mr. Law

We entered into an employment agreement dated September 7, 2023 with Mr. Law, pursuant to which he was employed as the chief executive officer of the Company and a director of the board of directors. The agreement provides for a monthly base salary which amount may be adjusted from time to time in the discretion of the Company. Mr. Law’s current monthly base salary is HK$300,000. Under the terms of the agreement, Mr. Law’s employment will continue indefinitely, subject to termination by either party to the agreement upon 90 days’ advance written notice of such termination. The agreement also contains non-disclosure, non-competition and non-solicitation provisions.

Employment Agreement with Mr. Chu

We entered into an employment agreement dated September 7, 2023 with Mr. Chu, pursuant to which he was employed as a director of the board of directors. The agreement provides for a monthly base salary which amount may be adjusted from time to time in the discretion of the company. Mr. Chu’s current monthly base salary is HK$200,000. Under the terms of the agreement, Mr. Chu’s employment will continue indefinitely, subject to termination by either party to the agreement upon 90 days’ advance written notice of such termination. The agreement also contains non-disclosure, non-competition and non-solicitation provisions.

Employment Agreement with Mr. Chan

We entered into an employment agreement dated September 7, 2023 with Mr. Chan, pursuant to which he was employed as the chief financial officer of the Company. The agreement provides for a monthly base salary which amount may be adjusted from time to time in the discretion of the company. Mr. Chan’s current monthly base salary is HK$80,000. Under the terms of the agreement, Mr. Chan’s employment will continue indefinitely, subject to termination by either party to the agreement upon 90 days’ advance written notice of such termination. The agreement also contains non-disclosure, non-competition and non-solicitation provisions.

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with the Company of which the employment agreements with Mr. Law and Mr. Chu were effective from September 7, 2023 and the others will be effective upon the listing of the Company on the Nasdaq Capital Market. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Agreement, the initial monthly director fees that are payable to our Independent Directors are HK$12,000 to Mr. Suen, HK$12,000 to Ms. Li and HK$12,000 to Ms. Chu. Such director fees are payable in cash on a monthly basis.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of Directors; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Indemnification Agreements

We have entered into indemnification agreements with each of our Directors and executive officers, to be effective upon the Registration Statement of which this prospectus forms a part becoming effective. Under these agreements, we agree to indemnify our Directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our Directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our directors and independent directors; and

●	all of our current executive officers, directors and independent directors as a group.

Applicable ownership percentages are based on           of our Company’s shares issued and outstanding as of the date of this prospectus, and, with respect to the percentage ownership after this Offering.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person and entity listed on the table is Ground Floor and 1st Floor, No. 73 Chung On Street, Tsuen Wan, New Territories, Hong Kong.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering(1)
Name of Beneficial Owner	Number	Percentage	Number	Percentage

Named Executive Officers and Directors:
Mr. Siu Ming Law	500,000	50
Mr. Tak Wah Chu	500,000	50

Independent Directors:
Mr. Fuk Yuen Bernie Suen	-	-	-	-
Ms. Lai Hung Li	-	-	-	-
Ms. Suk Yee Jackey Chu	-	-	-	-

All Executive Officers, Directors and independent directors	1,000,000	100

5% Stockholders:

Sincere Virtue(2)	1,000,000	100			%

(1) The number of our Ordinary Shares to be outstanding after this Offering is based on 1,000,000 Ordinary Shares outstanding as of the date of this prospectus.

(2) Sincere Virtue Limited is a BVI company in which Mr. Siu Ming Law and Mr. Tak Wah Chu each holds 50% of the voting powers.

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Selling Shareholder

This prospectus covers the Offering of            Ordinary Shares by the Selling Shareholder. This prospectus and any prospectus supplement will only permit the Selling Shareholder to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares issued to the Selling Shareholder are “restricted” securities under applicable federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholder the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Selling Shareholder, the number and percentage of Ordinary Shares beneficially owned by the Selling Shareholder, the number of Ordinary Shares that may be sold in this Offering and the number and percentage of Ordinary Shares the Selling Shareholder will own after the Offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholder. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholder.

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Ordinary Shares to be Sold		Number of Ordinary Shares Owned After Offering	Percentage Ownership After Offering(2)

Sincere Virtue	100	100%	1,000,000	(1)			%

(1)	Based on 1,000,000 Ordinary Shares outstanding immediately prior to the Offering and Ordinary Shares outstanding immediately after the Offering.

(2)	Sincere Virtue is our controlling shareholder and owned as to 50% by Mr. Law and 50% by Mr. Chu.

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RELATED PARTY TRANSACTION

Related Party Transaction

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended December 31, 2020, 2021 and 2022, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

Related party transaction

The related party transaction was as follows:

			For the years ended December 31,
Name	Relationship	Nature	2020	2021	2022
Copell Limited	Company owned by the sister of Mr. Chu	Rental expenses paid on leased property	$60,032	$59,902	$59,459

First Grade entered into a tenancy agreement with Copell Limited pursuant to which First Grade leased a property owned by Copell Limited for the purpose of use as a food factory.

Remuneration to senior management, included in cost of revenues and operating expenses, for the years ended December 31, 2020, 2021 and 2022 were:

	For the years ended December 31,
	2020	2021	2022
Salaries and other short term employee benefits	$431,493	$321,124	$606,084
Payments to defined contribution pension schemes	9,283	9,263	9,195
Total	$440,776	$330,387	$615,279

Tenancy Agreement

First Grade entered in a tenancy agreement with Copell Limited (a company owned as to 90% by the sister of Mr. Chu, our Director) pursuant to which First Grade leased a property situated at Unit D on 14th Floor, Golden Bear Industrial Centre, Nos. 66-82 Chai Wan Kok Street, Tsuen Wan, New Territories, Hong Kong owned by Copell Limited for the purpose of use as our food factory. The monthly rental is HK$38,800.00 and is included in the above table under the heading “Related party transaction”. The lease will expire on March 14, 2025.

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DESCRIPTION OF SHARE CAPITAL

A copy of our Memorandum and Articles of Association is filed as an exhibit to the Registration Statement of which this prospectus is a part.

We are an exempted company incorporated with limited liability in the Cayman Islands and, upon completion of this Offering, our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$500,000 divided into 500,000,000 Ordinary Shares, par value US$0.001 each.

We have adopted our Memorandum and Articles of Association which replaced our then existing memorandum and articles of association in its entirety with immediate effect. The following are summaries of certain material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except with respect to the rights attaching to, or the terms of issue of, any share, shares may otherwise provide:

●	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

●	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

●	our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

●	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

●	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors deems fit.

Upon the recommendation of our board of directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

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Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by check or warrant sent through the mail. Every such check or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in a general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our board of directors may, if it deems fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending checks for dividend entitlements or dividend warrants by mail if such checks or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a check or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee (s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

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Our board of directors may, in its absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our board of directors may, in its absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as the Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by the Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall require a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

●	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

●	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

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Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

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Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least ten clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

●	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

●	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

●	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

●	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

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CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

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Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any action required or permitted to be taken at general meetings of our Company may be taken upon the vote of shareholders at a general meeting or by way of a unanimous written resolution without a meeting being held.

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Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to call a general meeting or any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one tenth of the paid up capital of our company having the right of voting at general meetings to call an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to call a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

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Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, we will have             Ordinary Shares issued and outstanding.

All of the Ordinary Shares sold in this Offering by the Company and by the Selling Shareholder will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Ordinary Shares outstanding immediately prior to the completion of this Offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this Offering by our affiliates.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this Offering, there has been no public market for our Ordinary Shares, and while we intend to apply for the listing of our Ordinary Shares on the Nasdaq, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

Lock-Up Agreements

We have agreed with the underwriters, for a period of 180 days following the closing of the Offering, subject to certain exceptions not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities so owned convertible into or exercisable or exchangeable for Ordinary Shares, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, or (3) file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or publicly disclose the intention to take any such action.

Furthermore, each of our directors and executive officers and our 5% or greater shareholders, except for the Selling Shareholder, with respect to its Ordinary Shares sold in this Offering and Sincere Virtue in the concurrent resale being registered in the Registration Statement of which this prospectus forms part, has also entered into a similar lock-up agreement with the underwriters for a period of 180 days following the closing of the Offering, subject to certain exceptions, with respect to our Ordinary Shares, and securities that are substantially similar to our Ordinary Shares.

We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than six months but not more than one year may sell such Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than one year may freely sell our Ordinary Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding Ordinary Shares; or

●	the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Harney Westwood & Riegels, our counsel as to Cayman Islands law. To the extent that this discussion relates to matters of Hong Kong tax law, it is the opinion of Robertsons, our counsel as to Hong Kong law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

Hong Kong Tax Considerations

The following brief description of HK laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Profits tax

No tax is imposed in HK in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in HK where such gains are derived from or arise in HK from such trade, profession or business will be chargeable to HK profit tax. Liability for HK profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in HK where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in HK. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, HK does not impose withholding tax on gains derived from the sale of stock in HK companies and does not impose withholding tax on dividends paid outside of HK by HK companies. Accordingly, investors will not be subject to HK withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between HK and the United States.

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Stamp duty

HK stamp duty is generally payable on the transfer of “Hong Kong stocks.” The term “stocks” refers to shares in companies incorporated in HK, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in HK given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in HK. If HK stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.13% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

BVI Tax Consideration

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in this Offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

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A U.S. Holder that receives Hong Kong dollars or another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this Offering) and the expected market price of our Ordinary Shares following this Offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non- United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

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As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, investor may not have standing to sue Cayman Islands companies before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Hong Kong. All of the directors and executive officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Harneys Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Harneys Westwood & Riegels that the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, or in respect of a fine or other penalty (which may include a multiple damages judgment in an anti-trust action)). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by applying the law of equity and determining whether the principle of comity requires recognition. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 12 years of the judgment becoming enforceable, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature, or if such judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Such a determination has not yet been made by the Grand Court of the Cayman Islands, and it is therefore uncertain whether such civil liability judgments from the Foreign Court would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Hong Kong

Robertsons, our counsel as to Hong Kong law, has advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (a) the judgment is in personam; (b) the judgment is in the nature of a monetary award; (c) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (d) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgement at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

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UNDERWRITING

Eddid Securities USA Inc. (“Eddid USA” or the “Representative”), is acting as representative of the underwriters of the Offering. We have entered into an underwriting agreement with the Representative (the “underwriting agreement”) dated , 2023. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering prices per Ordinary Share, less the underwriting discounts set forth on the cover page of this prospectus, the number of Ordinary Share listed next to its name in the following table:

Name	Number of Ordinary Shares

Eddid Securities USA Inc.

Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$       per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$         per share to certain brokers and dealers. After this Offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Discounts, Commission and Expenses

The underwriting discounts are 7% of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

Per Ordinary Share

Public offering price	$
Underwriting discounts and commissions (1)	$
Proceeds, before expenses to us	$

(1)	Assumes an underwriting discount of 7%.

The underwriters propose to offer the Ordinary Shares to the public at the public offering prices set forth on the cover of this prospectus. If all of the Ordinary Shares offered by us are not sold at the public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have agreed to pay to the underwriters by deduction from the net proceeds of the Offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Ordinary Shares in this Offering.

We have also paid $           as an advance against out-of-pocket accountable expenses actually anticipated to be incurred by the underwriters. We have agreed to pay or reimburse the underwriters certain of its out-of-pocket expenses related to the Offering up to an aggregate of $200,000 (less amounts previously paid which will be returned to us to the extent the underwriters’ out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A)), including, but not limited to “road show” expenses, expenses of the underwriters’ legal counsel and diligence and background checks on our directors, director nominees and executive officers.

We estimate that the total expenses of the Offering payable by us, excluding the total underwriting discount, and including the above-referenced advance to the Representative, will be approximately $ .

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Right of First Refusal

We have granted Eddid Securities USA Inc. a right of first refusal, for a period of six (6) months from July 4, 2023, provided the Offering is completed, to provide investment banking services to the Company in respect of securities being offered on the terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/ placement agents, including, without limitation, acting as lead manager for any underwritten public offering and as exclusive placement agent or initial purchaser in connection with any private offering of securities of the Company. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this Offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our officers, directors and principal shareholders (5% or more shareholders), except for the Selling Shareholder to the extent of their participation in this Offering, have agreed, subject to certain exceptions, to a 180 days “lock-up” period from the closing of this Offering with respect to the Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of 180 days following the closing of the Offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative. We have also agreed, in the underwriting agreement, to similar restrictions on the issuance and sale of our securities for [6] months following the closing of this Offering, subject to certain customary exceptions, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Nasdaq Listing

We plan to have our Ordinary Shares approved for listing on the Nasdaq under the symbol “HPOT.” We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this Offering unless such Ordinary Shares will be so listed at completion of this Offering.

Electronic Offer, Sale, and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the Registration Statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

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Any underwriter who is a qualified market maker on the Nasdaq may engage in passive market making transactions on the Nasdaq in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this Offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this Offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

● Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this Offering is in progress.

● Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this Offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

● Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

● A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

126

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the Ordinary Shares by us and the Selling Shareholder. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee	US$
Nasdaq Listing Fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous	US$

Total	US$

These expenses will be borne by us.

127

LEGAL MATTERS

We are being represented by Ortoli Rosenstadt LLP with respect to certain legal matters of U.S. federal securities and New York state law. The validity of the Ordinary Shares offered in this Offering and certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels. Legal matters as to Hong Kong law will be passed upon for us by Robertsons. Legal matters as to PRC law will be passed upon for us by Beijing Dentons Law Offices, LLP (Shenzhen). Certain legal matters of United States federal securities and New York State laws in connection with this Offering will be passed upon for the underwriters by Sichenzia Ross Ference LLP, New York, New York.

128

EXPERTS

The financial statements as of December 31, 2021 and 2022, and for each of the two years in the period ended December 31, 2022 included in this prospectus have been audited by WWC, P.C., an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403, USA.

129

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares to be sold in this Offering. For the purposes of this section, the term “Registration Statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the Registration Statement on Form F-1, does not contain all of the information contained in the Registration Statement. You should read our Registration Statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the Registration Statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the Registration Statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

130

THE GREAT RESTAURANT DEVELOPMENT HOLDINGS LIMITED AND ITS SUBSIDARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
The Great Restaurant Development Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Great Restaurant Development Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2021 and 2022 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company had a working capital deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as the Company’s auditor since 2023.

San Mateo, California

September 15, 2023

F-2

THE GREAT RESTAURANT DEVELOPMENT HOLDINGS LIMITED AND ITS SUBSIDARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except for number of shares and per share data)

	As of December 31,
	2021	2022
ASSETS
Current assets
Cash and cash equivalents	$1,968,776	$4,276,011
Restricted cash	642,950	-
Accounts receivable, net of allowance for expected credit loss of $44 and $56 as of December 31, 2021 and 2022	141,460	217,081
Prepaid expenses and other receivables, net	738,243	88,695
Inventories, net	124,478	86,492
Total current assets	3,615,907	4,668,279

Non-current assets
Property and equipment, net	329,260	214,250
Right-of-use assets, net	5,557,605	5,445,778
Deferred tax asset, net	521,779	583,868
Long-term rental and utility deposits	1,077,168	1,024,198
Total non-current assets	7,485,812	7,268,094
TOTAL ASSETS	$11,101,719	$11,936,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	2,451,769	2,955,235
Accounts payable	430,748	444,887
Accrued expenses and other payables	1,609,401	1,910,019
Operating lease liabilities – current	3,272,654	3,268,430
Finance lease liabilities – current	13,548	9,389
Total current liabilities	7,778,120	8,587,960

Non-current liabilities
Asset retirement obligations	555,598	546,890
Operating lease liabilities – non-current	2,348,764	2,289,811
Finance lease liabilities – non-current	9,392	-
Total non-current liabilities	2,913,754	2,836,701
TOTAL LIABILITIES	$10,691,874	$11,424,661

COMMITMENTS AND CONTINGENCIES	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value per share; 500,000,000 shares authorized, 1,000,000 shares issued and outstanding as of December 31, 2021 and 2022)*	1,000	1,000
Additional paid-in capital	131	131
Retained earnings	428,973	529,897
Accumulated other comprehensive losses	(20,259)	(19,316)
Total shareholders’ equity	409,845	511,712
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,101,719	$11,936,373

*	Retrospectively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

THE GREAT RESTAURANT DEVELOPMENT HOLDINGS LIMITED AND ITS SUBSIDARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars, except for number of shares and per share data)

	For the years ended December 31,
	2021	2022
Revenues	$13,681,835	$13,008,715

Cost of revenues	(13,106,023)	(12,362,321)
Cost of revenues – related party	(59,902)	(59,459)
Total cost of revenues	(13,165,925)	(12,421,780)

Gross profit	515,910	586,935

Operating expenses:
Selling and marketing expenses	(138,260)	(25,568)
Employee compensation and benefits	(300,221)	(502,054)
Bank and credit card charges	(161,455)	(163,169)
General and administrative expenses	(272,770)	(240,062)
Allowance for expected credit loss	(41)	(12)
Total operating expenses	(872,747)	(930,865)

Loss from operations	(356,837)	(343,930)

Other income (expense):
Other income	584,392	828,258
Interest expenses	(54,991)	(71,253)
Total other income (expense), net	529,401	757,005

Income before income taxes	172,564	413,075

Deferred income tax benefit	63,929	61,985

Net income	$236,493	$475,060
Foreign currency translation adjustment	(19,685)	943

Total comprehensive income	$216,808	$476,003

Net income per share attributable to ordinary shareholders
Basic and diluted*	$0.24	$0.48
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	1,000,000	1,000,000

*	Retrospectively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

THE GREAT RESTAURANT DEVELOPMENT HOLDINGS LIMITED AND ITS SUBSIDARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars, except for number of shares and per share data)

	Ordinary shares
	No. of shares*	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total shareholders’ equity
Balance, January 1, 2021	1,000,000	$1,000	$131	$1,054,090	$(574)	$1,054,647
Net income	-	-	-	236,493	-	236,493
Constructive dividend	-	-	-	(861,610)	-	(861,610)
Foreign currency translation adjustment	-	-	-	-	(19,685)	(19,685)

Balance, December 31, 2021	1,000,000	1,000	131	428,973	(20,259)	409,845
Net income	-	-	-	475,060	-	475,060
Constructive dividend	-	-	-	(374,136)	-	(374,136)
Foreign currency translation adjustment	-	-	-	-	943	943

Balance, December 31, 2022	1,000,000	$1,000	$131	$529,897	$(19,316)	$511,712

*	Retrospectively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

THE GREAT RESTAURANT DEVELOPMENT HOLDINGS LIMITED AND ITS SUBSIDARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars, except for number of shares and per share data)

	For the years ended December 31,
	2021	2022
Cash flows from operating activities
Net income	$236,493	$475,060
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,005,735	3,817,741
Allowance for expected credit loss	41	12
Accretion expense on asset retirement obligations	25,510	25,510
Deferred tax benefit	(63,929)	(61,985)
Change in operating assets and liabilities:
Accounts receivable	(84,708)	(75,633)
Prepaid expenses and other receivables	24,779	649,548
Inventories	(46,940)	37,986
Long-term rental and utility deposits	41,832	52,970
Accounts payable	327,598	14,139
Accruals and other payables	226,682	300,618
Operating lease liabilities	(3,728,574)	(3,578,497)
Net cash generated from operating activities	964,519	1,657,469

Cash flows from investing activities
Proceeds from release of restricted cash	-	642,950
Purchase of property and equipment	(192,581)	(99,915)
Net cash (used in) generated from investing activities	(192,581)	543,035

Cash flows from financing activities
Proceeds from bank borrowings	3,548,285	5,365,455
Repayment of bank borrowings	(2,657,036)	(4,861,391)
Repayment of finance lease liabilities	(14,330)	(14,224)
Constructive dividend	(861,610)	(374,136)
Net cash generated from financing activities	15,309	115,704

Effect on exchange rate change on cash and cash equivalents	(22,287)	(8,973)

Net change in cash and cash equivalents	764,960	2,307,235

Cash and cash equivalents at the beginning of the year	1,203,816	1,968,776
Cash and cash equivalents at the end of the year	$1,968,776	$4,276,011

Supplemental cash flow information
Cash paid for interest expense	$53,633	$70,523
Cash paid for income taxes	-	-

Supplemental schedule of non-cash activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$4,475,032	$3,530,772
Remeasurement of operating lease right-of-use assets and lease liabilities due to lease modification	$(63,359)	$(140,938)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

THE GREAT RESTAURANT DEVELOPMENT HOLDINGS LIMITED AND ITS SUBSIDARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Business

The Great Restaurant Development Holdings Limited (the “Company”) and its subsidiaries (collectively the “Group”) operate a restaurant chain that specialize in various types of chicken hotpot in Hong Kong under the brand name “The Great Restaurant”, owned by the Company’s wholly owned subsidiary, First Grade Group (H.K.) Company Limited (“First Grade”). The Company conducts its primary operations through First Grade in Hong Kong and generates revenue through providing restaurant services to customers. First Grade has over 12 years of experience in the operation of restaurant services industry in Hong Kong. As of December 31, 2021 and 2022 and the date that these consolidated financial statements are available to be issued, First Grade operates seven hotpot restaurants and a food factory in Hong Kong to support restaurant operations.

Organization

The Company, incorporated on March 8, 2018 under the laws of the Cayman Islands, is an investment holding company of the Group.

West Image Limited (“West Image”), a British Virgin Islands (“BVI”) business company limited by shares incorporated on January 2, 2013 and a wholly owned subsidiary controlled by the Company, is the immediate holding company of First Grade, a company incorporated in Hong Kong with limited liability on April 12, 2011 and the Group’s operating subsidiary in Hong Kong.

The equity interest of the Company was ultimately held as to 50% by Mr. Siu Ming Law (“Mr. Law”) and 50% by Mr. Tak Wah Chu (“Mr. Chu”) through their holding of shares in Sincere Virtue Limited (“Sincere Virtue”), the controlling shareholder of the Company, incorporated under the laws of the BVI on January 15, 2018. Mr. Law and Mr. Chu are the Co-chairmen and Executive Directors of the Company.

The Company, together with its wholly owned subsidiaries, are effectively controlled by the same shareholders, i.e., ultimately held as to 50% by Mr. Law and 50% by Mr. Chu, throughout the whole period since March 20, 2019 under common control.

Recapitalization

On August 2, 2023, the Company issued 1,000,000 ordinary shares to Sincere Virtue, with a par value of US$0.001 each. The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

As at the date of these financial statements, details of the subsidiary companies are as follows:

				Effective ownership as of
Name	Place of incorporation	Date of incorporation	Principal activities	December 31, 2021	December 31, 2022
West Image Limited	BVI	January 2, 2013	Investment holding	100%	100%
First Grade Group (H.K.) Company Limited	Hong Kong	April 12, 2011	Restaurant operations	100%	100%

F-7

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The accompanying audited consolidated financial statements are presented in United States dollars (“US$”). The functional currency of the Company is US$ and the functional currency of the Company’s subsidiary is the Hong Kong Dollars (“HK$”). The Company’s assets and liabilities are translated into US$ from HK$ at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	As of December 31,
	2021	2022
Year-end spot rate	7.7996	7.8015

	For the years ended December 31,
	2021	2022
Average rate	7.7727	7.8306

F-8

COVID-19 outbreak

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus outbreak (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

In May 2023, the WHO has declared an end to the public health emergency of international concern. However, the full impact of the COVID-19 outbreak may continue to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on the Company’s financial condition, liquidity, operations, suppliers, industry and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company has concluded that while it is reasonably possible that the COVID-19 outbreak could have a negative impact on its results of operations, financial condition or liquidity, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposit placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of December 31, 2021 and 2022. The Company believes that it is not exposed to any significant credit risk in cash and cash equivalents.

Restricted cash

The Company pledged bank deposits to secure banking facilities granted. Upon full settlement of the related bank borrowings and cancellation of the related banking facilities, the bank has agreed to release the restricted cash to the Company in December 2022. No restricted cash was held by the Company as of December 31, 2022.

Accounts receivable, net

Accounts receivable, net consist of balances receivable from credit card companies and third-party aggregators’ platforms in the normal course of business and generally are liquidated within 30 days or less. The Company maintains an allowance for expected credit loss (“ECLs”) to provide for the estimated number of receivables that will not be collected. The Company applies a simplified approach in calculating ECLs. The Company provides an allowance for uncollectable accounts using an ECLs model which represents the estimate of ECLs over the lifetime of the asset. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The receivables are written off after all collection efforts have ceased. As of December 31, 2021 and 2022, the allowance for ECLs of $44 and $56 were recorded.

Expected credit loss

Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime ECLs methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2021, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact on the net earnings and financial position and has no impact on the cash flows.

Prepaid expenses and other receivables, net

Prepaid expenses and other receivables, net primarily consist of receivables from Mandatory Provident Fund (“MPF”) intermediary, tax reserve certificate recoverable, cash advanced to suppliers for purchasing goods or services that have not been received or provided to the Company and prepayments of professional service fees such as business insurance. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired.

F-9

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Inventories, net

Inventories, net consist of food and beverages and are recorded at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. Any unusable or spoiled inventory is written off when identified.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Asset retirement cost	Shorter of the lease terms or the estimated useful lives of the assets
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets
Computer and office equipment	5 years
Motor vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021 and 2022, no impairment of long-lived assets was recognized.

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

F-10

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other receivables, inventories, accounts payable and accrued expenses and other payables has determined that the carrying value approximates their fair values. The carrying amount of operating lease liabilities and finance lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Operating lease

The Company adopted ASC 842 on January 1, 2021. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

To mitigate the impact of COVID-19 outbreak, the Company negotiated with landlords to reduce the rental payment for the restaurants during the years ended December 31, 2021 and 2022. The Company accounted the changes in the consideration for leases as lease modifications and remeasured the right-of-use assets and corresponding lease liabilities as of the effective date of modification.

F-11

Finance lease

The Company classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

●	The lease term is for a major part of the remaining economic life of the underlying asset;

●	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

The lease term includes rental holidays and options to extend or terminate the lease when we are reasonably certain that it will exercise that option, if any. We do not recognize finance lease assets or lease liabilities for renewal periods unless it is determined that we are reasonably certain of renewing the lease at inception or when a triggering event occurs. The lease assets for finance leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. The finance lease expense, including interest and amortization expense of finance lease are presented separately. Interest expense is determined using the effective interest method. Amortization expense is recorded on a straight-line basis of the finance lease assets. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Long-term rental and utility deposits

Long-term rental and utility deposits represent security payments made to lessors and utility service providers for the Company’s lease agreements entered. The Company made such security payments upon the commencement of the original lease agreements. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Company. Refundable rental and utility deposits are discounted based on interest rate of similar assets.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent trade payables to vendors with normal credit terms of 7-25 days from month-ended invoicing.

Accrued expenses and other payables

Accrued expenses and other payables primarily include accrued salary and employee benefits, accrued expenses for the operation in the ordinary course of business.

F-12

Asset retirement obligations

Pursuant to ASC 410, Asset Retirement and Environmental Obligations, an asset retirement obligation (“ARO”), is recorded when there is a legal obligation associated with the retirement of a tangible long-lived asset and the fair value of the liability can reasonably be estimated. Upon initial recognition, AROs are recorded as a liability at their estimated present value, with an offsetting increase to the carrying amount of the long-lived asset. Over time, the liabilities are accreted for the change in their present value through charges to cost of revenues and general and administrative costs. If the fair value of the estimated ARO changes, an adjustment is recorded to both the ARO and the asset retirement cost. Revisions in estimated liabilities can result from revisions of estimated inflation rates, escalating retirement costs, and changes in the estimated timing of settling ARO liabilities.

The total ARO consists of liabilities for decommissioning and restoration of rented restaurant store facilities to be performed in the future. The Company engaged external valuation experts with recognized professional qualifications and recent experience to perform the valuations of the fair value of the AROs. Fair value of the AROs is determined using third-party estimates of the total restoration costs, adjusted for inflation. These values are discounted to present value using the Company’s credit adjusted risk-free rate of the related rental facility and are recorded in other long-term liabilities. Periodic accretion of the discount on the ARO is recorded in cost of revenues for operating restaurants and general and administrative costs for general offices. If ARO is settled for an amount other than the recorded amount, a gain or loss is recognized.

The following table presents information about the fair value hierarchy as of December 31, 2021 and 2022:

	As of December 31,
	2021		2022
	Level 3	Total	Level 3	Total
AROs	$555,598	$555,598	$546,890	$546,890

Revenue recognition – food and beverage

The Company recognizes revenue from providing food and beverage to customers in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”).

The Company primarily generates revenue from the operation of Chicken hotpot restaurants which provide food and beverage to customers. The Company recognizes revenue when payment is tendered at the point of sale as the performance obligation has been satisfied. The single performance obligation is satisfied at a point in time when the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer, i.e., customers settled the amount by cash or credit card. The transaction price is clearly identifiable on the food menu and revenue is recognized net of discounts and incentives collected from customers. The Company has no obligations for returns, refunds or similar obligations with customers. The Company requires customers to pay noncancelable upfront deposits to confirm a reservation for organizing events, which is recorded as deferred revenues (or contract liabilities) and recognized once the performance obligations are satisfied.

The Company also offers food and beverage products through third-party aggregators’ platforms. The Company accepts orders from third-party aggregators’ platforms. The transaction price is determined by third-party aggregators’ platforms and accepted by the Company. The Company is the principal in the arrangement with third-party aggregators’ platforms and recognizes revenue net of discounts, incentives and delivery fees charged by third-party aggregators’ platforms, when the performance obligation has been satisfied. The single performance obligation is satisfied at a point in time when control of the food is transferred to the delivery partner arranged by third-party aggregators’ platforms and no obligation is outstanding regarding that product, objective evidence is received from the aggregator indicating correct delivery of the product, and the Company is reasonably assured that funds have been or will be collected from third-party aggregators’ platforms. Third-party aggregators’ platforms transfer the transaction price to the Company on a bi-weekly or monthly basis. The Company is responsible for the quality of the food and beverage, and any customers’ queries or claims, which are considered antecedent to the transfer of goods. The Company has not accrued for losses or returns as the aggregators would not be expected to provide objective evidence to the Company if the food and beverage products were not properly delivered to the end-user. At the inception of each order, the Company evaluates the amount of potential payments and the likelihood that the payments will be received. The Company recorded deferred revenue of $7,297 and $12,107 as of December 31, 2021 and 2022.

Cost of revenues

Cost of revenues consists of cost directly related to revenue generating activities, which primarily includes food and beverages cost, operating expenses for the hotpot restaurants and a food factory, personnel-related compensation expenses, including salaries and related social insurance costs for operations personnel, and other cost directly linked to the revenue. Cost of revenues paid to a related party consists of lease expense incurred with respect to a leased property owned by a related party for the purpose of use as a food factory.

F-13

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income and HK$1,500 of the employee’s monthly income over HK$30,000.

The Company provides long service payments for its employees on cessation of employment in certain circumstances under the Hong Kong Employment Ordinance. The long service payment obligation arises to the extent that it exceeds the employer balance in the MPF Scheme. Expected contributions to the long service payment obligation by the Company as of December 31, 2021 and 2022 are $169,255 and $232,277, respectively, in the accrued expenses and other payables of consolidated balance sheets.

Selling and marketing expenses

Selling and marketing expenses primarily consist of advertising and sponsorship expenses. During the years ended December 31, 2021 and 2022, the Company recognized advertising expenses of $120,248 and $19,183, respectively, for web adverting and marketing campaigns to promote brand image and awareness.

Bank and credit card charges

Bank and credit card charges primarily include banking service charges and credit-card terminal processing fee levied on handling electronic payment transactions.

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related social insurance costs for management and administrative personnel, operating expenses for office space, depreciation for property and equipment used in office space, professional services fees and other miscellaneous administrative expenses.

Interest income

Interest income is mainly generated from savings and time deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

Government subsidies

Government subsidies are recognized as income in other income, net or as a reduction of specific costs and expenses for which the subsidies are intended to compensate. Such amounts are recognized in the consolidated statements of income and comprehensive income upon receipt and when all conditions attached to the grants, such as companies are required to stay in the same level of employment, are fulfilled. Such subsidies are presented under other income. During the years ended December 31, 2021 and 2022, the Company recognized government subsidies of $562,673 and $802,679, respectively, in the other income of consolidated statements of income and comprehensive income.

Interest expenses

Interest expenses represent bank loan and finance lease interest expenses for supporting general business operation.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax benefit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

F-14

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income taxes.

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company’s subsidies not using the US$ as the Company’s functional currency.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2022, there were no dilutive shares.

Recently issued and recently adopted accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires a financial asset measured at an amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans and other financial instruments, the Company is required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company adopted ASU 2016-13 as of January 1, 2021 on a modified retrospective basis, and the guidance did not have a material impact on the Company’s consolidated financial statements.

F-15

In December 2016, the FASB issued ASU No. 2016-20, Technical Corrections and Improvements to ASC 606, Revenue from Contracts with Customers, which makes minor corrections or minor improvements to ASC 606 that are not expected to have a significant effect on current accounting practice or to create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard.

These amendments have the same effective date as the new revenue standard. In September 2017, the FASB issued ASU No. 2017-13, to clarify the effective dates that public business entities and other entities were required to adopt ASC 606 for annual reporting. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies.

The amendments In ASU No. 2017-13 are effective for annual reporting periods beginning after December 15, 2018, including interim periods within annual reporting periods beginning after December 15, 2019. The Company adopted ASC 606 on July 1, 2020 using the modified retrospective transition method and there is no material impact as of the date of adoption of ASC 606.

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the financial position, results of operations, cash flows or disclosures.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities — Supplier Finance Programs (Subtopic 450-50) which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about obligations outstanding at the end of the reporting period, including a rollforward of those obligations. The new standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The standard’s requirement to disclose the key terms of the programs and information about obligations outstanding is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard’s requirement to disclose a rollforward of obligations outstanding will be effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. LIQUIDITY AND GOING CONCERN

As of December 31, 2021, the Company had a working capital deficit of $4,162,213. This circumstance gave rise to substantial doubt that the Company would continue as a going concern subsequent to December 31, 2021.

As of December 31, 2022, the Company had a working capital deficit of $3,919,681. As of the date of these financial statements, there still exists substantial doubt that the Company will continue as a going concern. Management plans to continue to focus on improving operational efficiency and cost reductions. Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

As of December 31, 2021 and 2022, although the Company had a working capital deficit in an amount of $4,162,213 and $3,919,681, it generated a positive cash flow from its operating activities in an amount of $964,519 and $1,657,469. To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	cash and cash equivalent generated from operations; and

●	the Company seeks financing via public offering by the sales of shares of the Company’s ordinary shares.

Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Company’s plans such as (i) the impact of COVID-19 outbreak on the Company’s and client’s business and areas of operations in Hong Kong, (ii) changes in the demand for the Company’s services, (iii) government policies, and (iv) economic conditions in Hong Kong and worldwide. The Company’s inability to secure needed financing when required may require material changes to the Company’s business plan and could have a material impact on the Company’s financial conditions and result of operations.

4. SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on the management’s assessment, the Company has determined that it has only one operating segment. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong.

F-16

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2021	2022
Accounts receivable	$141,504	$217,137
Allowance for ECLs	(44)	(56)
Total	$141,460	$217,081

The following table presents the activity in the allowance for ECLs:

	As of December 31,
	2021	2022
Balance at beginning of year	$3	$44
ECLs recognized	41	12
Balance at end of year	$44	$56

6. PREPAID EXPENSES AND OTHER RECEIVABLES, NET

Prepaid expenses and other receivables, net consisted of the following:

	As of December 31,
	2021	2022
Receivables from MPF intermediary (note a)	$551,310	$-
Tax reserve certificate recoverable	118,504	-
Prepaid insurance expenses	20,051	18,452
Prepayments to suppliers	3,067	34,346
Advance to staff (note b)	23,745	16,023
Prepaid general computer expense	10,471	6,395
Others	11,095	13,479
Total	$738,243	$88,695

Note:

(a)	In February 2019, the Company’s operating subsidiary, First Grade, estimated that there was $551,310 potential unsettled obligation under MPF scheme contributions. The MPF scheme is a Hong Kong government introduced scheme to assist in the provision of retirement reserve for the workforce. It provides retirees with retirement reserve to cover their basic financial needs. In order to avoid any late payment of potential obligation, First Grade remitted $551,310 to its MPF intermediary in advance. The MPF intermediary re-transferred in aggregate of $551,310 back to First Grade in June and November 2022.

(b)	Advance to staff is unsecured and interest-free loan to a non-director of the Company from October 2021, with a 40-month repayment schedule till January 2025 and repayable on demand.

7. INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2021	2022
Foods	$112,253	$75,397
Beverage	12,225	11,095
Total	$124,478	$86,492

Inventory write-down expense was nil and nil for the years ended December 31, 2021 and 2022, respectively.

F-17

8. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2021	2022
At cost:
Asset retirement cost	$549,549	$529,142
Leasehold improvements	2,318,092	2,364,903
Computer and office equipment	752,806	771,358
Motor vehicles	34,361	34,352
Sub-total	3,654,808	3,699,755
Less: accumulated depreciation	(3,325,548)	(3,485,505)
Net book value	$329,260	$214,250

Depreciation expenses recognized for the years ended December 31, 2021 and 2022 were $273,084 and $160,168, respectively.

9. LONG-TERM RENTAL AND UTILITY DEPOSITS

	As of December 31,
	2021	2022
Rental deposits	$923,961	$875,531
Utility deposits	153,207	148,667
Total	$1,077,168	$1,024,198

10. BANK BORROWINGS

Bank borrowings were analyzed as follows:

	As of December 31,
	2021	2022
Bank borrowings – secured	$2,334,391	$2,955,235
Bank overdraft – secured	117,378	-
Total bank borrowings	$2,451,769	$2,955,235

Bank borrowings as of December 31, 2021 and 2022 were as follows:

		Maturity		Interest	Balance as of December 31,
Lender	Type	date	Currency	rate	2021	2022
The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) (note 1)	Term loan	September 9, 2030 or on demand	HK$	2.75%-3.125%	$450,271	$344,935
HSBC (note 1)	Term loan	October 15, 2030 or on demand	HK$	2.75%-3.125%	123,146	112,917
HSBC (note 1)	Term loan	May 19, 2031 or on demand	HK$	2.75%-3.125%	128,212	128,180
HSBC (note 2)	Revolving loan	February 28, 2022 or on demand	HK$	Bank prevailing rates	128,212	-
HSBC (note 2)	Revolving loan	January 31, 2022 or on demand	HK$	Bank prevailing rates	128,212	-
HSBC (note 2)	Revolving loan	January 31, 2022 or on demand	HK$	Bank prevailing rates	153,854	-
HSBC (note 2)	Revolving loan	January 31, 2022 or on demand	HK$	Bank prevailing rates	256,423	-
HSBC (note 2)	Revolving loan	December 5, 2022 or on demand	HK$	Bank prevailing rates	730,498	-
HSBC (note 2)	Overdraft	On demand	HK$	Bank prevailing rates	117,378	-
HSBC (note 2)	Trading finance	Within 90 days or on demand	HK$	Bank prevailing rates	235,563	-
ZA Bank Limited (note 3)	Revolving loan	February 7, 2023 or on demand	HK$	Bank prevailing rates	-	320,451
ZA Bank Limited (note 4)	Revolving loan	April 3, 2023 or on demand	HK$	Bank prevailing rates	-	448,632
ZA Bank Limited (note 4)	Term loan	December 2, 2030 or on demand	HK$	3.125%	-	717,811
ZA Bank Limited (note 3)	Term loan	November 25, 2027 or on demand	HK$	6.86%	-	882,309
Total					$2,451,769	$2,955,235

Note:

(1)	The banking facilities were secured as follows:

(a)	Fully guarantee under the SME Financing Guarantee Scheme (“SME scheme”), which are fully guaranteed by HKMC Insurance Limited (“HKMC”).

F-18

(2)	The banking facilities were secured as follows:

(a)	A charge over securities and deposits granted by First Grade;
(b)	Legal charge over a property granted by Dragon Excel Limited, a company controlled by Mr. Law and Mr. Chu;
(c)	Unlimited corporate guarantee by the Company; and
(d)	Limited personal guarantee by Mr. Law and Mr. Chu.

The balances have been fully settled and the banking facilities, including all the securities and guarantees listed above, have been cancelled in December 2022. HSBC has released the restricted cash to the Company and no restricted cash was held by the Company as of December 31, 2022.

(3)	The banking facilities were secured as follows:

(a)	80% loan guarantee under the SME Scheme and guaranteed by HKMC; and
(b)	Unlimited personal guarantee by Mr. Law and Mr. Chu.

(4)	The banking facilities were secured as follows:

(a)	Unlimited personal guarantee by Mr. Law and Mr. Chu;
(b)	All monies mortgage over a property duly executed by First Grade and Dragon Excel Limited; and
(c)	Assignment of benefit from insurance policy in respect of the property held by Dragon Excel Limited.

11. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2021	2022
Accrued payroll expenses	$314,932	$328,556
Accrued employee benefits (note a)	735,120	796,650
Accrued professional fees (note b)	381,662	393,171
Accrued rental expenses	7,243	225,029
Accrued repairs and maintenance expenses	79,618	64,098
Accrued utilities expenses	41,276	46,745
Other expenses	49,550	55,770
Total	$1,609,401	$1,910,019

Note:

(a)	Accrued employee benefits expenses are long service payment obligation and accrued contribution to the MPF scheme.

(b)	Accrued professional fees primarily include accrued audit fee and accrued listing expenses for attempting listing in The Stock Exchange of Hong Kong Limited from 2017 to 2020.

F-19

12. OPERATING LEASES

The Company entered into leases for use of office, food factory and restaurant store premises in Hong Kong.

The Company’s operating ROU assets and lease liabilities recognized in the consolidated balances sheets consisted of the following:

	As of December 31,
	2021	2022
Operating leases:
Operating lease ROU assets	$5,531,345	$5,435,277

	As of December 31,
	2021	2022
Operating lease liabilities:
Current operating lease obligation	$3,272,654	$3,268,430
Non-current operating lease obligation	2,348,764	2,289,811
Total	$5,621,418	$5,558,241

	As of December 31,
	2021	2022
Operating leases:
Weighted average remaining lease term (years)	2	2
Weighted average discount rate	2.65%	3.55%

For the years ended December 31, 2021 and 2022, the Company incurred operating lease expenses of approximately $3,715,483 and $3,641,150, respectively. To mitigate the impact of COVID-19 outbreak, the Company negotiated with landlords to reduce the rental payment for the restaurants during the years ended December 31, 2021 and 2022. The Company recorded a reduction in operating ROU assets and lease liabilities of $63,359 and $140,938 for the years ended December 31, 2021 and 2022, respectively.

The maturity analysis of the Company’s operating lease obligations as of December 31, 2022 was as follows:

Operating leases
Year ending December 31, 2023	$3,403,038
Year ending December 31, 2024	1,754,956
Year ending December 31, 2025	595,090
Future minimum operating lease payment	5,753,084
Less: imputed interest	(194,843)
Operating lease liabilities recognized in the consolidated balance sheets	$5,558,241

13. FINANCE LEASE

On August 20, 2018, the Company entered into a finance lease agreement with a bank to lease a motor vehicle for 60 months for $86,385. The lease required a one-time payment of $14,999 and monthly lease payments of $1,185 from September 20, 2018 through August 20, 2023. The Company placed this vehicle into service in September 2018; accordingly, it has been capitalized. As of December 31, 2021 and 2022, the accumulated depreciation of the motor vehicle was $52,519 and $68,258, respectively.

F-20

The Company’s finance lease ROU assets and lease liabilities recognized in the consolidated balances sheets consisted of the following:

	As of December 31,
	2021	2022
Finance lease:
Finance lease ROU assets	$26,260	$10,501

	As of December 31,
	2021	2022
Finance lease liabilities
Current finance lease obligation	$13,548	$9,389
Non-current finance lease obligation	9,392	-
Total	$22,940	$9,389

	As of December 31,
	2021	2022
Finance lease:
Weighted average remaining lease term (years)	2	1
Weighted average discount rate	4.80%	4.80%

For the years ended December 31, 2021 and 2022, the Company incurred finance lease expenses of approximately $17,168 and $16,423, respectively. The finance lease relating to motor vehicle is guaranteed by Mr. Law.

The maturity analysis of the Company’s finance lease obligations as of December 31, 2022 was as follows:

Finance lease
Year ending December 31, 2023	$9,518
Less: imputed interest	(129)
Finance lease liabilities recognized in the consolidated balance sheets	$9,389

14. ASSET RETIREMENT OBLIGATIONS

Under certain of the Company’s lease agreements, the Company is contractually obligated to landlords to return the leased space to its original condition upon termination of the lease agreement.

The following table provides a roll forward of the Company’s asset retirement obligations:

Asset retirement obligations
Balance as of January 1, 2021	$527,271
Addition	6,050
Accretion	25,510
Exchange realignment	(3,233)
Balance as of December 31, 2021	555,598
Disposition	(34,051)
Accretion	25,510
Exchange realignment	(167)
Balance as of December 31, 2022	$546,890

F-21

15. EMPLOYEE BENEFITS GOVERNMENT PLAN

The Company made contribution to the MPF Scheme for all qualifying employees in Hong Kong, in accordance with the requirements of relevant regulation. The assets of the MPF Scheme are held separately from those of the Company in funds under the control of the trustee.

16. COST OF REVENUES

Cost of revenues consists of cost directly related to revenue generating activities. The following table shows disaggregated cost of revenues by major categories for the years ended December 31, 2021 and 2022:

	For the years ended December 31
	2021	2022
Food and beverages	$4,036,480	$3,703,595
Lease expenses	3,520,258	3,450,357
Lease expenses – a related party	59,902	59,459
Payroll and employee benefits expenses	3,814,210	3,575,631
Utilities expenses	471,140	459,877
Repairs and maintenance expenses (hotpot restaurants and a food factory)	177,803	227,065
Building management fee (hotpot restaurants and a food factory)	188,374	190,619
Depreciation of property and equipment	248,148	151,773
Cleaning expense	140,545	133,708
Consumables	110,072	98,027
Others	398,993	371,669
Total	$13,165,925	$12,421,780

17. OTHER INCOME

The following table shows other income for the years ended December 31, 2021 and 2022:

	For the years ended December 31
	2021	2022
Government subsidies (note a)	$562,673	$802,679
Other	21,719	25,579
Total	$584,392	$828,258

Note:

(a)	The government subsidies were granted by the Employment Support Scheme (“ESS”), Food Licence Holders Subsidy Scheme (“FLHSS”) and Catering Business Subsidy Scheme (“CBSS”) under the Anti-epidemic fund from the Hong Kong Government to provide financial support to enterprises. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. Applicants participating in FLHSS and CBSS were required to hold a valid food business licence and the licensed food premises are in operation. There were no unfulfilled conditions nor other contingencies attached to the ESS, FLHSS and CBSS fundings.

F-22

18. INCOME TAXES

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

British Virgin Islands

West Image is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, no British Virgin Islands withholding tax will be imposed upon payments of dividends by these entities to their shareholders.

Hong Kong

First Grade is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5% for assessable profits.

Deferred income tax benefit consisted of the following components:

	For the years ended December 31,
	2021	2022
Deferred tax:
Hong Kong	$(63,929)	$(61,985)
Total	$(63,929)	$(61,985)

The following tables provide the reconciliation of the differences between the statutory and effective tax rates following as of December 31, 2021 and 2022:

	For the years ended December 31,
	2021		2022
Income before income taxes	$172,564		$413,075

Tax at Hong Kong statutory tax rate of 16.5%	28,473	16.5%	68,157	16.5%
Effect of tax-exempt for the Company incorporated in Cayman Islands	747	0.4%	838	0.2%
Effect of tax-exempt for the Company incorporated in British Virgin Islands	621	0.4%	1,224	0.3%
Tax effect on non-assessable income	(93,919)	(54.4)%	(132,503)	(32.1)%
Tax effect on non-deductible expenses	149	0.1%	299	0.1%
Deferred income tax benefit	$(63,929)	(37.0)%	$(61,985)	(15.0)%

F-23

19. DEFERRED TAX

Significant components of deferred tax were as follows:

	Tax losses	Property and equipment	Leases	Total
Balance as of January 1, 2021	$217,178	$102,820	$140,802	$460,800
Recognized in the statement of income and comprehensive income	62,526	3,743	(2,340)	63,929
Exchange realignment	(1,502)	(622)	(826)	(2,950)
Balance as of December 31, 2021	278,202	105,941	137,636	521,779
Recognized in the statement of income and comprehensive income	85,516	5,594	(29,125)	61,985
Exchange realignment	251	(5)	(142)	104
Balance as of December 31, 2022	$363,969	$111,530	$108,369	$583,868

The Group had losses carried forward amounting to $1,691,904 and $2,197,673 as of December 31, 2021 and 2022, expected future tax benefit to be derived from these tax losses, property and equipment and leases have been recognized. The Company did not recognize any valuation allowance against its deferred tax assets as management believes the Company will be able to fully utilize the assets in the foreseeable future.

20. RELATED PARTY TRANSACTIONS

The related party transaction was as follows:

			For the years ended December 31,
Name	Relationship	Nature	2021	2022
Copell Limited	Company owned by the sister of Mr. Chu	Rental expenses paid on leased property	$59,902	$59,459

First Grade entered into a tenancy agreement with Copell Limited pursuant to which First Grade leased a property owned by Copell Limited for the purpose of use as a food factory.

Remuneration to senior management, included in cost of revenues and operating expenses, for the years ended December 31, 2021 and 2022 were:

	For the years ended December 31,
	2021	2022
Salaries and other short term employee benefits	$321,124	$606,084
Payments to defined contribution pension schemes	9,263	9,195
Total	$330,387	$615,279

F-24

21. RISKS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and other receivables.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiary is located.

Other receivables

The Company is exposed to risk from other receivables. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Customer concentrations

For the years ended December 31, 2021 and 2022, no customers accounted for more than 10% of total revenue.

As of December 31, 2021, three accounts receivable accounted for 55.4%, 18.7% and 10.3% of the total balance of accounts receivable. As of December 31, 2022, three accounts receivable accounted for 63.2%, 13.2% and 12.7% of the total balance of accounts receivable.

Vendor concentrations

For the year ended December 31, 2021, two vendors accounted for 19.8% and 16.6% of total purchases. For the year ended December 31, 2022, two vendors accounted for 22.6% and 16.6% of total purchases. No other vendors accounted for more than 10% of total purchases for the years ended December 31, 2021 and 2022.

As of December 31, 2021, two vendors accounted for 23.2% and 22.0% of the total balance of accounts payable. As of December 31, 2022, two vendors accounted for 25.4% and 19.9% of the total balance of accounts payable. No other vendors accounted for more than 10% of accounts payable as of December 31, 2021 and 2022.

Interest rate risk

The Company is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Company’s bank borrowings and bank balances. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

F-25

Foreign currency risk

The Company is exposed to foreign currency risk primarily through purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The purchases and procurements of the Company are predominantly in HK$ and incurred from the Hong Kong subsidiary. The Company’s policy is not to execute currency protection transactions.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market and geographic risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

22. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on March 8, 2018. For the sake of undertaking a public offering of the Company’s ordinary shares, on August 2, 2023, the Company entered into a recapitalization transaction resulting in 1,000,000 ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. The current authorized number of ordinary shares is 500,000,000 ordinary shares with a par value of $0.001 each.

Constructive dividend

The Company declared constructive dividend of $861,610 and $374,136 for the years ended December 31, 2021 and 2022, respectively.

23. SUBSEQUENT EVENT

The Share recapitalization as detailed in note 1 above, was completed on August 2, 2023.

The Company evaluated all events and transactions that occurred after December 31, 2022 up through September 15, 2023, which is the date that these consolidated financial statements are available to be issued. Saved to the Share recapitalization as disclosed above, there were no other material subsequent events that require disclosure in these consolidated financial statements.

F-26

24. PARENT-COMPANY-ONLY FINANCIAL INFORMATION

The following presents condensed parent-company-only financial information of The Great Restaurant Development Holdings Limited.

Condensed balance sheets

	As of December 31,
	2021	2022
ASSETS
Current assets
Amount due from the subsidiary	$2,519,014	$2,513,886
Total current assets	2,519,014	2,513,886

Non-current assets
Interest in subsidiary	1,056,233	1,056,233
Total non-current assets	1,056,233	1,056,233
TOTAL ASSETS	$3,575,247	$3,570,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables	368,904	368,904
TOTAL CURRENT LIABILITIES AND LIABILITIES	$368,904	$368,904

COMMITMENTS AND CONTINGENCIES	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value per share; 500,000,000 shares authorized, 1,000,000 shares issued and outstanding as of December 31, 2021 and 2022)*	1,000	1,000
Additional paid-in capital	6,493,213	6,493,213
Retained deficit	(3,287,870)	(3,292,998)
Total shareholders’ equity	3,206,343	3,201,215
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,575,247	$3,570,119

*	Retrospectively restated for effect of share recapitalization (Note 1)

F-27

Condensed statements of loss and comprehensive loss

	For the years ended December 31,
	2021	2022
Operating expenses:
General and administrative expenses	$(4,537)	$(5,128)
Total operating expenses	(4,537)	(5,128)

Loss before income taxes	(4,537)	(5,128)

Income tax expense	-	-

Net loss and total comprehensive loss	$(4,537)	$(5,128)

Condensed statements of cash flows

	For the years ended December 31,
	2021	2022
Cash flows from operating activities
Net loss	$(4,537)	$(5,128)
Change in operating assets and liabilities:
Amount due from the subsidiary	4,537	5,128
Net cash generated from operating activities	-	-

Net change in cash and cash equivalents	-	-

Cash and cash equivalents at the beginning of the year	-	-
Cash and cash equivalents at the end of the year	$-	$-

F-28

(i) Basis of preparation

The Company was incorporated under the laws of the Cayman Islands as a limited company on March 8, 2018 and as a holding company.

In the condensed parent company only financial statements, the Company’s investment in subsidiary stated at cost of acquisition in West Image. Those condensed parent company only financial statements should be read in connection with the consolidated financial statements and notes hereto.

(ii) Restricted net assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company only financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of The Great Restaurant Development Holdings Limited exceed 25% of the consolidated net assets of The Great Restaurant Development Holdings Limited. The Company generates revenues from its wholly owned subsidiary in the Hong Kong. The ability of First Grade in the Hong Kong to pay dividends is not restricted. In this connection, the restricted net assets of the subsidiaries of The Great Restaurant Development Holdings Limited do not exceed 25% of the consolidated net assets of The Great Restaurant Development Holdings Limited and accordingly the above condensed parent company only financial information of The Great Restaurant Development Holdings Limited is presented for supplementary reference.

As of December 31, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.

F-29

Until          , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in an addition to the dealers obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ordinary shares

The Great Restaurant Development Holdings Limited

Eddid Securities USA Inc.

, 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Our Cayman Islands exempted Company was incorporated on March 8, 2018 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$500,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.001 each. On August 2, 2023, we concluded a recapitalization by (i) creating and increasing the authorized share capital of our Cayman Islands exempted company by US$500,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.001 each; (ii) repurchasing 400 Ordinary Shares of the Company, which were denominated in HK dollars with a par value of HK$0.01 each from Sincere Virtue in consideration of allotting and issuing 1,000,000 Ordinary Shares; and (iii) cancelling HK$380,000 of authorized share capital thereafter. No underwriters were involved in these issuances. The above issuances were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes to file post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on , 2023.

The Great Restaurant Development Holdings Limited

By:
Name:	Mr. Siu Ming Law
Title:	Executive Director and Chief Executive Officer

The Great Restaurant Development Holdings Limited

By:
Name:	Mr. Pak Kin Ken Chan
Title:	Chief Financial Officer

II-3

POWER OF ATTORNEY

We, the undersigned directors of The Great Restaurant Development Holdings Limited and executive officers of The Great Restaurant Development Holdings Limited and its subsidiaries hereby severally constitute and appoint , singly (with full power to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Mr. Siu Ming Law	Executive Director

Mr. Tak Wah Chu	Executive Director

Mr. Pak Kin Ken Chan	Chief Financial Officer

II-4

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on August 3, 2023.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice President

II-5

EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum and Articles of Association of the Registrant
5.1**	Opinion of Harney Westwood & Riegels regarding the validity of securities being registered
5.2**	Opinion of Robertsons regarding Hong Kong legal matters
5.3**	Opinion of Beijing Dentons Law Offices, LLP (Shenzhen) regarding PRC legal matters
8.1**	Opinion of Harney Westwood & Riegels regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Employment Agreement between The Great Restaurant Development Holdings Limited and Siu Ming Law dated September 7, 2023
10.2*	Employment Agreement between The Great Restaurant Development Holdings Limited and Tak Wah Chu dated September 7, 2023
10.3*	Employment Agreement between The Great Restaurant Development Holdings Limited and Pak Kin Ken Chan dated September 7, 2023
10.4*	Independent Director Offer Letter between The Great Restaurant Development Holdings Limited and Suk Yee Jackey Chu dated September 7, 2023
10.5*	Independent Director Offer Letter between The Great Restaurant Development Holdings Limited and Lai Hung Li dated September 7, 2023
10.6*	Independent Director Offer Letter between The Great Restaurant Development Holdings Limited and Fuk Yuen Bernie Suen dated September 7, 2023
10.7**	Form of Indemnification Agreement
14.1**	Code of Ethics of the Registrant
21.1*	List of Subsidiaries of the Registrant
23.1**	Consent of WWC, P.C.
99.1**	Consent of Harney Westwood & Riegels (included in Exhibits 5.1 and 8.1)
99.2**	Consent of Robertsons (included in Exhibit 5.2)
99.3**	Consent of Beijing Dentons Law Offices, LLP (Shenzhen)
99.4*	Consent of Frost & Sullivan
99.5**	Consent of Suk Yee Jackey Chu
99.6**	Consent of Lai Hung Li
99.7**	Consent of Fuk Yuen Bernie Suen
107**	Filing Fee Table

* Submitted herewith

** To be filed by amendment

II-6

RESALE PROSPECTUS ALTERNATE PAGE

THE GREAT RESTAURANT DEVELOPMENT HOLDINGS LIMITED

PRELIMINARY PROSPECTUS

Through and including [●], 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated         , 2023

PRELIMINARY PROSPECTUS

THE GREAT RESTAURANT DEVELOPMENT HOLDINGS LIMITED

Ordinary Shares

This prospectus relates to the resale of        Ordinary Shares held by Sincere Virtue Limited. We will not receive any of the proceeds from the sale of Ordinary Shares by it.

Any Ordinary Shares sold by Sincere virtue Limited until our Ordinary Shares are listed or quoted on an established public trading market will take place at US$          , which is the public offering price of the Ordinary Shares we are selling in our initial public offering. Thereafter, any sales will occur at prevailing market prices or in privately negotiated prices. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by Sincere Virtue Limited. No sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq.

On         , 2023, a registration statement under the Securities Act with respect to our initial public offering of Ordinary Shares was declared effective by the Securities and Exchange Commission. We received approximately US$ in net proceeds from the offering after payment of underwriting discounts and commissions and estimated expenses of the offering.

Concurrent with our initial public offering, our Ordinary Shares were listed on the Nasdaq under the symbol “HPOT.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

An investment in our Ordinary Shares involves significant risks. You should carefully consider the risk factors beginning on page 19 of this prospectus before you make your decision to invest in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is        , 2023

TABLE OF CONTENTS

Page
ABOUT THIS PROSPECTUS
PRESENTATION OF FINANCIAL INFORMATION
MARKET AND INDUSTRY DATA
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
DEFINITIONS
PROSPECTUS SUMMARY
RISK FACTORS
ENFORCEABILITY OF CIVIL LIABILITIES
USE OF PROCEEDS	1
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
DIVIDEND POLICY
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
HISTORY AND CORPORATE STRUCTURE
INDUSTRY OVERVIEW
BUSINESS
REGULATORY ENVIRONMENT
MANAGEMENT
EXECUTIVE COMPENSATION
PRINCIPAL AND SELLING SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF SHARE CAPITAL
CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS
SHARES ELIGIBLE FOR FUTURE SALE
EXPENSES RELATED TO THIS OFFERING
MATERIAL TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS	3
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Until ________________, 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

THE OFFERING

Ordinary Shares being offered	Ordinary Shares.

Ordinary Shares outstanding after this Offering	Ordinary Shares, assuming the issuance and sale of Ordinary Shares pursuant to the Public Offering Prospectus filed contemporaneously herewith.

Use of proceeds	We will not receive any proceeds from the sale of Ordinary Shares held by Sincere Virtue being registered in this prospectus.

Proposed Nasdaq Symbol

Risk factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

USE OF PROCEEDS

Sincere Virtue will receive all of the proceeds from any sales of the Ordinary Shares offered hereby. However, we will incur expenses in connection with the registration of our Ordinary Shares offered hereby.

RESALE SHAREHOLDER

The Ordinary Shares being offered by Sincere Virtue were issued to it on         . We are registering those Ordinary Shares in order to permit Sincere Virtue to offer their shares for resale from time to time.

This prospectus covers the offering for resale of in aggregate         Ordinary Shares by Sincere Virtue. This prospectus and any prospectus supplement will only permit to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares issued to Sincere Virtue are “restricted” securities under applicable U.S. federal and state securities laws and are being registered to provide Sincere Virtue the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Shareholder who is offering the Ordinary Shares for resale by this prospectus, the number and percentage of Ordinary Shares beneficially owned by it, the number of Ordinary Shares that may be offered for resale by this prospectus and the number and percentage of Ordinary Shares it will own after the Offering. The information appearing in the table below is based on information provided by Sincere Virtue. We will not receive any proceeds from the resale of the Ordinary Shares by Sincere Virtue. Sincere Virtue may sell all, some or none of its shares in this Offering. See “Plan of Distribution.”

Name of Resale Shareholder	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)		Number of Ordinary Shares to be Sold	Number of Ordinary Shares Owned After Offering(2)	Percentage Ownership After Offering
Sincere Virtue Limited			%				%

Notes:

(1) Based on                Ordinary Shares issued and outstanding prior to completion of the Company’s initial public offering.

(2) Since we do not have the ability to control how many, if any, of the Ordinary Shares held by the Resale Shareholder will sell, we have assumed that it will sell all of its shares offered herein for purposes of determining how many shares it will own after the Offering and its percentage of ownership following the Offering.

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PLAN OF DISTRIBUTION

Sincere Virtue and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its Ordinary Shares covered hereby on the Nasdaq or any other stock exchange, market or trading facility on which the Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Sincere Virtue may use any one or more of the following methods when selling its Ordinary Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with Sincere Virtue to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

Sincere Virtue may also sell its Ordinary Shares under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Resale Shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Resale Shareholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the Ordinary Shares or interests therein, Sincere Virtue may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Ordinary Shares in the course of hedging the positions they assume. Sincere Virtue may also sell Ordinary Shares short and deliver these shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. Sincere Virtue may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Ordinary Shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Sincere Virtue and any broker-dealers or agents that are involved in selling the Ordinary Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Ordinary Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Sincere Virtue has informed the Company that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Ordinary Shares.

The Company is required to pay certain fees and expenses incurred by the Company incidental to the registration of the Ordinary Shares.

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We agreed to keep this prospectus effective until the earlier of (i) the date on which the Ordinary Shares may be resold by Sincere Virtue without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect; or (ii) all of the Ordinary Shares held by Sincere Virtue has been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Ordinary Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Ordinary Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Ordinary Shares may not simultaneously engage in market making activities with respect to the Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, Sincere Virtue will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Ordinary Shares by Sincere Virtue or any other person. We will make copies of this prospectus available to Sincere Virtue and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

We are being represented by Ortoli Rosenstadt LLP with respect to certain legal matters of U.S. federal securities and New York state law. The validity of the Ordinary Shares offered in this Offering and certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels. Legal matters as to Hong Kong law will be passed upon for us by Robertsons. Legal matters as to PRC law will be passed upon for us by Beijing Dentons Law Offices, LLP (Shenzhen). Ortoli Rosenstadt LLP may rely upon Harney Westwood & Riegels with respect to matters governed by Cayman Islands law and Robertsons with respect to matters governed by Hong Kong law.

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